UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2007

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____ to _____

Commission File Number 000-50908

RAND LOGISTICS, INC.
(Name of Small Business Issuer in Its Charter)

Delaware (State of Incorporation)	20-1195343 (I.R.S. Employer Identification No.)
461 Fifth Avenue, 25th Floor New York, New York (Address of Principal Executive Offices)	10017 (Zip Code)

212-644-3450
(Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

s consisting of one share of Common Stock, par value $.0001 per share, and two Warrants Common Stock, $.0001 par value per share
rants to purchase shares of Common Stock

Securities registered pursuant to Section 12(g) of the Act:
None

k whether the Issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. |_|

k whether the Issuer (1) has filed all reports required to be filed by
on 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such
ts), and (2) has been subject to such filing requirement for the past 90 days. Yes |X| No |_|

k if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be
ined, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this
10-KSB or any amendment to this Form 10-KSB. |_|

te by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes |_| No |X|

's revenues for the fiscal year ended March 31, 2007 were $ 79,185,512.

June 22, 2007, the aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $33,349,621.

June 22, 2007, there were 10,041,378 shares of Common Stock, $.0001 par value per share, outstanding.

s of Rand Logistics, Inc.'s definitive Proxy Statement for Rand Logistics, Inc.'s 2007 Annual Meeting of Stockholders, which is
d to be filed pursuant to Regulation 14A no later than 120 days after conclusion of Rand Logistics, Inc.'s fiscal year ended March 31,
re incorporated by reference into Part III of this report.

ional Small Business Disclosure Format (check one): Yes |_| No |X|

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Rand Logistics, Inc. (formerly Rand Acquisition Corporation) was incorporated in the State of Delaware on June 2, 2004 as a blank check company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On November 2, 2004, we closed our initial public offering of 4,000,000 units with each unit consisting of one share of our common stock and two warrants, each to purchase one share of our common stock at an exercise price of $5.00 per share. The units were sold at an offering price of $6.00 per unit, generating gross proceeds of $24,000,000. On November 3, 2004, we sold an additional 600,000 units pursuant to the underwriters' over-allotment option raising additional gross proceeds of $3,600,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the offering were approximately $24,605,000.

On March 3, 2006, we acquired all of the outstanding shares of capital stock of Lower Lakes Towing Ltd., a Canadian corporation which, with its subsidiary Lower Lakes Transportation Company, provides bulk freight shipping services throughout the Great Lakes region. As part of the acquisition of Lower Lakes, we also acquired Lower Lakes' affiliate, Grand River Navigation Company, Inc. Prior to the acquisition, we did not conduct, or have any investment in, any operating business. In this discussion of Rand's business, unless the context otherwise requires, references to Rand include Rand and its direct and indirect subsidiaries, and references to Lower Lakes' business or the business of Lower Lakes mean the combined businesses of Lower Lakes Towing, Lower Lakes Transportation and Grand River.

Rand's shipping business is operated in Canada by Lower Lakes Towing and in the United States by Lower Lakes Transportation. Lower Lakes Towing was organized in March 1994 under the laws of Canada to provide marine transportation services to dry bulk goods suppliers and purchasers operating in ports in the Great Lakes that were restricted in their ability to receive larger vessels. Lower Lakes has grown from its origin as a small tug and barge operator to a full service shipping company with a fleet of eleven cargo-carrying vessels. From its exclusively Canadian beginnings, Lower Lakes has also grown to offer domestic services to both Canadian and U.S. customers as well as cross-border routes. Lower Lakes services the construction, electric utility and integrated steel industries through the transportation of limestone, coal, iron ore, salt, grain and other dry bulk commodities.

We believe that Lower Lakes is the only company providing significant domestic port-to-port services to both Canada and the United States in the Great Lakes region. Lower Lakes maintains this operating flexibility by operating both U.S. and Canadian flagged vessels in compliance with the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, in the U.S. and the Coasting Trade Act (Canada) in Canada.

Lower Lakes' fleet consists of four self-unloading bulk carriers in Canada and seven self-unloading bulk carriers in the U.S., including an integrated tug and barge unit. Lower Lakes Towing owns each of the Canadian vessels. Lower Lakes Transportation time charters four vessels in the U.S. from Grand River, which owns such U.S. flagged vessels, including the tug, and charters three vessels and the barge from third parties under charter arrangements.

Lower Lakes is a leader in the provision of River Class bulk freight shipping services throughout the Great Lakes, operating more than one-third of all River Class vessels servicing the Great Lakes and the majority of boom-forward equipped vessels in this category. Boom forward self-unloading vessels - those with their booms located in front of the cargo holds - offer greater accessibility for delivery of cargo to locations where only forward access is possible. Seven of the vessels used in Lower Lakes' operations are boom forward self-unloaders and four vessels are boom aft self-unloaders. River Class vessels - which represent the smaller end of Great Lakes vessels with maximum dimensions of approximately 650 feet in length and 72 feet in beam and carrying capacities of 15,000 to 20,000 tons - are ideal for customers seeking to move significant quantities of dry bulk product to ports which restrict non-River Class vessels due to size and capacity constraints.

Lower Lakes services approximately 50 customers in a diverse array of end markets by shipping dry bulk commodities such as construction aggregates, coal, grain, iron ore and salt. Lower Lakes' top ten customers accounted for approximately 72% of its revenue during the twelve months ended March 31, 2007. Lower Lakes is the sole-source shipping provider to several of its customers. Many of Lower Lakes' customers are under long-term contracts with Lower Lakes, which typically average three to five years in duration and provide for minimum and maximum tonnage, annual price escalation features, and fuel surcharges.

Lower Lakes faces competition from other marine and land-based transporters of dry bulk commodities in and around the Great Lakes area. In the River Class market segment, Lower Lakes generally faces two primary competitors: Seaway Marine Transport and American Steamship Company. Seaway Marine Transport is a Canadian traffic and marketing partnership, which owns 22 self-unloading vessels, four of which are River Class boom forward vessels. American Steamship Company operates in the U.S. and maintains a fleet of 18 vessels, four of which are River Class vessels. We believe that industry participants compete on the basis of customer relationships, price, and service, and that the ability to meet a customer's schedule and offer shipping flexibility is a key competitive factor. Moreover, we believe that customers are generally willing to continue to use the same carrier assuming such carrier provides satisfactory service with competitive pricing.

As of March 31, 2007, Lower Lakes had approximately 277 full-time employees, 22 of whom were shoreside and management and 255 that were operational. Approximately 49% of Lower Lakes' employees (all U.S. based Grand River Navigation crew) are unionized with the International Organization of Masters, Mates and Pilots, AFL-CIO. Lower Lakes has never experienced a work stoppage on its crewed vessels as a result of labor issues, and we believe that our employee relations are good. However, Lower Lakes Transportation utilizes three vessels under the terms of a Time Charter Agreement with Wisconsin & Michigan Steamship Company, the owner of such vessels. On May 9, 2007, the officers on those vessels represented by the American Maritime Officers returned the vessels to port and began a work stoppage. Wisconsin & Michigan Steamship has informed Lower Lakes Transportation that, in its view, the work stoppage is unlawful and that Wisconsin & Michigan Steamship intends to pursue all available legal remedies to end it. Although Lower Lakes Transportation remains obligated to pay hire under the Time Charter Agreement during any work stoppage, Wisconsin & Michigan Steamship is obligated to lay up the vessels and minimize the operating and related costs incurred during such period. The work stoppage is not presently having, and is not in the immediate future expected to have, any material impact upon Lower Lakes Transportation's ability to fulfill its obligations to its customers.

Our executive officers are Laurence S. Levy, who serves as our chairman of the board and chief executive officer; Edward Levy, who serves as our president; and Joseph W. McHugh Jr., who serves as our chief financial officer. Carol Zelinski is secretary of Rand. Rand does not at present have any other employees.

Additional information relating to Rand's and Lower Lakes' business is included in Exhibit 99.1 to this Form 10-KSB, which is incorporated by reference herein.

ITEM 2. DESCRIPTION OF PROPERTY

Rand maintains its executive offices at 461 Fifth Avenue, 25th Floor, New York, New York 10017 pursuant to an agreement with ProChannel Management LLC, an affiliate of Laurence S. Levy, our chairman of the board and chief executive officer. We pay ProChannel Management a monthly fee of $12,000 for use of Rand's executive offices in New York City. Lower Lakes currently leases the following properties:

o Lower Lakes Towing has leased approximately 4,500 square feet of warehouse space at 207 Greenock Street, Port Dover, Ontario under a lease that expires October 2007.

o Lower Lakes Towing has leased approximately 3,075 square feet of office space at 517 Main Street, Port Dover, Ontario that expires March 2013.

o Lower Lakes Transportation has leased approximately 100 square feet of office space at 1207 Delaware Avenue, Suite 217, Buffalo, New York under a lease that expires March 31, 2008.

o Grand River Navigation has leased approximately 1,000 square feet of space at 515 Moore Road, Suite 2, Avon Lake, Ohio under a lease that expires July 31, 2008.

o Grand River Navigation has leased approximately 300 square feet at 3301 Veterans Drive. Suite 210, Traverse City, Michigan under a lease that expires September 30, 2007.

We consider our current office space adequate for our current operations.

ITEM 3. LEGAL PROCEEDINGS

Rand is not involved in any legal proceedings which may have a significant effect on its business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, Lower Lakes may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASE OF EQUITY SECURITIES.

Our units, common stock and warrants are currently traded on the NASDAQ Capital Market under the symbols RLOGU, RLOG and RLOGW, respectively. Prior to March 7, 2007, our units, common stock and warrants were traded on the OTC Bulletin Board. The following table sets forth the range of high and low closing bid prices for the units, common stock and warrants for the periods where such securities were listed on the OTC Bulletin Board, and the high and low sales prices for each period where such securities were listed on the NASDAQ Capital Market. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Common Stock		Warrants		Units	
Quarter Ended	High	Low	High	Low	High	Low
June 30, 2005	$5.43	$5.10	$0.85	$0.68	$6.90	$6.32
September 30, 2005	$5.70	$5.55	$1.10	$1.05	$7.65	$7.65
December 31, 2005	$5.90	$5.39	$1.22	$0.85	$7.90	$7.05
March 31, 2006	$5.65	$5.05	$1.30	$0.80	$7.40	$6.50
June 30, 2006	$6.25	$5.40	$1.27	$0.70	$8.70	$7.40
September 30, 2006	$5.88	$5.30	$1.01	$0.70	$8.00	$6.90
December 31, 2006	$7.10	$5.40	$2.18	$0.76	$11.75	$7.00
March 31, 2007*	$7.20	$6.60	$2.30	$1.50	$11.47	$10.05

*Effective March 7, 2007, the Company's units, common stock and warrants ceased trading on the OTC Bulletin Board and began trading on the NASDAQ Capital Market.

Holders

As of June 12, 2007, there was one holder of record of our units, 31 holders of record of our common stock and one holder of record of our warrants.

Dividends

We have not paid any dividends on our common stock to date and do not intend to pay dividends on our common stock in the near future. The payment of dividends in the future will be contingent upon our revenues, earnings, capital requirements and general financial condition. The payment of dividends is within the discretion of our board of directors. Other than dividends which our board of directors may determine to pay on our preferred stock, it is the present intention of our board of directors to retain all earnings for future investment and use in our business operations. Accordingly, our board of directors does not anticipate declaring any dividends in the foreseeable future on our common stock. In addition, no dividends may be declared or paid on our common stock unless all accrued dividends on our preferred stock have been paid.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation. The following presentation of the plan of operation of Rand has been prepared by internal management and should be read in conjunction with the financial statements and notes thereto included in, or referred to, in this report. Some of the statements below discuss "forward-looking" information. Those statements include statements regarding the intent, belief or current expectations of Rand and its management team. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These risks and uncertainties include but are not limited to, those risks and uncertainties discussed in Exhibit 99.1 to this Form 10-KSB which is incorporated herein by reference. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this report, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Rand Logistics, Inc. (formerly Rand Acquisition Corporation) was formed on June 2, 2004 as a blank check company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On March 3, 2006, Rand, through its wholly-owned subsidiary, LL Acquisition Corp., acquired all of the outstanding shares of capital stock of Lower Lakes Towing in accordance with the terms of the Stock Purchase Agreement, dated September 2, 2005, by and among Rand, LL Acquisition Corp. and the stockholders of Lower Lakes, as amended. Immediately following completion of the acquisition, and in conjunction therewith, LL Acquisition Corp. and Lower Lakes were amalgamated under Canadian law and the shares of capital stock of Grand River and Lower Lakes Transportation owned by Lower Lakes at the time of the amalgamation were transferred to Rand's wholly-owned subsidiary, Rand LL Holdings Corp. Upon completion of such transfer, the outstanding shares of Grand River not owned by Rand LL Holdings Corp. were redeemed in accordance with the terms of the Redemption Agreement, dated September 2, 2005, between Grand River and GR Holdings, Inc. Following completion of the foregoing transactions, as of March 3, 2006, each of Lower Lakes, Grand River and Lower Lakes Transportation became indirect, wholly-owned subsidiaries of Rand. In conjunction with the foregoing transactions, as of March 3, 2006, Rand changed its name to Rand Logistics, Inc and its fiscal year end to March 31.

In accordance with the terms of the Stock Purchase Agreement and Redemption Agreement, respectively, Rand paid US$9,843,748 to the selling shareholders of Lower Lakes and US$750,000 to GR Holdings, Inc., and arranged for the repayment of the acquisition closing date indebtedness of such entities of Cdn$43,732,749 and US$5,156,945, respectively. The amount paid to the Lower Lakes selling shareholders reflects certain adjustments made on the acquisition closing date in accordance with the Stock Purchase Agreement. Rand funded the acquisition closing date payments with the approximately US$24,646,000 of proceeds of its initial public offering held in trust, US$15,000,000 of proceeds of the acquisition closing date issuance of Rand's newly created series A convertible preferred stock, and proceeds of the new senior loan facility entered into on the acquisition closing date by Lower Lakes, Grand River and Lower Lakes Transportation.

The shares of series A convertible preferred stock were issued pursuant to the terms of the Preferred Stock Purchase Agreement, dated September 2, 2005, by and among Rand and Knott Partners LP and certain of its affiliates, and Bay Resource Partners L.P. and certain of its affiliates. In accordance with the terms of the Preferred Stock Purchase Agreement, Rand issued 300,000 shares on the acquisition closing date for $50 per share or an aggregate purchase price of $15,000,000. The shares of series A convertible preferred stock: rank senior to Rand's common stock with respect to liquidation and dividends; are entitled to receive a cash dividend at the annual rate of 7.75% (based on the $50 per share issue price), payable quarterly (subject to increases of 0.5% for each six month period in respect of which the dividend is not timely paid, up to a maximum of 12%, subject to reversion to 7.75% upon payment of all accrued and unpaid dividends); are convertible into shares of Rand common stock at any time at the option of the series A preferred stockholder at a conversion price of $6.20 per share (based on the $50 per share issue price and subject to adjustment) or 8.065 shares of common stock for each Series A Preferred Share (subject to adjustment); are convertible into shares of Rand common stock (based on a conversion price of $6.20 per share, subject to adjustment) at the option of Rand if, after the third anniversary of the acquisition, the trading price of Rand's common stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share (subject to adjustment); may be redeemed by Rand in connection with certain change of control or acquisition transactions; will vote on an as-converted basis with Rand's common stock; and have a separate vote over certain material transactions or changes involving Rand.

Rand's Certificate of Incorporation was amended and restated on the acquisition closing date to, among other things, increase the number of shares of common stock that Rand is authorized to issue from 20,000,000 shares to 50,000,000 shares, and to adopt certain amendments designed to ensure Rand's compliance with the citizenship requirements of U.S. maritime laws, including the Shipping Act, 1916, and the Merchant Marine Act, 1920, commonly referred to as the Jones Act, after completion of the acquisition. The maritime law-related amendments limit the aggregate percentage ownership of Rand's capital stock, including common stock, by non-U.S. citizens to 23% of the outstanding shares of Rand's capital stock and no more than 23% of the voting power of Rand. In addition, these amendments give Rand's Board of Directors the authority to make such determinations as may reasonably be necessary to ascertain such ownership and to implement such limitations, including limiting transfers of shares and redeeming shares held by anyone whose ownership of such shares would cause Rand to be in violation of U.S. maritime laws.

On August 1, 2006, Lower Lakes Transportation entered into a Time Charter Agreement with Wisconsin & Michigan Steamship Company ("WMS"), pursuant to which three United States flag vessels owned by WMS are available for the exclusive use of Lower Lakes Transportation. The basic charter period under the Time Charter Agreement expires on December 31, 2008, and Lower Lakes Transportation has the option to extend the charter period through December 31, 2013. The Time Charter Agreement also provides Lower Lakes Transportation the option of purchasing the vessels at any time during the charter period at a price based, in part, generally on the amount of WMS indebtedness outstanding at the time of purchase relating to WMS's acquisition and maintenance of the vessels. The Company funded its obligations under the Time Charter Agreement with US$13,000,000 of proceeds from the issuance of 2,402,957 shares of Rand's common stock sold in a private placement to institutional accredited investors, and the proceeds of the amended senior loan facility entered into on August 1, 2006 by Lower Lakes, Grand River and Lower Lakes Transportation.

On March 23, 2007, Grand River entered into a Vessel Sale Agreement with Lake Service Shipping Co ("Lake Service"), pursuant to which Grand River purchased the M/V MANISTEE, a self-unloading bulk carrier, on an "as-is" basis, for a purchase price of $2,200,000. Grand River had previously operated the MANISTEE under a chartering agreement with Lake Service. The Company funded its obligations under the Vessel Sale Agreement through the proceeds of the amended senior loan facility entered into on March 23, 2007 by Lower Lakes Towing, Grand River and Lower Lakes Transportation.

Rand intends to continue to pursue acquisition opportunities in an effort to diversify its investments. Rand's strategy and business model as it relates to Lower Lakes includes the following:

o Selected acquisitions. Since October 1999, Lower Lakes has added ten cargo-carrying vessels to its fleet, making Lower Lakes one of the most acquisitive shipping companies in the Great Lakes region. Rand's management believes that the acquisition of additional vessels would provide it with a larger share of the available River Class capacity, provide additional operating flexibility and extend the longevity of its fleet. Rand is actively pursuing acquisition opportunities but is not committed to any acquisitions at the present time;

o New customer relationships and long-term contracts. Rand believes that opportunities exist to enter into additional long-term contracts with new customers. Rand believes that Lower Lakes has historically built strong relationships with its customers, who Rand believes view Lower Lakes as a strategic supplier offering lower costs and greater flexibility than the larger shipping companies; and

o Expand existing customer relationships. In addition to gaining new customers, Rand believes opportunities exist for Rand to increase its business with existing customers.

Lower Lakes' vessels require general maintenance and capital upgrades each year to ensure the fleet operates efficiently during the shipping season and to minimize downtime during the operating season. This work is completed during January, February, and March each year when the vessels are not active. The age of the vessels, combined with the prohibitive replacement cost of a vessel, increases the importance of having an appropriate maintenance program. Historically, the cost of winter work averages approximately $600,000 per vessel. Between 40% and 60% of the winter work projects have been expensed as maintenance expenditures, with the balance of winter work expenditures capitalized. Capitalized winter work expenditures include items such as steel replacement and engine overhauls.

Every vessel on the Great Lakes must be dry docked, inspected, and certified every four years in Canada and five years in the U.S., although one-year extensions are frequently granted. This certification in the U.S. is known as the five-year survey. Dry docking certification entails the visual inspection and measurement of all parts of the vessel that are located underwater. Certification also requires the inspection of the internal structure of the vessel, all fuel tanks, the main deck, cargo holds, and several other parts of the vessel. Any required repairs are made at this time. In addition, it is normal to paint the underwater portion of the vessel's hull and make repairs as required to any bow or stern thrusters during the certification process. Dry docking expenses are capitalized when incurred and amortized over the benefit period, which is either four to five years for Canadian vessels or five to six years for U.S. vessels. Historically, the cost of the certification process for each vessel has averaged approximately $750,000, excluding major repairs. Such costs could be dramatically higher in the future depending on the nature of repairs required.

On April 30, 2007, the Company entered into a Warrant Exercise Agreement with Knott Partners, LP; Knott Partners Offshore Master Fund, LP; CommonFund Hedged Equity Company; Shoshone Partners, LP; Finderne,

LLC; Good Steward Trading Company SPC; and Leonard & Margaret Frierman (the "Knott Entities"), pursuant to which the Knott Entities agreed to exercise 1,504,000 of the Company's publicly traded warrants and the Company agreed to accept $4.50, rather than the $5.00 exercise price provided in the warrant, as the exercise price for each such warrant. On the same date, the Company received $6,768,000 of proceeds from the exercise of the subject warrants and the Company authorized the issuance of the 1,504,000 shares of its common stock issuable upon exercise of such warrants.

On May 4, 2007, the Company announced that it reduced the exercise price of its outstanding, publicly traded warrants to $4.50 (from the $5.00 exercise price provided by the original terms of the warrants) until 5:00 p.m. eastern time on July 9, 2007 (the "Expiration Time"). Any and all Warrants properly exercised in accordance with the terms of the warrants prior to the Expiration Time will be accepted by Rand at the reduced exercise price, and one share of registered common stock per warrant will be issued to the exercising warrantholder. After the Expiration Time, the $5.00 exercise price included in the original terms of the warrants will be reinstituted. Except for the reduced exercise price of the warrants prior to the Expiration Time, the terms of the warrants remain unchanged. The reduced exercise price applies to all of the Company's currently outstanding publicly traded warrants, including those warrants still included as part of the units issued in Rand's initial public offering. Approximately 1,571,349 of the Company's warrants are held by individuals, or affiliates of individuals, who are officers, directors, employees or consultants of Rand. Each such officer, director, employee and consultant has agreed not to exercise his warrants prior to the Expiration Time.

Rand believes that its current cash on hand, credit facility, and proceeds from warrant exercises, together with cash flows from operations of Lower Lakes, will be sufficient to satisfy Lower Lakes' and Rand's cash requirements for the foreseeable future; provided, however, that there can be no assurance that Rand will have sufficient cash to pay current dividends on the series A preferred stock, in which case such dividends would accrue in accordance with the terms of the series A preferred stock.

Neither Rand nor Lower Lakes has any specific current plans to increase or decrease the number of its employees or to purchase or sell any significant equipment; however, implementation of Rand's acquisition strategy could result in a future increase in the number of its employees or future acquisitions of equipment.

Off-Balance Sheet Arrangements. Options and warrants issued in conjunction with our initial public offering are equity linked derivatives and accordingly represent off-balance sheet arrangements. The options and warrants meet the scope exception in paragraph 11(a) of FAS 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity. See the notes to the March 31, 2007 financial statements for a discussion of outstanding options and warrants.

ITEM 7. FINANCIAL STATEMENTS

This information appears following Item 14 of this Report and is incorporated herein by reference.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROL AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2007 was made under the supervision and with the participation of our management, including our chief executive officer. Based on that evaluation, we concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

2006 Internal Controls

The Company's independent registered chartered accounting firm, Grant Thornton LLP, notified our audit committee that it had identified certain material weaknesses and significant deficiencies in the Company's internal control systems, which were identified as part of the March 31, 2006 financial statements audit.

Management Responses

Management has responded to those material weaknesses and significant deficiencies identified as of March 31, 2006 as follows:

- the Company established an audit committee on June 16, 2006, to increase its oversight of the disclosure and reporting processes;
- management hired a financial analyst in October 2006 and commenced a conversion of its accounting system on January 2, 2007 which will mitigate the deficiency;
- the Company engaged a Sarbanes-Oxley consulting firm who commenced assisting Lower Lakes in December 2006 in the documentation of improved segregation of duties, documentation of controls and the drafting of accounting policies and procedures;
- the Company has also engaged outside consultants to develop a written disaster recovery plan which will be completed and tested in fiscal 2008 after certain planned changes are completed in the company's information technology infrastructure; and
- the Company recently engaged an outside firm to receive and process anonymous complaints regarding accounting and financial reporting issues, which is currently being implemented.

2007 Internal Controls

In addition, the Company's auditors notified our audit committee that it had identified material weaknesses, significant deficiency and control deficiencies in the Company's internal control systems, which were identified as part of the March 31, 2007 financial statements audit.

The auditors identified the following material weaknesses in the Company's internal controls:

- the Chief Financial Officer of Lower Lakes Towing Ltd. was performing the functional tasks of a systems administrator for the accounting and financial reporting system;
- the lack of separation of duties, mitigated through policies and procedures and documented by the Sarbanes-Oxley consultant, which has not yet been approved by the Company's Board of Directors; and
- timeliness of financial reporting due to the lack of sufficient accounting personnel.

The auditors identified the following significant deficiency in the Company's internal controls:

- no formal process exists to address and evaluate internal and external business risks.

The auditors identified the following control deficiencies in the Company's internal controls:

- no policies that require a regular review of changes to key master files (customer, vendor and employee);
- data backup not as effective as it could be;
- disaster recovery plan in draft form;

- physical access to server and mainframe are not restricted to authorized personnel; and

- no written approval process for capital asset expenditures in excess of budgeted amounts.

Management Responses

Management has responded to the identified material weaknesses, significant deficiency and control deficiencies as of March 31, 2007 as follows:

- The Company engaged a third party provider in April 2007 to provide overall information technology management and helpdesk services, which has recommended upgrades to the information technology infrastructure, communications, and security. The Company will redeploy its network, security policies and disaster recovery in July 2007. The administrative function to the server is currently being transitioned from the Lower Lakes CFO to the sole custody of the third party information technology manager as part of a new security policy;

- The Company's Sarbanes-Oxley consultant has designed, and the Company has agreed to implement specific monitoring and compensating controls for a firm of the Company's size, which will be implemented in fiscal 2008 in conjunction with the Company's new business software;

- In March and April 2007, management commenced the search for two additional financial analysts who will both have commenced employment in June and early July 2007 to further add accounting resources over prior year levels. Management has also commenced efforts to complete implementation in early fiscal 2008 of the upgraded financial reporting software module of the recently installed business software;

- The Company's Sarbanes-Oxley consultant has just completed a draft of a "risk memo" after its initial documentation of internal controls which identifies the significant accounts and the risks and controls in place to mitigate those risks. The memo will be reviewed with management late June 2007 and presented to the Board in July 2007;

- The Company recently engaged an outside firm to receive and process anonymous complaints, and that process is currently being implemented;

- The Company has agreed to set up the controls to review the monitoring reports of changes to key master files;

- The Company's data backup process will be strengthened, its disaster recovery formally tested, and its physical access to the server limited by a locked cabinet, after the information technology infrastructure upgrades are deployed by the third party information technology manager in July 2007;

- Management will present an expenditure authority approval matrix which includes approvals for expenditures expected to be in excess of budgeted amounts to its Board of Directors in July 2007; and

- The audit committee intends to evaluate the above matters, as well as possible additional changes to the Company's internal controls to address such matters.

During the quarter ended March 31, 2007, in connection with the material weaknesses, significant deficiency and control deficiencies described above, we enhanced and commenced the enhancement of our internal controls over financial reporting as described above, which materially affected, and is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

On June 26, 2007, Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company and Rand LL Holdings Corp., each subsidiaries of the Company, entered into a Fourth Amendment (the "Amendment") to the Credit Agreement, dated March 3, 2006, with General Electric Capital Corporation, as Agent and a lender, and GE Canada Finance Holding Company, as a lender, and certain of each such party's affiliates (the "Credit Agreement"). Under the Amendment, the borrowers amended certain definitions relating to its financial covenants to remain in compliance with such financial covenants. A copy of the Amendment is attached hereto as Exhibit 10.43 and is incorporated by reference herein.

On June 27, 2007, Rand LL Holdings Corp. and Wisconsin & Michigan Steamship Company entered into a First Amendment Agreement to the Time Charter Guaranty, dated August 1, 2006, pursuant to which the parties amended certain definitions relating to its financial covenants to remain in compliance with such financial covenants. A copy of the Amendment is attached hereto as Exhibit 10.44 and is incorporated by reference herein.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Incorporated by reference from Rand Logistics, Inc.'s Definitive Proxy Statement to be filed in connection with Rand Logistics, Inc.'s 2007 Annual Meeting of Stockholders.

Code of Ethics

In November 2004, our board of directors adopted a code of ethics that applies to our directors, officers and employees as well as those of our subsidiaries. Requests for copies of our code of ethics should be sent in writing to Rand Logistics, Inc., 461 Fifth Avenue, 25th Floor, New York, New York 10017.

ITEM 10. EXECUTIVE COMPENSATION

Incorporated by reference from Rand Logistics, Inc.'s Definitive Proxy Statement to be filed in connection with Rand Logistics, Inc.'s 2007 Annual Meeting of Stockholders.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from Rand Logistics, Inc.'s Definitive Proxy Statement to be filed in connection with Rand Logistics, Inc.'s 2007 Annual Meeting of Stockholders.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from Rand Logistics, Inc.'s Definitive Proxy Statement to be filed in connection with Rand Logistics, Inc.'s 2007 Annual Meeting of Stockholders.

ITEM 13. EXHIBITS.

The following Exhibits are filed as part of this report.

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of September 2, 2005, among Rand Acquisition Corporation, LL Acquisition Corp. and the stockholders of Lower Lakes Towing Ltd. (Omitted: Appendices-Seller Disclosure Schedule and Purchase Seller Disclosure Schedule; Exhibits - 1) Allocation among Sellers, 2) Employment Agreement, 3) Escrow Agreement, 4) Release, 5) Opinion of Sellers' Counsel, 6) Opinion of Rand's and Purchaser's Counsel, 7) Section 116 Escrow Agreement, 8) Company Indebtedness, 9) Seller's Addresses, 10) Working Capital Statement, 11) Management Bonus Program, 12) Sellers Several Liability Allocation, 13) Financing Commitments (filed separately), 14) Bonus Program Participant Agreement and 15) Redemption Agreement). (1)
2.2	Amendment to Stock Purchase Agreement, dated December 29, 2005. (2)
2.3	Amendment to Stock Purchase Agreement, dated January 27, 2006. (3)
2.4	Amendment to Stock Purchase Agreement, dated February 27, 2006. (4)
3.1	Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on March 3, 2006.(7)

3.1.1	Amended and Restated Certificate of Designations, filed with the Secretary of State of the State of Delaware on August 8, 2006.(10)
3.2.1	By-laws. (5)
3.2.2	Amended By-laws.(8)
4.1	Specimen Unit Certificate. (5)
4.2	Specimen Common Stock Certificate. (5)
4.3	Specimen Warrant Certificate. (5)
4.4	Form of Unit Purchase Option granted to EarlyBirdCapital, Inc. (5)
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant. (5)
10.1	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Laurence S. Levy. (5)
10.2	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Isaac Kier. (1)
10.3	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Sandeep D. Alva. (5)
10.4	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Falcon Partners Holdings, LLC. (5)
10.5	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Natalie Lynn Levy Irrevocable Trust. (5)
10.6	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Michael Benjamin Levy Irrevocable Trust. (5)
10.7	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Jessica Rose Levy Irrevocable Trust. (5)
10.8	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Jane Levy. (5)
10.9	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant. (5)
10.10	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Founders. (5)
10.11	Form of Letter Agreement between ProChannel Management LLC and Registrant regarding administrative support. (5)
10.12	Promissory Note, dated June 10, 2004, in the principal amount of $70,000 issued to Laurence S. Levy. (5)
10.13	Registration Rights Agreement among the Registrant and the Founders. (5)
10.14	Form of Warrant Purchase Agreements among each of Laurence S. Levy, Isaac Kier and Sandeep D. Alva and EarlyBirdCapital, Inc. (5)
10.15	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Rand Management LLC. (5)
10.16	Preferred Stock Purchase Agreement, dated September 2, 2005, by and between Knott Partners LP, Matterhorn Offshore Fund Ltd., Anno LP, Good Steward Fund Ltd., Bay II Resources Partners, Bay Resource Partners L.P., Bay Resource Partners Offshore Fund Ltd., Thomas E. Claugus and Rand Acquisition Corporation. (1)

10.17	Financing Commitment, dated August 22, 2005, between GE Commercial & Industrial Finance, Inc. and Rand Acquisition Corporation. (1)
10.18	Credit Agreement, dated as of March 3, 2006, among Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company, Inc, the other Credit Parties signatory thereto, General Electric Capital Corporation as a US Lender and as Agent for the Secured Parties and the other Lenders signatory thereto from time to time, and GE Canada Finance Holding Company, as a Canadian Lender and the other Lenders signatory thereto from time to time.(14)
10.19	Employment Agreement, dated March 3, 2006, between Scott Bravener and Lower Lakes Towing Ltd.(7)
10.20	Employment Agreement, dated March 3, 2006, between James Siddall and Lower Lakes Towing Ltd.(7)
10.21	Management Bonus Plan, dated March 3, 2006.(7)
10.22	Stock Purchase Agreement, dated July 20, 2006, by and among Rand Logistics, Inc. and Islandia L.P., Knott Partners L.P., Matterhorn Offshore Fund Ltd., CommonFund Hedged Equity Company, Shoshone Partners, LP, Finderne, LLC, Good Steward Trading Company SPC, Mulsanne LP, The Hummingbird Value Fund LP, The Hummingbird Microcap Value Fund LP, Terrier Partners L.P., Performance Partners, LP, Performance Partners, Ltd., WTC-CIF Micro Cap Equity Portfolio, WTC-CTF Micro Cap Equity Portfolio, WTC-CIF Global Infrastructure Portfolio, Ratheon Master Pension Trust, Clariden-LUX Infrastructure Fund, Wynnefield Partners Small Cap Value, LP, Wynnefield Partners Small Cap Value, LP I, and Wynnefield Small Cap Value Offshore Fund, Ltd.(9)
10.23	Time Charter Agreement, dated as of August 1, 2006, between Lower Lakes Transportation Company and Wisconsin & Michigan Steamship Company.(9)
10.24	Guaranty, dated as of August 1, 2006, by Rand Logistics, Inc. in favor of Wisconsin & Michigan Steamship Company.(9)
10.25	Time Charter Guaranty, dated as of August 1, 2006, by Rand LL Holdings Corp. in favor of Wisconsin & Michigan Steamship Company.(9)
10.26	Senior Subordinated Note Purchase Agreement, dated August 1, 2006, by and among Wisconsin & Michigan Steamship Company, Rand Finance Corp. and Oglebay Norton Marine Services Company, LLC.(9)
10.27	First Amendment Credit Agreement, dated as of August 1, 2006, among Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company, Inc, the other Credit Parties signatory thereto, General Electric Capital Corporation as a US Lender and as Agent for the Secured Parties and the other Lenders signatory thereto from time to time, and GE Canada Finance Holding Company, as a Canadian Lender and the other Lenders signatory thereto from time to time.(9)
10.28	Award Agreement, dated October 11, 2006, between Rand Logistics, Inc. and Edward Levy.(11)
10.29	Award Agreement, dated October 11, 2006, between Rand Logistics, Inc. and Edward Levy.(11)
10.30	Award Agreement, dated October 11, 2006, between Rand Logistics, Inc. and Laurence S. Levy.(11)
10.31	Award Agreement, dated October 18, 2006, between Rand Logistics, Inc. and Scott F. Bravener.(11)
10.32	Award Agreement, dated October 18, 2006, between Rand Logistics, Inc. and Joseph W. McHugh, Jr.(11)

10.33	Award Agreement, dated October 18, 2006, between Rand Logistics, Inc. and James W. Siddall.(11)
10.34	Award Agreement, dated October 18, 2006, between Rand Logistics, Inc. and Jeffrey P. Botham.(11)
10.35	Award Agreement, dated October 18, 2006, between Rand Logistics, Inc. and Isaac Kier.(11)
10.36	Award Agreement, dated October 18, 2006, between Rand Logistics, Inc. and Jonathan Brodie.(11)
10.37	Award Agreement, dated October 18, 2006, between Rand Logistics, Inc. and H. Cabot Lodge III.(11)
10.38	Restricted Share Award Agreement, dated January 17, 2007 between Rand Logistics, Inc. and Laurence S. Levy.(12)
10.39	Restricted Share Award Agreement, dated January 17, 2007 between Rand Logistics, Inc. and Edward Levy.(12)
10.40	Vessel Sale Agreement, dated as of March 23, 2007, between Grand River Navigation Company, Inc. and Lake Service Shipping Co.(13)
10.41	Third Amendment to Credit Agreement, dated as of March 23, 2007, among Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company, Inc, the other Credit Parties signatory thereto, General Electric Capital Corporation as a US Lender and as Agent for the Secured Parties and the other Lenders signatory thereto from time to time, and GE Canada Finance Holding Company, as a Canadian Lender and the other Lenders signatory thereto from time to time.(13)
10.42	Warrant Exercise Agreement, dated April 30, 2007, among Rand Logistics, Inc. and Knott Partners, LP, Knott Partners Offshore Master Fund, LP, CommonFund Hedged Equity Company, Shoshone Partners, LP, Finderne, LLC, Good Steward Trading Company SPC, and Leonard & Margaret Frierman.(15)
10.43	Fourth Amendment to Credit Agreement, dated as of June 26, 2007, among Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company, Inc, the other Credit Parties signatory thereto, General Electric Capital Corporation as a US Lender and as Agent for the Secured Parties and the other Lenders signatory thereto from time to time, and GE Canada Finance Holding Company, as a Canadian Lender.(16)
10.44	First Amendment Agreement to Time Charter Guaranty, dated as of June 27, 2007, between Rand LL Holdings Corp. and Wisconsin & Michigan Steamship Company.(16)
14	Code of Ethics. (6)
21	Subsidiaries of Rand. (16)
23.1	Consent of Grant Thornton LLP, independent registered chartered accounting firm.(16)
23.2	Consent of Goldstein Golub Kessler LLP, independent registered public accounting firm.(16)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(16)
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(16)
99.1	Risk Factors to Annual Report of Form 10-KSB for period ended March 31, 2007.(16)

(1) Incorporated by reference to the Registrant's Amended Quarterly Report on Form 10-QSB/A, filed with the Securities and Exchange Commission on January 20, 2006.

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 3, 2006.

(3) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2006.

(4) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 1, 2006.

(5) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (SEC File No. 333-117051).

(6) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 2005.

(7) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 9, 2006.

(8) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2006.

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 2, 2006.

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2006.

(11) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 19, 2006.

(12) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 18, 2007.

(13) Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 26, 2007.

(14) Incorporated by reference to the Registrant's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on April 25, 2007.

(15) Incorporated by reference to the Registrant's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on May 10, 2007.

(16) Filed herewith.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Incorporated by reference from Rand Logistics, Inc.'s Definitive Proxy Statement to be filed in connection with Rand Logistics, Inc.'s 2007 Annual Meeting of Stockholders.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 29th day of June 2007.

RAND LOGISTICS, INC.

By: /s/ Laurence S. Levy

Laurence S. Levy
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

In accordance with the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Laurence S. Levy -------------------------- Laurence S. Levy	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	June 29, 2007
/s/ Edward Levy -------------------------- Edward Levy	President	June 29, 2007
/s/ Joseph W. McHugh, Jr. -------------------------- Joseph W. McHugh, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	June 29, 2007
/s/ Isaac Kier -------------------------- Isaac Kier	Director	June 29, 2007
/s/ Scott Bravener -------------------------- Scott Bravener	Director	June 29, 2007
/s/ H. Cabot Lodge, III -------------------------- H. Cabot Lodge, III	Director	June 29, 2007
/s/ Jonathan Brodie -------------------------- Jonathan Brodie	Director	June 29, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTING FIRM

Board of Directors and
Shareholders of Rand Logistics, Inc.

We have audited the accompanying consolidated balance sheets of Rand Logistics, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2007 and March 31, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year ended March 31, 2007 and the three month period ended March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rand Logistics, Inc. and subsidiaries as of March 31, 2007 and March 31, 2006, and the results of its operations and its cash flows for the year ended March 31, 2007 and the three month period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

By: /s/ Grant Thornton LLP

Hamilton, Canada
June 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Rand Logistics, Inc. (formerly Rand Acquisition Corporation)

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2005 of Rand Logistics, Inc. (formerly Rand Acquisition Corporation) and Subsidiaries (a development stage company) These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows of Rand Logistics, Inc. and Subsidiaries for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

By: /s/ GOLDSTEIN GOLUB KESSLER LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York
March 3, 2006

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Consolidated Balance Sheets
(U.S. Dollars 000's)

	March 31, 2007	March 31, 2006
ASSETS		
CURRENT		
Cash and cash equivalents	$ 7,207	$ 2,574
Accounts receivable (Note 6)	2,702	2,107
Prepaid expenses and other current assets (Note 7)	3,122	1,460
Income taxes receivable	263	--
Deferred income taxes (Note 8)	1,219	1,161
Total current assets	14,513	7,302
BLOCKED ACCOUNT (Note 5)	2,700	--
PROPERTY AND EQUIPMENT, NET (Note 9)	66,859	48,161
DEFERRED INCOME TAXES (Note 8)	13,574	9,386
DEFERRED DRYDOCK COSTS, NET (Note 10)	5,895	1,614
INTANGIBLE ASSETS, NET (Note 11)	13,334	13,942
GOODWILL (Note 11)	6,363	6,363
Total assets	$ 123,238	$ 86,768
LIABILITIES		
CURRENT		
Bank indebtedness (Note 12)	$ 5,097	$ --
Accounts payable	11,445	7,617
Accrued liabilities (Note 13)	3,237	2,615
Interest rate swap contract (Note 22)	135	--
Income taxes payable	385	51
Deferred income taxes (Note 8)	589	406
Current portion of long-term debt (Note 14)	4,398	1,772
Current portion of long-term capital lease obligation - vessel lease (Note 15)	--	2,108
Total current liabilities	25,286	14,569
LONG-TERM DEBT (Note 14)	34,864	20,379
ACQUIRED MANAGEMENT BONUS PROGRAM (Note 27)	3,000	3,000
DEFERRED INCOME TAXES (Note 8)	13,624	12,063
Total liabilities	76,774	50,011
COMMITMENTS AND CONTINGENCIES (Notes 16 and 17)	--	--
STOCKHOLDERS' EQUITY		
Preferred stock, $.0001 par value, Authorized 1,000,000 shares, Issued and outstanding 300,000 shares (Note 18)	14,900	14,900
Common stock, $.0001 par value Authorized 50,000,000 shares, Issued and outstanding 8,127,177 shares (Note 18)	1	1
Additional Paid-in Capital	38,407	24,629
Accumulated deficit	(5,947)	(1,426)
Accumulated other comprehensive loss (Note 24)	(1,073)	(1,347)
Minority interest of variable interest entity (Note 28)	176	--
Total stockholders' equity	46,464	36,757
Total liabilities and stockholders' equity	$ 123,238	$ 86,768

The accompanying notes are an integral part of these financial statements

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Consolidated Statements of Operations
(U.S. Dollars 000's)

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
REVENUE	$ 79,186	$ 1,730	$ --
EXPENSES			
Outside voyage charter fees (Note 19)	4,935	532	--
Vessel operating expenses	57,474	1,280	--
Repairs and maintenance	3,382	1,196	--
General and administrative	8,069	1,112	324
Depreciation	5,142	305	--
Amortization of drydock costs	388	--	--
Amortization of intangibles	1,433	121	--
Loss (gain) on foreign exchange	128	(54)	--
	80,951	4,492	324
LOSS BEFORE OTHER INCOME AND EXPENSES AND INCOME TAXES	(1,765)	(2,762)	(324)
OTHER INCOME AND EXPENSES			
Interest expense (Note 20)	3,778	151	--
Interest income	(349)	(292)	(582)
Loss on hedging transaction	135	--	--
Amortization of chartering agreement costs	144	--	--
	3,708	(141)	(582)
(LOSS) INCOME BEFORE INCOME TAXES	(5,473)	(2,621)	258
(RECOVERY OF) PROVISION FOR INCOME TAXES (Note 8)	(2,160)	(1,222)	169
NET (LOSS) INCOME	$ (3,313)	$ (1,399)	$ 89
MINORITY INTEREST (Note 28)	224	--	--
COMMON STOCK DIVIDENDS	(250)	--	--
PREFERRED STOCK DIVIDENDS	$ (1,182)	$ (90)	$ --
NET (LOSS) INCOME APPLICABLE TO COMMON STOCKHOLDERS	$ (4,521)	$ (1,489)	$ 89
Net (loss) earnings per share basic and diluted (Note 25)	$ (.63)	$ (.27)	$ .02
Weighted average shares basic and diluted	7,225,083	5,600,000	5,600,000

The accompanying notes are an integral part of these financial statements

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(U.S. Dollars 000's)

	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital
Balances, December 31, 2004	5,600,000	$ 1	--	$ --	$ 19,884
Net income	--	--	--	--	--
Balances, December 31, 2005	5,600,000	$ 1	--	$ --	$ 19,884
Net loss	--	--	--	--	--
Shares issued, net of issuance cost of $100	--	--	300,000	14,900	--
Preferred dividend	--	--	--	--	--
Proceeds of 2004 share issuance no longer subject to possible redemption	--	--	--	--	4,745
Translation adjustment	--	--	--	--	--
Comprehensive loss	--	--	--	--	--
Balances, March 31, 2006	5,600,000	$ 1	300,000	$ 14,900	$ 24,629
Net loss	--	--	--	--	--
Minority Interest	--	--	--	--	--
Preferred dividend	--	--	--	--	--
Common stock dividend	--	--	--	--	--
Warrant conversion (Note 18 (b))	3,820	--	--	--	19
Shares issued, net of issuance cost of $50 (Note 18(a))	2,402,957	--	--	--	12,950
Restricted stock issued (Note 18(c))	120,400	--	--	--	809
Translation adjustment	--	--	--	--	--
Comprehensive loss	--	--	--	--	--
Balances, March 31, 2007	8,127,177	$ 1	300,000	$ 14,900	$ 38,407

	Accumulated Surplus (Deficit)	Minority Interest VIE	Other Comprehensive Income (Loss)	Total Stockholders' Equity
alances, December 31, 2004	$ (26)	$ --	$ --	$ 19,859
Net income	89	--	--	89
alances, December 31, 2005	$ 63	$ --	$ --	$ 19,948
Net loss	(1,399)	--	--	(1,399)
Shares issued, net of issuance cost of $100	--	--	--	14,900
Preferred dividend	(90)	--	--	(90)
Proceeds of 2004 share issuance no longer subject to possible redemption	--	--	--	4,745
Translation adjustment	--	--	(1,347)	(1,347)
Comprehensive loss	--	--	--	(2,746)
lances, March 31, 2006	$ (1,426)	$ --	$ (1,347)	$ 36,757
Net loss	(3,313)	--	--	(3,313)
Minority Interest	224	176	--	400
Preferred dividend	(1,182)	--	--	(1,182)
Common stock dividend	(250)	--	--	(250)
Warrant conversion (Note 18 (b))	--	--	--	19
Shares issued, net of issuance cost of $50 (Note 18(a))	--	--	--	12,950
Restricted stock issued (Note 18(c))	--	--	--	809
Translation adjustment	--	--	274	274
Comprehensive loss	--	--	--	(3,039)
lances, March 31, 2007	$ (5,947)	$ 176	$ (1,073)	$ 46,464

The accompanying notes are an integral part of these financial statements

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Consolidated Statements of Cash Flows
(U.S. Dollars 000's)

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss) income	$ (3,313)	$ (1,399)	$ 89
Adjustments to reconcile net income (loss) to net cash used by operating activities			
Depreciation and amortization of drydock costs	5,530	305	--
Amortization of intangibles and deferred financing costs	1,814	121	--
Stock-based compensation	722	--	--
Deferred income taxes, net of amounts acquired	(2,502)	(1,072)	--
Interest rate swap contract	135	--	--
Changes in assets and liabilities, net of amounts acquired:			
Accounts receivable	(595)	(106)	--
Interest accrued on Treasury Bill	--	--	(707)
Prepaid expenses and other current assets	(1,575)	242	40
Accounts payable and accrued liabilities	4,396	2,215	30
Income taxes payable	71	(91)	21
Deferred interest	--	(155)	141
	4,683	60	(386)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	(23,481)	(1,691)	--
Purchase price of acquired companies, net of cash acquired	--	(57,230)	--
Proceeds from investment held in trust fund	--	24,512	--
Deferred drydock costs	(4,665)	(1,629)	--
Chartering agreement costs	(481)	--	--
Deferred acquisition costs	--	2,083	(240)
	(28,627)	(33,955)	(240)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from sale of shares of common stock	13,000	--	--
Proceeds from exercise of warrants	19	--	--
Proceeds from long-term debt	16,700	22,486	--
Long term-debt repayment	(2,170)	--	--
Debt financing costs	(600)	(580)	--
Proceeds from preferred stock issuance	--	15,000	--
Preferred and common stock issuance costs	(50)	(100)	--
Dividends paid	(1,227)	--	--
Blocked account	(2,700)	--	--
Capital lease repayment	(2,108)	--	--
Proceeds from bank indebtedness (net)	5,097	--	--
Proceeds from issuance of subordinated debt	2,200	--	--
	28,161	36,806	--
EFFECT OF FOREIGN EXCHANGE RATES ON CASH	240	(514)	--
MINORITY INTEREST	176	--	--
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,633	2,397	(626)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,574	177	803
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 7,207	$ 2,574	$ 177
SUPPLEMENTAL CASH FLOW DISCLOSURE			
Payments for interest	$ 3,389	$ 151	$ --
Payments for income taxes	309	243	160
NON-CASH FINANCING ACTIVITY:			
Accrual of Deferred Acquisition Costs	--	--	1,843

The accompanying notes are an integral part of these financial statements

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Notes to the Consolidated Financial Statements (U.S. Dollars 000's)

1. DESCRIPTION OF BUSINESS

Rand Logistics, Inc. (the "Company") is a shipping company engaged in the operation of bulk carriers on the Great Lakes. Rand Acquisition Corporation was incorporated in Delaware on June 2, 2004 as a blank check company whose objective was to acquire an operating business (a "Business Combination"). On March 3, 2006, the Company, through its wholly-owned subsidiary, LL Acquisition Corp., acquired all of the outstanding shares of capital stock of Lower Lakes Towing Ltd. from the shareholders of Lower Lakes, in accordance with the terms of the Stock Purchase Agreement, dated September 2, 2005, by and among the Company, LL Acquisition Corp. and the stockholders of Lower Lakes, as amended. Immediately following completion of the acquisition, and in conjunction therewith, LL Acquisition Corp. and Lower Lakes were amalgamated under Canadian law and the shares of capital stock of Grand River and Lower Lakes Transportation owned by Lower Lakes at the time of the amalgamation were transferred to the Company's wholly-owned subsidiary, Rand LL Holdings Corp. Upon completion of such transfer, the outstanding shares of Grand River not owned by Rand LL Holdings Corp. were redeemed in accordance with the terms of the Redemption Agreement, dated September 2, 2005, between Grand River and GR Holdings, Inc. Following completion of the foregoing transactions, as of March 3, 2006, each of Lower Lakes, Grand River and Lower Lakes Transportation became indirect, wholly-owned subsidiaries of the Company. In conjunction with the foregoing transactions, as of March 3, 2006, the Company, formerly known as Rand Acquisition Corporation, changed its name to Rand Logistics, Inc.

In accordance with the terms of the Stock Purchase Agreement and Redemption Agreement, respectively, the Company paid US$9,844 to the selling shareholders of Lower Lakes and US$750 to GR Holdings, Inc., and arranged for the repayment of the acquisition closing date indebtedness of such entities of Cdn$43,733 and US$5,157, respectively, through capital contributions to Lower Lakes and the securing of the new senior loan facility. The Company funded the acquisition closing date payments with approximately US$24,646 of proceeds of its initial public offering held in trust, US$15,000 of proceeds of the acquisition closing date issuance of the Company's newly created series A convertible preferred stock, and proceeds of the new senior loan facility entered into on the acquisition closing date by Lower Lakes, Grand River and Lower Lakes Transportation.

The purchase price allocation to the fair values of assets and liabilities acquired after the existing long-term debt of Lower Lakes was extinguished is as follows:

Purchase price	$ 57,730
Cash acquired	500
Current assets	5,009
Capital assets	47,042
Other assets	9,605
Goodwill	6,363
Other identifiable intangible assets	13,763
Current liabilities	(6,545)
Long-term liabilities, including acquired management bonus plan	(18,007)
	$ 57,730

The Company changed its fiscal year end from December 31 to March 31, effective March 3, 2006. This report includes operations for the year ended March 31, 2007, and the three month period ended March 31, 2006 of Rand Logistics, Inc., including the activities of the acquired companies described above from March 3, 2006 to March 31, 2006, and the pre-acquisition year ended December 31, 2005.

(U.S. Dollars 000's)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Rand Finance Corp. and Rand LL Holdings Corp., 100% subsidiaries of the Company, and the accounts of Lower Lakes Towing Ltd., Lower Lakes Transportation Company Limited and Grand River Navigation Company, Inc., each of which is a 100% subsidiary of Rand LL Holdings Corp. and Wisconsin & Michigan Steamship Company ("WMS"), a variable interest entity as discussed in Note 28. On February 28, 2007, Port Dover Steamship Company Limited, a 100% wholly owned subsidiary of Lower Lakes Towing Ltd. was amalgamated under Canadian law with Lower Lakes Towing Ltd. and the newly amalgamated Lower Lakes Towing Ltd. is a 100% subsidiary of Rand LL Holdings Corp.

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The assets of the acquired subsidiaries have been adjusted to fair values as of the date of acquisition and goodwill has been recognized for the difference between the purchase price and fair value of the assets for the acquired subsidiaries.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

Accounts receivable and concentration of credit risk

The majority of the Company's accounts receivable are amounts due from customers (62%) (2006 86%) with other accounts receivable including insurance and Goods and Service Tax refunds accounting for the balance of 38% at March 31, 2007 (2006 - 14%). The majority of accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company has an allowance for doubtful accounts of $50 in 2007 (2006-nil, 2005-nil). The company has historically had no significant bad debts. Interest is not accrued on outstanding receivables.

The Company had two major customers in excess of 10% of revenue in 2007, one customer in excess of 10% of revenue in the three month period in 2006 and no customers above 10% of revenues in 2005. The customers in excess of 10% of revenue accounted for 38%, 50% and nil % of net sales, in the periods ended 2007, 2006 and 2005 respectively.

Revenue recognition

The Company generates revenues from freight billings under contracts of affreightment (voyage charters) on a rate per ton basis. Voyage charter revenue is recognized ratably over the period from the departure of a vessel from its original shipping point to its destination, the Company has a signed contract of affreightment, the contract price is fixed or determinable and collection is reasonably assured. Included in freight billings are other fees such as fuel surcharges and other freight surcharges, which represent pass-through charges to customers for toll fees, lockage fees and ice breaking fees paid to other parties. Fuel surcharges are recognized ratably over the voyage, while freight surcharges are recognized when the associated costs are incurred. Freight surcharges are insignificant and amount to less than 1% of total revenues for the periods presented.

The Company subcontracts excess customer demand to other freight providers. Service to customers under such arrangements is transparent to the customer and no additional services are being provided to customers. Consequently, revenues recognized for customers serviced by freight subcontractors are recognized on the same

(U.S. Dollars 000's)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

basis as described above. In addition, revenues are presented on a gross basis in accordance with the guidance in EITF 06-3, "Reporting Revenue Gross as a Principal versus Net as an Agent." Costs for subcontracted freight providers, presented as "Outside voyage charter fees" on the statement of operations are recognized ratably over the voyage.

Fuel and lubricant inventories

Raw materials, fuel, and operating supplies, are accounted for on a first-in, first-out cost method (based on monthly averages). Raw materials are stated at the lower of actual cost (first-in, first-out method) or market. Operating supplies are stated at actual cost or average cost.

Intangible assets and goodwill

The Company adopted SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and other Intangible Assets ("SFAS 142")." SFAS No. 141 requires all business combinations to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination must be recognized as assets separate from goodwill. SFAS No. 142 provides that intangible assets with indefinite lives and goodwill will not be amortized but will be tested at least annually for impairment and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recovered. If the asset is impaired, it will be written down to its fair value.

Intangible assets consist primarily of goodwill, financing costs, trademarks, trade names, non-competition agreements and customer relationships and contracts and were valued in conjunction with establishing the March 3, 2006 purchase price. In accordance with SFAS 142, the Company reviews goodwill for impairment at least annually using a two-step impairment test to first identify potential impairment and then to measure the amount of the impairment, if any. In 2007 and 2006, these tests indicated that goodwill was not impaired. Chartering agreement costs are primarily legal costs of establishing the time chartering agreements with the VIE, including loan and guaranty documentation. These costs are being amortized over the term of the time chartering agreement, and related debt. Other intangibles are amortized as follows:

Trademarks and trade names	10 years straight-line
Non-competition agreements	4 years straight-line
Customer relationships and contracts	15 years straight-line
Chartering agreement costs	29 months (term of Chartering agreement)

Property and equipment

Property and equipment are recorded at cost and have been valued as of the date of acquisition. Depreciation methods for capital assets are as follows:

Vessels	4 - 25 years straight-line
Leasehold improvements	7 - 12 years straight-line
Furniture and equipment	20% declining-balance
Computer equipment	30% declining-balance

Deferred charges

Deferred charges include capitalized drydock expenditures and deferred financing costs. Drydock costs incurred during statutory Canadian and United States certification processes are capitalized and amortized on a straight-line

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

basis over the benefit period, which is 60 months. Drydock costs include costs of work performed by third party shipyards, subcontractors and other direct expenses to complete the mandatory certification process. Deferred financing costs are amortized on a straight-line basis over the term of the related debt, which approximates the effective interest method.

Impairment of long-lived assets

Long-lived assets include property, intangible assets subject to amortization, and certain other assets. The carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company evaluates impairment by comparing the fair value of the intangible assets with indefinite lives and goodwill with their carrying values. The Company determines fair value of goodwill by evaluating the fair value of the acquired business as well as using the sum of the undiscounted cash flows projected to be generated by the acquired business giving rise to that goodwill. This requires the Company to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's services and future market conditions. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using undiscounted expected cash flows attributable to the assets.

Repairs and maintenance

The Company's vessels require repairs and maintenance each year to ensure the fleet is operating efficiently during the shipping season. The vast majority of repairs and maintenance are completed in January, February and March of each year when the vessels are inactive. The Company expenses such routine repairs and maintenance costs. Significant repairs to the Company's vessels, whether owned or available to the Company under a time charter, such as major engine overhauls and hull repairs, are capitalized and amortized over the remaining life of the asset repaired, or remaining lease term, whether it is engine equipment, the vessel or leasehold improvements to a vessel leased under time charter agreement.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized, if necessary, to measure tax benefits to the extent that, based on available evidence, it is more likely than not that they will be realized.

Foreign currency translation

The Company uses the U.S. Dollar as its reporting currency. The functional currency of Lower Lakes Towing Ltd. is the Canadian dollar. The functional currency of the Company's U.S. subsidiaries is the U.S. Dollar. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", assets and liabilities denominated in foreign currencies are translated into U.S. Dollars at the rate of exchange at the balance sheet date, while revenue and expenses are translated at the weighted average rates prevailing during the respective periods. Components of shareholders' equity are translated at historical rates. Exchange gains and losses resulting from translation are reflected in accumulated other comprehensive loss.

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Notes to the Consolidated Financial Statements (U.S. Dollars 000's)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in administration costs and were insignificant during the periods presented.

Benefit plans

The Company contributes to employee Registered Retirement Savings Plans in Canada and 401K plans in the United States. Contributions are expensed in operating expenses when incurred. The Company made contributions of $266 in 2007 and $6 in 2006.

Estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates included in the preparation of these financial statements include the assumptions used in determining whether assets are impaired and the assumptions used in determining the valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

Stock-based compensation

Effective April 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the modified prospective method. This method requires compensation cost to be recognized beginning on the effective date based on the requirements of SFAS 123(R) for all share-based payments granted or modified after the effective date. Under this method we will recognize compensation expenses for the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding after the effective date as the remaining service is rendered. The Company granted Restricted stock to two key executives on January 17, 2007 (see note 18). The Company recorded $722 in compensation expenses in connection with restricted stock awards to certain officers on January 17, 2007. The compensation expense will be based on the grant-date fair value.

Variable interest entities

Effective for the second fiscal quarter ended September 30, 2006, the Company implemented FASB Interpretation ("FIN") 46R, which requires that the Company consolidate certain entities on the basis other than through ownership of a voting interest of the entity (see Note 28). One VIE has been identified and consolidated in accordance with FIN 46R.

3. RECENTLY ISSUED PRONOUNCEMENTS

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48 - Accounting for Uncertainty in Income Taxes ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 - Accounting for Income Taxes. An uncertain tax position will be recognized if it is determined that it is more likely than not to be sustained upon examination. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The cumulative effect of applying the provisions of this Interpretation is to be reported as a separate adjustment to the opening balance of retained earnings in the year of adoption. This statement is effective for fiscal

(U.S. Dollars 000's)

3. RECENTLY ISSUED PRONOUNCEMENTS (continued)

years beginning after December 15, 2006. The Company will be required to adopt this interpretation in the first quarter of fiscal 2008 and is currently evaluating the impact of adopting this interpretation on its consolidated financial statements.

Fair value measurement

In September 2006, the FASB issued FASB Statement 157, "Fair Value Measurements", for fiscal years beginning after November 15, 2007. The Company will be required to adopt this standard for the fiscal year March 31, 2009 and is presently evaluating the impact of adopting this standard on its consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 requires all companies the option to irrevocably elect to report recognized financial assets and liabilities at fair value on a contract-by-contract basis. Effective as of the beginning of the first fiscal year that begins after November 15, 2007, the company has the option of early adoption, provided the company also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". The Company has recorded a liability for an interest rate contract entered into by the VIE of $135 in the year ended March 31, 2007 (2006-nil, 2005-nil).

Presentation of Taxes Collected from Customers (Gross Versus Net)

In June 2006, FASB ratified the consensus reached by the Emerging Issues Task Force in Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation)." Issue No. 06-3 requires disclosure of an entity's accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. The adoption of Issue No. 06-3, which is effective for interim and annual reporting periods beginning after December 15, 2006, did not have an impact on the Corporation's consolidated financial statements.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" and "iron curtain" method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements. The Corporation currently uses the roll-over method for quantifying identified financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of

(U.S. Dollars 000's)

3. RECENTLY ISSUED PRONOUNCEMENTS (continued)

initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of April 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Corporation applied SAB 108 using the retroactive method in connection with the preparation of its annual financial statements for the year ending March 31, 2007. The adoption of SAB 108 did not result in any adjustment to the Corporation's consolidated financial statements.

4. CONDENSED FINANCIAL DATA - MARCH 31, 2005 (UNAUDITED)

The Condensed Financial Data for the three months ended March 31, 2005 is as follows:

STATEMENT OF OPERATIONS:	(Unaudited) Three months ended March 31, 2005
Revenue	$ --
General and administrative expenses	68
Interest income	(112)
Provision for income taxes	7
Net Income	$ 37
Net earnings per share basic and diluted	$0.01
STATEMENT OF CASH FLOWS	
Cash flow provided by (used for)	
Operating activities	$ (76)
Investing activities	--
Financing activities	--

5. BLOCKED ACCOUNT SECURITY AGREEMENT

On August 1, 2006, Rand Finance Corp. entered into a Blocked Account Security Agreement with National Commercial Capital Company, LLC, and deposited $2,700,000 on August 1, 2006 into a blocked account. The blocked account represents amounts which may be drawn by WMS under the Senior Subordinated Note Purchase Agreement between, among others, Rand Finance Corp. and WMS. Amounts on deposit in the blocked account will become available to the Company after October 31, 2008.

6. ACCOUNTS RECEIVABLE

Trade receivables are presented net of an allowance for doubtful accounts. The allowance was $50 for the year ended March 31, 2007 (2006 - nil). The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company manages and evaluates the collectibility of its trade receivables as follows. Management reviews aged accounts receivable listings and contact is made with customers that have extended beyond agreed upon credit terms. Senior management and operations are notified that when they are contacted by such customers for a future delivery to ensure any past due amounts are paid before any future cargo is booked for shipment. Customer credit risk is also managed by reviewing the history of payments of the customer, the size of the customer, the period of time within the shipping season and demand for future cargos.

(U.S. Dollars 000's)

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are comprised of the following:

	March 31, 2007	March 31, 2006
Prepaid insurance	$ 207	$ 541
Fuel and lubricants	1,364	787
Deposits and other prepaids	1,551	132
	$3,122	$1,460

8. INCOME TAXES

The components of the provision for (recovery of) income taxes are as follows:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Current			
Federal	$ --	$ (149)	$ 104
State and Local	(76)	(2)	65
Foreign	353	--	--
Deferred:			
Federal	(2,670)	(537)	--
State and Local	(290)	(115)	--
Foreign	523	(419)	--
	$(2,160)	$(1,222)	$ 169

The total provision for income taxes differs from that amount which would be computed by applying the Canadian and U.S. Federal income, provincial and state tax rates to income before provision for income taxes as follows:

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Statutory federal income tax rate	34.0%	34.0%	34.0%
State and foreign income taxes	8.6%	3.2%	16.6%
Other permanent differences and adjustments	(3.1%)	9.5%	15.0%
Effective income tax rate	39.5%	46.7%	65.6%

(U.S. Dollars 000's)

8. INCOME TAXES (continued)

The significant components of current deferred tax assets and liabilities are as follows:

	March 31, 2007	March 31, 2006
Current asset:		
Accrued liabilities not yet deductible for tax	$ 1,219	$ 1,161
Total current deferred tax asset	$ 1,219	$ 1,161
Current liability:		
Drydock tax reserve	589	406
Total current deferred tax liability	$ 589	$ 406
Net current deferred asset	$ 630	$ 755
Valuation allowance	-	-
Total current deferred tax asset	$ 630	$ 755

The significant components of long-term deferred tax assets and liabilities are as follows:

	March 31, 2007	March 31, 2006
Long-term deferred tax assets		
Operating loss carry forwards	$ 13,574	$ 8,444
Unpaid Interest	-	942
	$ 13,574	$ 9,386
Valuation allowance	-	-
Net long-term deferred tax asset	$ 13,574	$ 9,386
Long-term deferred tax liabilities		
Separately identifiable Intangibles	$ 3,711	$ 4,792
Depreciation and drydock expenses	9,913	7,271
Total long-term deferred tax liability	$ 13,624	$ 12,063
Net long-term deferred tax liability	$ 50	$ 2,677

The measurement of the aggregate deferred tax assets is adjusted by a valuation allowance to recognize tax benefits to the extent that, based on available evidence, it is more likely than not that they will be realized. Based on the weight of evidence regarding recoverability of the Company's tax assets, no valuation allowance for 2007 or 2006 has been recorded.

(U.S. Dollars 000's)

8. INCOME TAXES (continued)

The Company has combined income tax loss carry forwards of approximately $38,332 which expire as follows:

Expiry year	Canada	United States	Total
2009	$ 2,175	$ --	$ 2,175
2010	4,939	--	4,939
2014	3,933	--	3,933
2015	508	--	508
2020	--	217	217
2021	--	126	126
2023	--	450	450
2024	--	891	891
2025	--	2,093	2,093
2026	4,361	2,531	6,892
2027	--	12,719	12,719
2028	3,389	--	3,389
TOTAL	$ 19,305	$ 19,027	$ 38,332

9. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	March 31, 2007	March 31, 2006
Cost		
Vessels	$70,543	$39,643
Vessel under capital lease (Note 15)	--	7,378
Leasehold improvements	1,397	1,388
Furniture and equipment	116	48
Computer equipment and purchased software	229	10
	$72,285	$48,467
Accumulated depreciation		
Vessels	$ 5,204	$ 253
Vessel under capital lease (Note 15)	--	45
Leasehold improvements	125	8
Furniture and equipment	24	--
Computer equipment and purchased software	73	--
	$ 5,426	$ 306
	$66,859	$48,161

(U.S. Dollars 000's)

10. DEFERRED DRYDOCK COSTS

Deferred charges are comprised of the following:

	March 31, 2007	March 31, 2006
Drydock expenditures	$ 6,279	$ 1,614
Accumulated amortization	384	--
	$ 5,895	$ 1,614

11. INTANGIBLE ASSETS AND GOODWILL

Intangibles are comprised of the following:

	March 31, 2007	March 31, 2006
Intangible assets		
Deferred financing costs	$ 1,172	$ 572
Trademarks, trade names	922	915
Non-competition agreements	2,114	2,097
Customer relationships and contracts	10,563	10,479
Chartering agreement costs	481	--
Total Identifiable Intangibles	$15,252	$14,063
Accumulated amortization		
Deferred financing costs	$ 270	$ --
Trademarks, trade names	99	7
Non-competition agreements	632	45
Customer relationships and contracts	773	69
Chartering agreement costs	144	--
	1,918	121
Total intangible assets	$13,334	$13,942
Goodwill	$ 6,363	$ 6,363

Intangible asset amortization over the next five years is estimated as follows:

2008	$ 1,943
2009	1,894
2010	1,143
2011	921
2012	803
	$ 6,704

(U.S. Dollars 000's)

12. BANK INDEBTEDNESS

At March 31, 2007, the Company had authorized operating lines of credit in the amounts of $3,000 CDN and $6,500 US (2006 - $2,300 CDN and $3,500 US) with its senior lender, and was utilizing $5,097 (the maximum available under the lines of credit based on accounts receivable balances as at March 31, 2007 (2006 - $nil)), and maintained a letter of credit of $575 Canadian dollars. The line of credit bears interest at Canadian Prime Rate plus 1.5% or Canadian 30 day BA rate plus 2.5% on Canadian dollar borrowings and U.S. Base rate plus 1.5% or LIBOR plus 2.5% on U.S. Dollar borrowings and is secured under the same terms and has the same financial covenants as described in Note 13. The effective interest rates on the operating lines of credit at March 31, 2007 were 7.35% on the Canadian term loan and 8.32% on the U.S. operating line of credit.

13. ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

	March 31, 2007	March 31, 2006
Transaction costs	$ --	$ 780
Payroll	2,097	850
Professional fees	689	625
Interest	99	150
Preferred stock dividends	296	90
Other	56	120
	$ 3,237	$ 2,615

(U.S. Dollars 000's)

14. LONG-TERM DEBT

On March 3, 2006, Lower Lakes Towing Ltd.,, Lower Lakes Transportation and Grand River as borrowers, entered into the Credit Agreement which provides for a senior credit facility with General Electric Capital Corporation and a Canadian affiliate, as agent and as a lender. On August 1, 2006, Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company, Inc., Rand LL Holdings, each subsidiaries of Rand entered into a First Amendment to the Credit Agreement, dated March 3, 2006, with General Electric Capital Corporation, as Agent and a lender, and GE Canada Finance Holding Company, as a lender, and certain of each such party's affiliates (the "Credit Agreement"). The Amendment increased the maximum available under the operating lines of credit described in Note 12. On February 28, 2007 the parties to the Credit Agreement entered into a Second Amendment of the Credit Agreement to permit the amalgamation of two Canadian subsidiaries. On March 23, 2007, a Third Amendment, permitting the acquisition of the Manistee, was made to the Credit Agreement. On June 27, 2007, each of the parties to the Credit Agreement entered into a Fourth Amendment. The Fourth Amendment permitted all Fiscal 2007 capital expenditures, and allowed certain time charter expenses to be excluded from EBITDA, in the financial covenant calculations within the Credit Agreement.

The senior credit facility as amended provides the operating line of credit described in Note 12, (a) a Canadian dollar denominated term loan facility under which Lower Lakes borrowed Cdn $21,200, and (b) a US dollar denominated term loan facility under which Grand River borrowed US $6,200. Rand is neither a party to the Credit Agreement nor a guarantor of any obligations under the Credit Agreement.

Obligations under the senior credit facility are collateralized by a first priority lien and security interest on all of the borrowers' assets, tangible or intangible, real, personal or mixed, existing and newly acquired, and a pledge by Rand LL Holdings Corp. of all of the outstanding capital stock of Lower Lakes Transportation and Grand River and 65% of the outstanding capital stock of Lower Lakes Towing Ltd.. In addition, all obligations under the senior credit facility will also be secured by a pledge, with limited exception, of all the outstanding capital stock of the borrowers' subsidiaries. The indebtedness of each borrower under the credit facility is unconditionally guaranteed by each other borrower and by Rand LL Holdings Corp. and such guaranty is secured by a lien on substantially all of the assets of each borrower and Rand LL Holdings Corp.

Under the senior credit facility, the borrowers will be required to make mandatory prepayments of principal on term loan borrowings (i) if the outstanding balance of the term loans plus the outstanding balance of the seasonal facilities exceeds the sum of 75% of the fair market value of the vessels owned by the borrowers, less the amount of outstanding liens against the vessels with priority over the Lenders' liens, in an amount equal to such excess, (ii) in the event of certain dispositions of assets and insurance proceeds (all subject to certain exceptions), in an amount equal to 100% of the net proceeds received by the borrowers therefrom, and
(iii) in an amount equal to 100% of the net proceeds to a borrower from any issuance of a borrower's debt or equity securities.

The senior credit facility contains certain covenants, including those limiting borrowers' and their subsidiaries' ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature or its business, engage in transactions with related parties, make certain investments or pay dividends. In addition, the senior credit facility requires the borrowers to maintain certain financial ratios. Failure of the borrowers to comply with any of these covenants or financial ratios could result in the loans under the senior credit facility being accelerated. The Company is in compliance with those covenants.

Senior debt instrument (a) is collateralized by a first charge against all property, a general security agreement over inventory and equipment, marine mortgages on all vessels owned by the Company and its affiliates as well as assignment of contracts of affreightment and insurance. Senior debt instrument (b) is collateralized by assets of Grand River, a marine mortgage and collateral marine agreement covering the vessels owned by Grand River.

(U.S. Dollars 000's)

14. LONG TERM DEBT (continued)

The effective interest rates on the term loans at March 31, 2007 were 7.35% on the Canadian term loan and 8.32% on the U.S. term loan.

		March 31, 2007	March 31, 2006
a)	Term loan bearing interest at Canadian Prime rate plus 1.5% or Canadian BA rate plus 2.5% at the Company's option. The loan is repayable over a five year term until December 2010 with current quarterly payments of $530 Cdn commencing September 2006 and increasing to $636 Cdn beginning with the March 2007 payment until December 2010, and the balance due March 2011. The term loan is collateralized by the assets of Lower Lakes Towing Ltd.	$ 16,892	$ 18,151
b)	Term loan bearing interest at U.S. Base rate plus 1.5% or U.S. LIBOR rate plus 2.5% at the Company's option. The loan is repayable over a five year term until December 2010 with current quarterly payments of $100 US commencing September 2006 and increasing to $120 US in March 2007 and $186 US beginning with the June 2007 payment until December 2010, and the balance due March 2011. The term loan is collateralized by assets of Grand River.	5,880	4,000
c)	VIE's subordinated note bearing Payment in Kind (PIK) interest at 10%. No principal payments until July 31, 2009, at which time the entire balance of the note and PIK interest is due. The note is unsecured. (Note 28)	2,352	--
d)	VIE's senior note bearing interest at a rate of 9.06%. The note is repayable in payable in quarterly payments of $362, beginning on March 31, 2007, and the balance is due December 31, 2008. The note is collateralized by a mortgage on three time-chartered vessels and lien on all Wisconsin & Michigan Steamship Company assets.	14,138	--
		$ 39,262	$ 22,151
	Less amounts due within 12 months	4,398	1,772
		$ 34,864	$ 20,379

Principal payments are due as follows:

2008	$ 4,398
2009	15,635
2010	5,299
2011	13,930
	$ 39,262

(U.S. Dollars 000's)

15. LONG-TERM CAPITAL LEASE OBLIGATION - VESSEL LEASE

In 2004, Grand River entered into a sale and bareboat charter arrangement (sale leaseback) transaction involving the M/V Manistee vessel. The agreement included an option by the Company to repurchase the M/V Manistee vessel and a put option by the purchaser and the leaseback was classified as a capital lease under Statement of Financial Accounting Standards 13, "Accounting for Leases," ("SFAS 13"). Consistent with the requirements of Statement of Financial Accounting Standards 28, "Accounting for Sales with Leasebacks, an amendment of FASB Statement No. 13," no gain was recorded on the transaction.

On March 23, 2007, the Company purchased the vessel for $2,200 with proceeds of long-term debt and terminated the capital lease obligation.

16. COMMITMENTS

The Company entered into a bareboat charter agreement for the McKee Sons barge which expires in 2018. Total charter commitments for the McKee vessel for the term of the lease before inflation adjustment are given below. The lease contains a clause whereby annual payments escalate at the Consumer Price Index, capped at a maximum annual increase of 3%.

2008	$ 675
2009	675
2010	675
2011	675
2012	675
Thereafter	4,050
	$ 7,425

The Company has not entered into any other significant operating leases.

17. CONTINGENCIES

Several legal claims have been filed against the Company. Most of these claims are for insignificant amounts. Given Management's assessment that losses were probable and reasonably estimable, and based on advice from the Company's outside counsel, a provision of $250 has been recorded for various claims. Management does not anticipate material variations in actual losses from the amounts accrued related to these claims. The Company is subject to other legal proceedings in the normal course of business. Management believes these proceedings will not have a material adverse effect on the consolidated financial statements.

(U.S. Dollars 000's)

18. STOCKHOLDERS' EQUITY

On October 7, 2004, the Company's Board of Directors authorized a stock dividend of 0.1428571 shares of common stock for each outstanding share of common stock. All references in the accompanying financial statements to the number of shares of stock have been retroactively restated to reflect this transaction.

At December 31, 2005, 10,100,000 shares of common stock were reserved for issuance upon exercise of redeemable warrants and the underwriters' unit purchase option. Each warrant allows its holder to purchase one fully paid and non-assessable share of the Company's common stock at the price of $5.00 per share. The warrants expire on October 26, 2008. The Company may call the warrants for redemption, in whole and not in part, at a price of $.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days' prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of the Company's common stock equals or exceeds $8.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

Options and warrants issued in conjunction with the Company's initial public offering are equity linked derivatives and accordingly represent off-balance sheet arrangements. The options and warrants meet the scope exception in paragraph 11(a) of FAS 133 and are accordingly not accounted for as derivatives for purposes of FAS 133, but instead are accounted for as equity.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or the Company's recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

No warrants will be exercisable unless at the time of exercise a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the agreement, the Company has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants. However, the Company cannot assure that it will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. The Company is not obligated to incur any liquidation damages or penalties in connection with the exercise of the warrants.

No fractional shares will be issued upon exercise of the warrants. However, if a warrant holder exercises all warrants then owned of record by him, the Company will pay to the warrant holder, in lieu of the issuance of any fractional share which is otherwise issuable to the warrant holder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date.

EarlyBirdCapital, who acted as the representative to the underwriters in connection with the Company's initial public offering, holds an underwriter's option to purchase up to 300,000 units at a purchase price of $9.90 per unit. Each unit consists of one share of common stock and two warrants. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $6.25. If the option is exercised in full, the Company would receive gross proceeds of $2,970 and issue an additional 300,000 units consisting of 300,000 shares of the Company's common stock and 600,000 warrants. If all of these warrants are exercised, the Company would issue an additional 600,000 shares of our common stock and receive additional gross proceeds of $3,750. The Company estimated that the fair value of this option at the date of grant was approximately $558 ($1.86 per Unit) using a Black-Scholes option-pricing model. The fair value of the option has been estimated as of the date of grant using the following assumptions: (1) expected volatility of 47.79%, (2) risk-free interest rate of 3.34% and (3) expected life of 5 years. The option may be exercised by the holder for cash or on a "cashless" basis, at the holder's option, such that the

(U.S. Dollars 000's)

18. STOCKHOLDERS' EQUITY (continued)

holder may use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the units and underlying securities) to exercise the option without the payment of any cash.

EarlyBirdCapital's option was purchased for a de minimis amount and became exercisable in March, 2006, upon the consummation of the acquisition of Lower Lakes Towing Ltd. The underwriter's option expires on October 12, 2009.

On March 3, 2006 the Company's Certificate of Incorporation was amended and restated to, among other things, increase the number of shares of common stock that the Company is authorized to issue from 20,000,000 to 50,000,000 shares.

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences that may be determined from time to time by the Board of Directors.

On March 3, 2006, pursuant to the terms of the Preferred Stock Purchase Agreement, dated September 2, 2005, by and among the Company and Knott Partners LP, Matterhorn Offshore Fund Ltd., Anno LP and Good Steward Fund Ltd., Bay II Resources Partners, Bay Resources Partners L.P., Bay Resources Partners Offshore Fund Ltd. and Thomas E. Claugus, Rand issued 300,000 shares of its series A convertible preferred stock for an aggregate purchase price of $15,000. Issuance costs of $100 were incurred, generating proceeds net of issuance costs of $14,900.

The shares of series A convertible preferred stock: rank senior to the Company's common stock with respect to liquidation and dividends; are entitled to receive a cash dividend at the annual rate of 7.75% (based on the $50 per share issue price), payable quarterly (subject to increases of 0.5% for each six month period in respect of which the dividend is not timely paid, up to a maximum of 12%, subject to reversion to 7.75% upon payment of all accrued and unpaid dividends); are convertible into shares of the Company's common stock at any time at the option of the series A preferred stockholder at a conversion price of $6.20 per share (based on the $50 per share issue price and subject to adjustment) or 8.065 shares of common stock for each Series A Preferred Share (subject to adjustment); are convertible into shares of the Company's common stock (based on a conversion price of $6.20 per share, subject to adjustment) at the option of the Company if, after the third anniversary of the acquisition, the trading price of the Company's common stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share (subject to adjustment); may be redeemed by the Company in connection with certain change of control or acquisition transactions; will vote on an as-converted basis with the Company's common stock; and have a separate vote over certain material transactions or changes involving the Company. The accrued dividend payable at March 31, 2007 was $296 (2006 - $90, 2005 - nil).

(a) On August 1, 2006, pursuant to the terms of a Stock Purchase Agreement, effective as of the same date (the "Stock Purchase Agreement"), the Company issued to a group of accredited investors 2,402,957 shares of common stock for $5.41 per share for an aggregate purchase price of $13,000 with issuance costs of $50.

(b) During the year ended March 31, 2007, 3,820 warrants were converted to shares at a rate of $5 per warrant for total gross proceeds of $19.

(c) On January 17, 2007, the Company awarded 215,000 shares of its common stock, par value $.0001 per share, to two key executives. The shares of common stock awarded (the "Restricted Shares") were not registered under the Securities Act of 1933 and constitute "restricted securities" within the meaning of the Act. The Restricted Shares were awarded pursuant to Restricted Share Award Agreements (the "Award Agreements"), dated January 17, 2007. The shares were valued at the closing price on January 17, 2007 of $6.72 per share. The Company recorded expense of $722 in the year ended March 31, 2007. Pursuant to the Award Agreements: 44% of the Restricted Shares vested

(U.S. Dollars 000's)

18. STOCKHOLDERS' EQUITY (continued)

on the date of the award; 6% of the Restricted Shares vested on March 31, 2007; 25% of the Restricted Shares will vest on March 31, 2008; and 25% of the Restricted Shares will vest on March 31, 2009. However, in order to facilitate the Company's federal and state tax withholding obligations in respect of the Restricted Stock awards, the Restricted Shares which vested on the date of the award were withheld by the Company which paid the withholding taxes, resulting in 120,400 shares actually issued.

If the recipient's employment with the Company is terminated for "cause" as defined in the Award Agreements, or the recipient terminates his employment with the Company without "good reason" as defined in the Award Agreements, any Restricted Shares not vested prior to the date of any such termination shall immediately be canceled, with any rights or interests in and with respect to such Restricted Shares forfeited. The Company may, at its sole discretion, determine, prior to or within ninety days after the date of any such termination, that all or a portion of such unvested Restricted Shares shall not be so canceled and forfeited.

If the recipient's employment with the Company is terminated by the Company without cause, by the recipient for good reason, or as a result of death or permanent disability, 100% of the Restricted Shares awarded pursuant to the applicable Award Agreement shall become fully vested as of the date of such termination.

In the event of a "change of control" of the Company as defined in the Award Agreements, all restrictions, terms and conditions applicable to the Restricted Shares shall be deemed lapsed and satisfied as of the date of such change of control.

The following table summarizes information about time-based restricted stock awards:

	Year ended March 31, 2007
Outstanding on April 1, 2006	--
Granted	120,400
Released	--
Cancelled / forefeited	--
Outstanding on March 31, 2007	120,400

The values of time based restricted stock awards at March 31, 2006 and December 31, 2005 are nil. The total number of the above stock awards that have vested at March 31, 2007 is 12,900.

The following continuity schedule summarizes outstanding share purchase warrants:

	Outstanding warrants	Exercise Price	Cumulative proceeds from exercise of warrants
Balance December 31, 2004	9,200,000		$
Issued	--		
Exercised	--		
Balance, December 31, 2005	9,200,000		
Issued	--		
Exercised	--		
Balance March 31, 2006	9,200,000		
Issued	--		
Exercised	(3,820)	$5.00	19
Balance March 31, 2007	9,196,180		$ 19

(U.S. Dollars 000's)

19. OUTSIDE VOYAGE CHARTER FEES

Outside voyage charter fees relate to the subcontracting of external vessels chartered to service the Company's customers to supplement the existing shipments made by the Company's operated vessels.

20. INTEREST EXPENSE

Interest expense is comprised of the following:

	Year ended March 31, 2007	Three months ended March 31, 2006
Bank indebtedness	$ 448	$ 2
Amortization of deferred finance costs	237	--
Long-term debt - senior	2,627	135
Long-term debt - subordinated	152	14
Long-term debt - capital lease	314	--
	$ 3,778	$ 151

The balances for the year ended December 31, 2005 were nil.

21. SEGMENT INFORMATION

The Company has identified only one reportable segment under Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

Information about geographic operations is as follows:

	Year ended March 31, 2007	Three months ended March 31, 2006
Revenues by country		
Canada	$ 38,869	$ 1,158
United States	40,317	572
	$ 79,186	$ 1,730
Net Income (Loss) by country		
Canada	$ 2,061	$ (567)
United States	(6,582)	(922)
	$ (4,521)	$ (1,489)

(U.S. Dollars 000's)

21. SEGMENT INFORMATION (continued)

Revenues from external customers are allocated based on the country of the legal entity of the Company in which the revenues were recognized. The balances for the year ended December 31, 2005 were nil.

	March 31, 2007	March 31, 2006
Property and equipment by country		
Canada	$ 30,612	$ 30,417
United States	36,247	17,744
	$ 66,859	$ 48,161
Total assets by country		
Canada	$ 56,652	$ 58,033
United States	66,586	28,735
	$123,238	$ 86,768

22. FINANCIAL INSTRUMENTS

Fair value of financial instruments

Financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable, long-term debts, capital lease (2006), income taxes and accrued liabilities and bank indebtedness. The estimated fair values of cash, accounts receivable, accounts payable, long-term debts, capital lease (2006), income taxes and accrued liabilities approximate book values because of the short-term maturities of these instruments. The estimated fair value of senior debt approximates the carrying value as the debt bears interest at variable interest rates. The Company has recorded a liability of $135 for an interest rate swap contract entered into by the VIE.

Foreign exchange risk

Foreign currency exchange risk to the Company results primarily from changes in exchange rates between the Company's reporting currency, the U.S. Dollar, and the Canadian dollar. The Company is exposed to fluctuations in foreign exchange as a significant portion of revenue and operating expenses are denominated in Canadian dollars.

Interest rate risk

The Company is exposed to fluctuations in interest rates as a result of its banking facilities and senior debt bearing variable interest rates.

Credit risk

Accounts receivable credit risk is mitigated by the dispersion of the Company's customers among industries and the short shipping season. The period ending March 31, 2007 included two customers that accounted for 38% of sales generated during the period. The period ending March 31, 2006 is not indicative of a full year of operations, as one customer generated 50% of sales during the three month winter period (2005-nil).

23. ECONOMIC DEPENDENCE

The Company derived $30,331 or 38% (2006 - $866 or 50% from one customer and 2005 - $nil) of its revenue from two customers during the period.

(U.S. Dollars 000's)

24. ACCUMULATED OTHER COMPREHENSIVE LOSS

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income (loss), which is defined as the change in equity arising from non-owner sources. Comprehensive loss is reflected in the consolidated statement of changes in shareholders' deficiency. The components of, and changes in, comprehensive loss and accumulated other comprehensive loss consist of translation adjustments arising from the translation of the parent Company accounts from Canadian dollar functional currency to U.S. Dollar reporting currency. Included in comprehensive loss and accumulated other comprehensive loss are the effects of foreign currency translation adjustments of $274 income (2006 - $1,347 loss, 2005
- nil).

25. EARNINGS PER SHARE

The Company had a total of 8,127,177 common shares issued and outstanding, out of an authorized total of 50,000,000 shares. The March 31, 2007 fully diluted calculation utilizes a total of 17,054,715 shares based on the following calculations. Warrants issued from the initial prospectus and overallotment converts to 7,410,277 common shares based on the average annual share price of $6.21 and convertible preferred shares converts to 2,419,355 common shares based on a price of $6.20. In connection with the Company's initial public offering, the Company issued to the representative of the underwriters in the initial public offering, for a de minimus amount, an option to purchase up to a total of 300,000 units, with each unit consisting of one share of common stock and two warrants. The units issuable upon exercise of the option are identical to those issued in the Company's initial public offering except that the warrants included in the units underlying the option have an exercise price of $6.25 per share. The option will be exercisable by the holder at $9.90 per unit commencing upon the consummation of a business combination by the Company and will expire on October 26, 2009. The underwriter options and warrants are excluded from the dilution calculation on an annual basis as the exercise price of $6.25 exceeded the annual average price of $6.21.

	Year ended March 31, 2007	Three months ended March 31, 2006	Year ended December 31, 2005
Numerator:			
Net (loss) income	($ 3,313)	($ 1,399)	$ 89
Preferred stock dividends	(1,182)	(90)	--
Dividends paid by VIE	(250)	--	--
Minority interest	224	--	--
Income (loss) available to common shareholders	($ 4,521)	($ 1,489)	$ 89
Denominator:			
Weighted average common shares for basic EPS	7,225,083	5,600,000	5,600,000
Effect of dilutive securities:			
Total outstanding warrants	9,196,180	9,200,000	9,200,000
Average exercise price	$ 5.00	$ 5.00	$ 5.00
Average price during period	$ 6.21	$ 5.46	$ 5.37
Weighted average warrants	7,410,277	8,424,908	--
Weighted average convertible preferred shares at $6.20	2,419,355	2,419,355	--
Weighted average common shares for diluted EPS	17,054,715	16,444,263	5,600,000
Basic EPS	($ 0.63)	($ 0.27)	$ 0.02
Diluted EPS	($ 0.63)	($ 0.27)	$ 0.02

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Notes to the Consolidated Financial Statements (U.S. Dollars 000's)

26. RELATED PARTY TRANSACTIONS

The Company presently occupies office space provided by companies controlled by either our chief executive officer or our president. Such related parties have agreed that it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company had agreed to pay such affiliates $7.5 per month for such services commencing on the effective date of the initial public offering until such executive offices were moved to another office in October 2006. The Company agreed to pay such affiliates $12K per month effective October 16, 2006, such that total lease expense for the year paid to such affiliates was $115. Deposits relating to the rental of the new location amounting to $62 were paid during the year. The Company reimbursed such affiliates for certain out of pocket costs of $17 relating to the move, certain operating expense, and certain legal costs of the lease and license agreements. The statement of operations for the year ended March 31, 2007, the three month period ended March 31, 2006, and the year ending December 31, 2005 include $132, $23, $90, respectively, related to this agreement.

27. MANAGEMENT BONUS PROGRAM

On March 3, 2006, in connection with the closing of the acquisition of Lower Lakes, the Company adopted a management bonus program ("the Program"), the participants of which are employed by Lower Lakes or its affiliates. Participants are eligible to receive awards based on a formula that adjusts an aggregate initial plan account balance of $3,000 by audited earnings before interest, taxes, depreciation and amortization for fiscal years 2007 and 2008. Awards will be settled on July 31, 2008 and may be settled in cash and/or shares of the Company's common stock, or any combination thereof, all in the discretion of the plan administrator, and shall be subject to a cap which limits appreciation of the initial plan account balance to the percentage increase in the market price of the Company's common stock between the closing date and the award settlement date. Subject to a participant's separation from service of the Company, on each of March 31, 2006, 2007 and 2008, each participant then employed by the Company or one of its affiliates shall vest into one-third of such participant's plan account balance. The Company shall grant registration rights to any participant that is issued shares of the Company's common stock in settlement of an award under the Management Bonus Program.

If a participant's service with the Company or its affiliates is terminated by the Company for cause (as defined in the Program) or by the participant voluntarily without notice (other than for good reason, as defined in the participant's employment agreement, if applicable), then such participant's rights to his plan account balance, including any vested amounts, shall be forfeited, and such participant shall no longer have any rights in or to its plan account balance or under the Management Bonus Program.

If a participant incurs a voluntary separation from service with the Company or its affiliate (other than for good reason) and who does provide appropriate notice to the Company of such separation, the participant shall retain his rights in his plan account balance to the extent such has vested as of the effective date of separation, but shall, as of such effective date, cease to further vest in such participant's plan account balance. Any unvested portion of a participant's plan account balance resulting from such a separation from service shall be added to the plan account balances of each then remaining participant in proportion to the respective plan account balance of each such remaining participant, and with respect to each such remaining participant, in proportion to each such participant's vested and unvested plan account balance.

If a participant's service with the Company or its affiliate is terminated by the Company without cause (as defined in the Program) or by the participant for good reason or for death or disability, then the participant is entitled to be considered fully vested with respect to the participant's plan account balance; and have the option to elect to freeze the amount of such participant's award as of the date of such separation from service, but with payment of such amount not being made until July 31, 2008.

(U.S. Dollars 000's)

28. MINORITY INTEREST

In the normal course of business, the Company interacts with various entities that may be variable interest entities (VIEs) under the subjective guidelines of FIN 46R. WMS has been determined to be a VIE and, as such, has been consolidated in accordance with FIN-46R. The Company does not have any ownership interest in WMS and as a result 100% of the equity is shown as minority interest.

On August 1, 2006, Lower Lakes Transportation Company ("LLTC"), an indirect wholly-owned subsidiary of the Company, entered into a Time Charter Agreement (the "Time Charter Agreement") with WMS, an unaffiliated third party. Under the Time Charter Agreement, WMS will make three United States flag vessels owned by WMS, the DAVID Z. NORTON, the EARL W. OGLEBAY and the WOLVERINE (the "Vessels"), available exclusively to LLTC for LLTC's use in providing transportation and storage services for its customers. The basic charter period under the Time Charter Agreement expires on December 31, 2008, and LLTC has the option to extend the charter period through December 31, 2013. The Time Charter Agreement also provides LLTC the option of purchasing the Vessels at any time during the charter period at a price based, in part, generally on the amount of WMS indebtedness outstanding at the time of purchase relating to WMS's acquisition and maintenance of the Vessels. Rand and its subsidiary, Rand LL Holdings Corp. ("Rand LL Holdings"), each executed separate guaranties in favor of WMS with respect to separate financial obligations of LLTC under the Time Charter Agreement.

The impact on the balance sheet and income statement for the period ending March 31, 2007 is shown below. There is no impact on the March 31, 2006 and December 31, 2005 comparative figures.

(U.S. Dollars 000's)

28. MINORITY INTEREST (continued)

	Rand Logistics, Inc. March 31, 2007	Impact of FIN 46R presentation	Consolidated March 31, 2007
ASSETS			
CURRENT			
Cash and cash equivalents	$ 6,646	$ 561	$ 7,207
Accounts receivable (Note 6)	2,632	70	2,702
Prepaid expenses and other current assets (Note 7)	3,125	(3)	3,122
Income tax receivable	263	--	263
Deferred income taxes (Note 8)	1,116	103	1,219
Total current assets	13,782	731	14,513
BLOCKED ACCOUNT (Note 5)	2,700	--	2,700
PROPERTY AND EQUIPMENT, NET (Note 9)	48,978	17,881	66,859
DUE FROM RELATED COMPANY	(1,657)	1,657	--
DEFERRED INCOME TAXES (Note 8)	12,986	588	13,574
DEFERRED DRYDOCK COSTS, NET (Note 10)	5,895	--	5,895
INTANGIBLE ASSETS, NET (Note 11)	12,936	398	13,334
NOTE RECEIVABLE WMS	2,298	(2,298)	--
GOODWILL (Note 11)	6,363	--	6,363
Total assets	$ 104,281	$ 18,957	$ 123,238
LIABILITIES			
CURRENT			
Bank indebtedness (Note 12)	$ 5,097	$ --	$ 5,097
Accounts payable	10,312	1,133	11,445
Accrued liabilities (Note 13)	2,491	746	3,237
Interest rate swap contract (Note 22)	--	135	135
Income taxes payable	385	--	385
Deferred income taxes (Note 8)	589	--	589
Current portion of long-term debt (Note 14)	2,948	1,450	4,398
Total current liabilities	21,822	3,464	25,286
LONG-TERM DEBT (Note 14)	19,825	15,039	34,864
ACQUIRED MANAGEMENT BONUS PROGRAM (Note 27)	3,000	--	3,000
DEFERRED INCOME TAXES	13,031	593	13,624
Total liabilities	57,678	19,096	76,774
STOCKHOLDERS' EQUITY			
Preferred stock, $.0001 par value,	14,900	--	14,900
Common stock, $.0001 par value	1	--	1
Additional Paid-in Capital	38,407	--	38,407
Accumulated deficit	(5,537)	(410)	(5,947)
Minority interest of variable interest entity	--	176	176
Accumulated other comprehensive loss	(1,168)	95	(1,073)
Total stockholders' equity	46,603	(139)	46,464
Total liabilities and stockholders' equity	$ 104,281	$ 18,957	$ 123,238

RAND LOGISTICS, INC. (formerly Rand Acquisition Corporation) Notes to the Consolidated Financial Statements (U.S. Dollars 000's)

28. MINORITY INTEREST (continued)

	Rand Logistics, Inc. Year ended March 31, 2007	Year ended Impact of Fin 46R	Consolidated Year ended March 31, 2007
REVENUE	$ 79,186	$ --	$ 79,186
EXPENSES			
Outside voyage charter fees (Note 19)	4,935	--	4,935
Charter hire	10,546	(10,546)	--
Vessel operating expenses	49,907	7,567	57,474
Repairs and maintenance	2,575	807	3,382
General and administrative	7,628	441	8,069
Depreciation	4,294	848	5,142
Amortization of drydock costs	388	--	388
Amortization of intangibles	1,630	(197)	1,433
Loss (gain) on foreign exchange	128	--	128
	82,031	(1,080)	80,951
INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES AND INCOME TAXES	(2,845)	1,080	(1,765)
OTHER INCOME AND EXPENSES			
Interest expense (Note 20)	2,594	1,184	3,778
Interest income	(497)	148	(349)
Loss on hedging transaction	--	135	135
Amortization of deferred chartering agreement costs	144	--	144
	2,241	1,467	3,708
LOSS BEFORE INCOME TAXES	(5,086)	(387)	(5,473)
PROVISION (RECOVERY) FOR INCOME TAXES	(2,019)	(141)	(2,160)
NET LOSS	($ 3,067)	($ 246)	($ 3,313)
MINORITY INTEREST	--	224	224
COMMON STOCK DIVIDENDS	--	(250)	(250)
PREFERRED STOCK DIVIDENDS	(1,182)	--	(1,182)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	($ 4,249)	($ 272)	($ 4,521)
Net loss per share basic and diluted (Note 25)	($ 0.59)		($ 0.63)
Weighted average shares basic and diluted	7,225,083		7,225,083

(U.S. Dollars 000's)

29. PRO FORMA INFORMATION

Giving effect to the purchase transaction immediately prior to the three months ended March 31, 2006, and the year ended December 31, 2005 changes certain income statement items. It should be noted that the results for the three month period ended March 31, 2006 differ considerably from the year ended December 31, 2005 pro forma statement filed with the Rand 10 KSB filed March 31, 2006, due to the seasonal nature of Lower Lakes business.

Selected statement of operations data	Unaudited Pro forma Three months ended March 31, 2006	Unaudited Pro Forma Year ended December 31, 2005
Revenue	$ 3,992	$ 61,241
Net (loss) income	(3,797)	455
Pro forma weighted average outstanding shares - basic and diluted	5,600,000	5,600,000
Net loss per share - basic and diluted *	($ 0.73)	($ 0.13)

* There is a pro forma loss per share in the year ended Dec 31, 2005 due to the effect of convertible preferred stock dividend.

30. SUBSEQUENT EVENTS

On April 30, 2007, the Company entered into a Warrant Exercise Agreement with Knott Partners, LP; Knott Partners Offshore Master Fund, LP; CommonFund Hedged Equity Company; Shoshone Partners, LP; Finderne, LLC; Good Steward Trading Company SPC; and Leonard & Margaret Frierman (the "Knott Entities"), pursuant to which the Knott Entities agreed to exercise 1,504,000 of the Company's publicly traded warrants and the Company agreed to accept $4.50, rather than the $5.00 exercise price provided in the warrant, as the exercise price for each such warrant. On the same date, the Company received $6,768 of proceeds from the exercise of the subject warrants and the Company authorized the issuance of the 1,504,000 shares of its common stock issuable upon exercise of such warrants.

On May 4, 2007, the Company reduced the exercise price of its outstanding, publicly traded warrants to $4.50 (from the $5.00 exercise price provided by the original terms of the warrants) until July 9, 2007 (the "Expiration Time"). Any and all warrants properly exercised in accordance with the terms of the warrants prior to the Expiration Time will be accepted by the Company at the reduced exercise price, and one share of registered common stock per warrant will be issued to the exercising warrantholder. After the Expiration Time, the $5.00 exercise price included in the original terms of the warrants will be reinstituted. Except for the reduced exercise price of the warrants prior to the Expiration Time, the terms of the warrants remain unchanged. The reduced exercise price applies to all of the Company's currently outstanding publicly traded warrants, including those warrants still included as part of the units issued in the Company's initial public offering. Each officer, director, employee and consultant of the Company has agreed not to exercise his warrants prior to the Expiration Time. As of June 25, 2007, 1,914,201 warrants had been exercised, generating proceeds of $8,614.

The Company's subsidiary, Lower Lakes Transportation Company, utilizes three vessels under the terms of a Time Charter Agreement with WMS, the owner of the vessels (Note 28). On May 9, 2007, the officers on those vessels represented by the American Maritime Officers returned the vessels to port and began a work stoppage. WMS has informed Lower Lakes Transportation that, in its view, the work stoppage is unlawful and that WMS intends to pursue all available legal remedies to end it. Although Lower Lakes Transportation remains obligated to pay hire under the Time Charter Agreement during any work stoppage, WMS is obligated to lay up the vessels and minimize the operating and related costs incurred during such period. If the work stoppage continues for an extended period of time, it is likely to have a material impact on the Company's financial statements; however, the Company's Management does not believe it will affect the Company's ability to continue to operate.

30. SUBSEQUENT EVENTS (continued)

On June 26, 2007, Lower Lakes Towing Ltd., Lower Lakes Transportation Company, Grand River Navigation Company and Rand LL Holdings Corp., each subsidiaries of the Company, entered into a Fourth Amendment (the "Amendment") to the Credit Agreement, dated March 3, 2006, with General Electric Capital Corporation, as Agent and a lender, and GE Canada Finance Holding Company, as a lender, and certain of each such party's affiliates (the "Credit Agreement"). Under the Amendment, the borrowers amended certain definitions relating to its financial covenants to remain in compliance with such financial covenants.

On June 28, 2007, Rand LL Holdings Corp. and Wisconsin & Michigan Steamship Company entered into a First Amendment Agreement to the Time Charter Guaranty, dated August 1, 2006, pursuant to which the parties amended certain definitions relating to its financial covenants to remain in compliance with such financial covenants.

RAND LOGISTICS, INC.
461 Fifth Avenue, 25th Floor
New York, NY 10017

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held September 11, 2007

To the Stockholders of
Rand Logistics, Inc.:

You are invited to attend the annual meeting of stockholders (the "Meeting") of RAND LOGISTICS, INC., a Delaware corporation (the "Company"), at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022 on Tuesday, September 11, 2007, at 10:00 A.M. (local time), for the following purposes:

(1) To elect one director of the Company as Class I director to serve for a term of three years and until his successor has been duly elected and qualified;

(2) To approve the Company's 2007 Long Term Incentive Plan;

(3) To ratify the appointment of Grant Thornton LLP as the independent registered public accounting firm of the Company for the 2008 fiscal year; and

(4) To consider and act upon such other matters as may properly come before the Meeting.

Only stockholders of record at the close of business on July 23, 2007 are entitled to receive notice of, and to vote at, the Meeting, and at any adjournment or adjournments thereof. A list of the stockholders of the Company as of the close of business on July 23, 2007 will be available for inspection during business hours for ten days prior to the Meeting at the Company's principal executive offices located at 461 Fifth Avenue, 25th Floor, New York, New York 10017.

Please fill in, date and sign the enclosed proxy, which is solicited by the Board of Directors of the Company, and mail it promptly in the enclosed postage-paid envelope to make sure that your shares are represented at the Meeting. If you attend the Meeting in person, you may, if you desire, revoke your proxy and choose to vote in person even if you had previously sent in your proxy card.

By order of the Board of Directors,

CAROL ZELINSKI,
Secretary

New York, New York
July 30, 2007

RAND LOGISTICS, INC.
461 Fifth Avenue, 25th Floor
New York, NY 10017

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

September 11, 2007

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors, also referred to as the Board, of RAND LOGISTICS, INC., a Delaware corporation, to be used at the annual meeting of stockholders (the "Meeting") of the Company which will be held at the offices of Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022 on Tuesday, September 11, 2007, at 10:00 A.M. (local time), and at any adjournment or adjournments thereof. All references in this Proxy Statement to the "Company", "we", "us", and "our" refer to Rand Logistics, Inc.

Stockholders who execute proxies in the accompanying form retain the right to revoke them at any time by notice in writing to the Secretary of the Company, by revocation in person at the Meeting or by presenting a later-dated proxy. Unless so revoked, the shares represented by proxies will be voted at the Meeting. The shares represented by the proxies solicited by our Board of Directors will be voted in accordance with the directions given therein, but if no direction is given, such shares will be voted (i) **FOR** the election of the named director nominee as Class I director; (ii) **FOR** the approval of the Company's 2007 Long Term Incentive Plan; and (iii) **FOR** the ratification of the appointment of Grant Thornton LLP as the independent registered public accounting firm of the Company for the 2008 fiscal year.

Stockholders vote at the Meeting by casting ballots (in person or by proxy) which are tabulated by a person who is appointed by the Board of Directors before the Meeting to serve as inspector of election at the Meeting and who has executed and verified an oath of office. The affirmative vote of (i) a plurality of the shares present at the Meeting and entitled to vote on the subject matter is required to elect the director nominee to the Board of Directors; (ii) a majority of the shares present at the Meeting and entitled to vote on the subject matter is required to approve the Company's 2007 Long Term Incentive Plan, to ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for the 2008 fiscal year and approve any other business which may properly come before the Meeting. Abstentions and broker "non-votes" are included in the determination of the number of shares present at the Meeting for quorum purposes. Abstentions will count as a vote against the proposals, other than the election of directors. Abstentions will not have an effect on the election of directors because directors are elected by a plurality of the votes cast. Broker "non-votes" are not counted in the tabulations of the votes cast on any of the proposals. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. The proposal relating to the approval of the 2007 Long Term Incentive Plan is the only proposal at this Meeting which involves a broker "non-vote."

Our principal executive offices are located at 461 Fifth Avenue, 25th Floor, New York 10017. The approximate date on which this Proxy Statement and the enclosed form of proxy were first sent or given to stockholders was on or about July 30, 2007.

We had outstanding 12,092,142 shares of our common stock, par value $.0001 per share (the "Common Stock"), at the close of business on July 23, 2007. Each share of Common Stock is entitled to one vote on each matter as may properly be brought before the Meeting. Only stockholders of record at the close of business on July 23, 2007 will be entitled to vote.

PROPOSAL 1 - ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible, each serving staggered three-year terms. As a result, approximately one third of our Board of Directors will be elected each year.

The terms of office of our Board of Directors are:

- Class I director, whose initial term will expire at this Meeting and when their successors are duly elected and qualify;
- Class II directors, whose initial term will expire at the Annual Meeting of Stockholders to be held in 2008 and when their successors are duly elected and qualify; and
- Class III directors, whose initial term will expire at the Annual Meeting of Stockholders to be held in 2009 and when their successors are duly elected and qualify.

Our Class I director is Scott Bravener; our Class II directors are Isaac Kier and Jonathan Brodie; and our Class III directors are Laurence S. Levy and H. Cabot Lodge III.

One director will be elected at the Meeting as Class I director of the Company for a term of three years expiring at the Annual Meeting of Stockholders to be held in 2010 and until his successor shall have been elected and shall qualify. The election of directors requires the affirmative vote of a plurality of the shares of Common Stock present in person or by proxy at the Meeting. **Each proxy received will be voted FOR the election of the nominee named below unless otherwise specified in the proxy.** At this time, our Board of Directors knows of no reason why any nominee might be unable to serve. There are no arrangements or understandings between any nominee and any other person pursuant to which such person was selected as a nominee.

Our Corporate Governance/Nominating Committee has reviewed the qualifications of the nominee for director and has recommended the nominee for election to the Board of Directors.

Name of Nominee	Principal Occupation	Age	Year Became a Director
Scott Bravener	President and Chief Executive Officer of Lower Lakes and Director of the Company	43	2006

Captain Scott Bravener has served as Lower Lakes' President and Chief Executive Officer since its inception in 1994, and until 2001 also served as the captain of the Cuyahoga, a vessel owned by Lower Lakes. Captain Bravener has worked in the Great Lakes shipping industry since 1982, serving in various capacities for Canada Steamship Lines Inc. and P & H Shipping prior to the formation of Lower Lakes. Captain Bravener is a director of the Canadian Shipowners Mutual Assurance Association, is a certified Ships Master and is a member of the American Bureau of Shipping. Captain Bravener is a graduate of Marine Navigation Technology, Georgian College, Owen Sound, Ontario.

The Board of Directors unanimously recommends a vote FOR the election of the named Class I nominee, Scott Bravener, to our Board of Directors. Proxies received in response to this solicitation will be voted FOR the election of the named Class I nominee to our Board of Directors unless otherwise specified in the proxy.

Information Regarding Other Members of the Board of Directors

The following table sets forth information with respect to each of the other members of the Board of Directors whose term extends beyond the Meeting, including the Class of such director and the year in which each such director's term would expire.

Name	Age	Year Became a Director	Year Term Expires and Class
Isaac Kier	54	2004	2008 Class II
Jonathan Brodie	51	2006	2008 Class II
Laurence S. Levy	51	2004	2009 Class III
H. Cabot Lodge III	51	2006	2009 Class III

Isaac Kier has been a member of our Board of Directors since our inception. Since February 2006 Mr. Kier has been the principal at Kier Global LLC, a private equity and real estate investment firm. From 2000 to 2006, Mr. Kier served as a partner of the general partner of Coqui Capital Partners L.P., a venture capital firm. From February 2004 until May 2006, he was the secretary and treasurer and a member of the board of directors of Tremisis Energy Acquisition Corporation, an OTC Bulletin Board-listed company. Since June 2005, Mr. Kier has also been a director of Paramount Acquisition Corporation, a company formed for the purpose of acquiring an operating business in either the biotechnology or specialty pharmaceuticals industry. Since October 2004, Mr. Kier has served as a member of the board of directors of Hana Biosciences Inc., (NASDAQ:HNAB), a biopharmaceutical company. From 1987 to 1997, he served as the managing partner of the Alabama 8 market, a non-wireline cellular licensee. From 1982 until its sale in 1995, Mr. Kier served as Chairman and CEO of Lida, Inc., a NASDAQ listed company engaged in textile production and printing. Mr. Kier received a B.A. in Economics from Cornell University and a J.D. from George Washington University Law School.

Jonathan Brodie has been a member of our Board of Directors since June 6, 2006. Mr. Brodie is the principal of JMB Associates, a privately-owned money management firm, and has served as a consultant to (since 2001), and a director of (since 2005), a holding company for a global investment manager. From 1988-2000, Mr. Brodie was a portfolio manager for JMB Associates, managing individual and institutional accounts. Prior to that, Mr. Brodie served as an Investment Analyst and Portfolio Manager for T. Rowe Price Associates, and as an Investment Analyst for Allan Gray Investment Council. Mr. Brodie serves on the Board of Regents of the Hebrew University of Jerusalem and the International Advisory Board of the Melton Centre of the Hebrew University of Jerusalem. Mr. Brodie is a Board member of MaAfrika Tikkun, USA, on the Executive Committee for the Partnership for Jewish Life and Learning, and is a Wexner Heritage Fellow. Mr. Brodie graduated with a BBusSci and BA (Hons., Econ.) in 1978 and 1979, respectively, from Cape Town University, South Africa. He received his MBA from Stanford University in 1984, and was an Arjay Miller Scholar. Mr. Brodie is a Chartered Financial Analyst.

Laurence S. Levy has been Chairman of our Board of Directors and our Chief Executive Officer since our inception. Mr. Levy founded the predecessor to Hyde Park Holdings, LLC in July 1986 and has since served as its Chairman. Hyde Park Holdings, LLC is an investor in middle market businesses. Mr. Levy serves as an officer or director of many companies in which Hyde Park Holdings, LLC or its affiliates invests. Presently, these companies include: Ozburn-Hessey Logistics LLC, a national logistics services company, of which Mr. Levy is a director; Derby Industries LLC, a sub-assembly business to the appliance, food and transportation industries, of which Mr. Levy is Chairman; PFI Resource Management LP, an investor in the Private Funding Initiative program in the United Kingdom, of which Mr. Levy is general partner; Parking Company of America Airports LLC, an owner and operator of airport parking garages, of which Mr. Levy is a director; Regency Affiliates, Inc., a diversified publicly listed company, of which Mr. Levy is Chairman, Chief Executive Officer and President; Warehouse Associates L.P., a provider of warehouse and logistics services, of which Mr. Levy is Chairman. Mr. Levy is also chairman of the board and Chief Executive Officer of Hyde Park Acquisition Corp, an OTC bulletin board company and a specified purpose acquisition corporation. In addition, from March 1997 to January 2001, Mr. Levy served as Chairman of Detroit and Canada Tunnel Corporation, a company which operates the toll tunnel between Detroit, Michigan and Windsor, Ontario, and from August 1993 until May 1999, Mr. Levy served as Chief Executive Officer of High Voltage Engineering Corporation, a diversified industrial and manufacturing company. Mr. Levy received a Bachelor of Commerce degree and a Bachelor of Accountancy degree from the University of Witwatersrand in Johannesburg, South Africa. He is qualified as a Chartered Accountant (South Africa). Mr. Levy received a Master of Business Administration degree from Harvard University and graduated as a Baker Scholar.

H. Cabot Lodge III has been a member of our Board of Directors since June 6, 2006. Mr. Lodge founded ARC Global Partners LLC in 2006, an international real estate merchant bank, and currently serves as its Managing Partner. From 2000 to 2005, Mr. Lodge served as an Executive Vice President of, iStar Financial Inc., a provider of financing to private and corporate owners of real estate and corporate net lease financing. Mr. Lodge was a founder of American Corporate Real Estate, a corporate net lease fund which was acquired by iStar Financial Inc. in 2000. Prior to that, Mr. Lodge was a managing director and member of the board of directors of W.P. Carey & Co., Inc., a real estate investment bank. Mr. Lodge graduated from Harvard College in 1978 and Harvard Business School in 1983.

Information Regarding Executive Officers

Name	Age	Position
Laurence S. Levy	51	Chief Executive Officer and Chairman of the Board of Directors of the Company
Edward Levy	43	President of the Company
Joseph W. McHugh, Jr.	52	Chief Financial Officer of the Company

For biographical information regarding Laurence S. Levy, please see page 5 of this Proxy Statement.

Edward Levy has served as our President since June 2006. Mr. Levy also serves as President and a Director of Hyde Park Acquisition Corp., an OTC bulletin board company and a specified purpose acquisition corporation. Mr. Levy was a managing director of CIBC World Markets Corp. from August 1995 through December 2004, and was co-head of CIBC World Markets Corp.'s Leveraged Finance Group from June 2001 until December 2004. From February 1990 to August 1995, Mr. Levy was a managing director of Argosy Group L.P., a private investment banking firm. Since June 1998, Mr. Levy has been a member of the board of managers of Norcross Safety Products LLC, a reporting company under the Securities Exchange Act of 1934, as amended, engaged in the design, manufacture and marketing of branded products in the fragmented personal protection equipment industry. From July 1999 until March 2005, he was also a director of Booth Creek Ski Holdings, Inc., a reporting company under the Securities Exchange Act of 1934, as amended, that owns and operates six ski resort complexes encompassing nine separate resorts. Mr. Levy is a member of the board of directors of a number of privately-held companies. Mr. Levy received a B.A. from Connecticut College.

Joseph W. McHugh, Jr. has served as our Chief Financial Officer since May 2006. Mr. McHugh served as a financial consultant to the bankruptcy trustee of High Voltage Engineering Corporation ("HVEC"), a diversified group of industrial and technology based manufacturing and services businesses since January 1, 2006. HVEC filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on March 1, 2004 and again on February 8, 2005. Mr. McHugh served as Chief Financial Officer of HVEC from 1992 through 2004 and as its Vice President of Finance during 2005. Mr. McHugh's CFO responsibilities included accounting, Securities and Exchange Commission and lender financial reporting, banking, taxes, employee benefit plans, investor/lender relations, and closing of complex financings, acquisitions and divestitures. Mr. McHugh received a B.S. in Accounting and a M.B.A. from Bentley College, and is a Certified Management Accountant.

Information Regarding the Board of Directors and Committees

Family Relationships

There are no family relationships between any of our executive officers or directors.

Independence of Directors

During the fiscal year ended March 31, 2007, the Board met or acted by unanimous consent on eleven occasions. During the fiscal year ended March 31, 2007, each of the directors attended at least 75% of the aggregate number of meetings of the Board and of any committees of the Board on which they served. The Company does not have a policy on attendance by directors at our annual meeting of stockholders.

As required by the listing standards of The NASDAQ Stock Market LLC ("NASDAQ"), a majority of the members of our Board must qualify as "independent," as affirmatively determined by our Board. Our Board determines director independence based on an analysis of such listing standards and all relevant securities and other laws and regulations regarding the definition of "independent".

Consistent with these considerations, after review of all relevant transactions and relationships between each director, any of his or her family members, and us, our executive officers and our independent registered public accounting firm, the Board has affirmatively determined that a majority of our Board is comprised of independent directors. Our independent directors pursuant to NASDAQ are Messrs. Brodie, Kier and Lodge.

Committees of the Board

The standing committees of our Board of Directors consist of an Audit Committee, a Compensation Committee and a Corporate Governance/Nominating Committee. Our Board of Directors may also establish from time to time any other committees that it deems necessary or advisable.

Audit Committee

Our Audit Committee consists of Messrs. Brodie, Kier and Lodge, with Mr. Kier serving as the Chairman of the Audit Committee. All three current members of the Audit Committee satisfy the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rules 4200 and 4350(d) of the NASDAQ listing standards. Each member of our Audit Committee is financially literate. In addition, Mr. Kier serves as our Audit Committee "financial expert" within the meaning of Item 407 of Regulation S-B of the Securities Act of 1933, as amended (the "Securities Act"), and has the financial sophistication required under the NASDAQ listing standards. Our Audit Committee, among other things:

- reviews our annual and interim financial statements and reports to be filed with the Securities and Exchange Commission;
- discusses with management, internal auditors and independent auditors the adequacy and effectiveness of the Company's accounting and financial controls and disclosure controls and procedures;
- appoints and replaces our independent outside auditors from time to time, determining their compensation and other terms of engagement and oversees their work;
- oversees the performance of our internal audit function;
- conducts a review of all related party transactions for potential conflicts of interest and approves

all such related party transactions;

- establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

- oversees our compliance with legal, ethical and regulatory matters.

The Audit Committee has the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. During the fiscal year ended March 31, 2007, the Audit Committee met or acted by unanimous consent on seven occasions. The Audit Committee has adopted a formal written Audit Committee charter that complies with the requirements of the Exchange Act and the NASDAQ listing standards. A copy of the Audit Committee charter is available on request by contacting the Company at 461 Fifth Avenue, 25th Floor, New York, NY 10017.

Audit Committee Report

The Company's management has the primary responsibility for the financial statements and the reporting process, including the Company's system of internal controls and disclosure controls and procedures. The outside auditors audit the Company's financial statements and express an opinion on the financial statements based on the audit. The Audit Committee oversees (i) the accounting and financial reporting processes of the Company and (ii) the audits of the financial statements of the Company on behalf of the Board. The Audit Committee operates under a written charter adopted by the Board.

The Audit Committee has met and held discussions with management and Grant Thornton LLP, the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's financial statements for the year ended March 31, 2007 were prepared in accordance with generally accepted accounting principles. We discussed the financial statements with both management and the independent auditors. We also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board.

The Audit Committee discussed with the independent auditors the overall scope and plans for the audit. We met with the independent auditors, with and without management, to discuss the results of their examination, the evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

The Audit Committee discussed with the independent auditors the auditor's independence from the Company and management, including the independent auditors written disclosures required by Independent Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*) as adopted by the Public Company Accounting Oversight Board.

Based on the foregoing, we have recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-KSB for the year ended March 31, 2007, for filing with the Securities and Exchange Commission.

Audit Committee

Isaac Kier, Chairman
Jonathan Brodie
H. Cabot Lodge III

Compensation Committee

Our Compensation Committee consists of Messrs. Brodie, Kier and Lodge, with Mr. Brodie serving as the Chairman of the Compensation Committee. All of these members of our Compensation Committee are "independent" as defined under Rule 4200 of the NASDAQ listing standards. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Compensation Committee, among other things:

- reviews and approves the compensation of our Chief Executive Officer and the other executive officers; and

- make recommendations to the Board with respect to incentive compensation plans and equity-based plans.

The Compensation Committee reviews and approves compensation arrangements for our Chief Executive Officer and other executive officers. It makes recommendations to the Board of Directors regarding incentive compensation plans and equity-based plans. The Compensation Committee's charter does not authorize it delegate its authority, notwithstanding its ability to engage outside consulting firms to assist in the evaluation of director or executive officers.

The Compensation Committee has adopted a formal, written Compensation Committee charter that complies with SEC rules and regulations and the NASDAQ listing standards. During the fiscal year ended March 31, 2007, the Compensation Committee met or acted by unanimous consent on four occasions. A copy of the Compensation Committee charter is available on request by contacting the Company at 461 Fifth Avenue, 25th Floor, New York, NY 10017.

Corporate Governance/Nominating Committee

Our Corporate Governance/Nominating Committee consists of Messrs. Brodie, Kier and Lodge, with Mr. Lodge serving as the Chairman of the Corporate Governance and Nominating Committee. All of these members are "independent" as defined under Rule 4200 of the NASDAQ listing standards. Our Corporate Governance/Nominating Committee, among other things:

- establishes criteria for Board and committee membership and recommends to our Board of Directors proposed nominees for election to the Board of Directors or committees of the Board;

- establishes processes for security holders to send stockholder proposals and other communications to the Board of Directors or Company management; and

- monitors and recommends the functions and reviews the performance of the Board and the various committees of the Board of Directors.

The Corporate Governance/Nominating Committee has adopted a formal written Corporate Governance and Nominating Committee charter that complies with SEC rules and regulations and the NASDAQ listing standards. During the fiscal year ended March 31, 2007, the Corporate Governance/Nominating Committee met or acted by unanimous consent on one occasion. A copy of the Corporate Governance/Nominating Committee charter is available on request by contacting the Company at 461 Fifth Avenue, 25th Floor, New York, NY 10017.

Nominations For The Board Of Directors

The Corporate Governance/Nominating Committee of the Board of Directors considers director candidates based upon a number of qualifications. The qualifications for consideration as a director nominee vary according to the particular area of expertise being sought as a complement to the existing composition of the Board. At a minimum, however, the Corporate Governance/Nominating Committee seeks candidates for director based on, but not limited to, the following criteria:

- experience as a senior executive at a publicly traded corporation, management consultant, investment banker, partner at a law firm or registered public accounting firm, professor at an accredited business or law school or experience in the management or leadership of a substantial private business enterprise, educational, religious or not-for-profit organization; and
- special needs for diversity of experience and background as may arise at a particular time;

The Corporate Governance/Nominating Committee shall make every effort to ensure that the Board and its committees include at least the required number of independent directors, as that term is defined by applicable standards promulgated by NASDAQ and/or the SEC. Backgrounds giving rise to actual or perceived conflicts of interest are undesirable.

The Corporate Governance/Nominating Committee has not in the past relied upon third-party search firms to identify director candidates, but may employ such firms if so desired. The Corporate Governance/Nominating Committee generally relies upon, receives and reviews recommendations from a wide variety of contacts, including current executive officers and directors as a source for potential director candidates. The Board retains complete independence in making nominations for election to the Board.

The Corporate Governance/Nominating Committee will consider qualified director candidates recommended by stockholders in compliance with our procedures and subject to applicable inquiries. The Corporate Governance/Nominating Committee's evaluation of candidates recommended by stockholders does not differ materially from its evaluation of candidates recommended from other sources. Pursuant to our amended and restated bylaws, any stockholder may recommend nominees for director not less than 60 days nor more than 90 days in advance of the annual meeting of stockholders, by writing to Laurence S. Levy, Chairman of the Board and Chief Executive Officer, Rand Logistics, Inc., 461 Fifth Avenue, 25th Floor, New York, NY 10017, giving the name, Company stockholdings and contact information of the person making the nomination, the candidate's name, address and other contact information, any direct or indirect holdings of our securities by the nominee, any information required to be disclosed about directors under applicable securities laws and/or stock exchange requirements, information regarding related party transactions with us, the nominee and/or the stockholder submitting the nomination, and any actual or potential conflicts of interest, the nominee's biographical data, current public and private company affiliations, employment history and qualifications and status as "independent" under applicable securities laws and/or stock exchange requirements. All of these communications will be reviewed by our Chairman of the Board and forwarded to H. Cabot Lodge III, the Chairman of the Corporate Governance/Nominating Committee, for further review and consideration in accordance with this policy.

Code of Ethics

We have adopted a written code of ethics applicable to our directors, officers and employees in accordance with the rules of the SEC and the NASDAQ listing standards. We make our code of ethics available free of charge by contacting the Company's executive offices by mail at 461 Fifth Avenue, 25th Floor, New York, NY 10017. We will disclose amendments to or waivers from our code of ethics in accordance with all applicable laws and regulations.

Section 16(A) Beneficial Ownership Reporting Compliance

Based upon a review of the filings furnished to us pursuant to Rule 16a-3(e) promulgated under the Exchange Act, and on representations from our executive officers and directors and persons who beneficially own more than 10% of our Common Stock, all filing requirements of Section 16(a) of the Exchange Act were complied with in a timely manner during the fiscal year ended March 31, 2007, except as follows:

- Laurence Levy, our Chairman and Chief Executive Officer, and Edward Levy, our President, each failed to file timely Statements of Changes in Beneficial Ownership on Form 4 on January 19, 2007. Such Forms 4 were filed with the SEC by Laurence Levy and Edward Levy on January 22, 2007.

- Islandia LP, a beneficial owner of more than 10% of our Common Stock, failed to timely file an Initial Statement of Beneficial Ownership of Securities on Form 3 on August 3, 2006. Such Form 3 was filed with the SEC by Islandia LP on January 19, 2007.

- Paul Sonkin, a beneficial owner of more than 10% of our Common Stock, failed to timely file a timely Statement of Changes in Beneficial Ownership on Form 4 on November 21, 2006. Such Form 4 was filed with the SEC by Mr. Sonkin on November 22, 2006.

- Paul Sonkin, a beneficial owner of more than 10% of our Common Stock, failed to timely file a timely Statement of Changes in Beneficial Ownership on Form 4 on November 10, 2006. Such Form 4 was filed with the SEC by Mr. Sonkin on November 13, 2006.

- Paul Sonkin, a beneficial owner of more than 10% of our Common Stock, failed to timely file a timely Statement of Changes in Beneficial Ownership on Form 4 on November 1, 2006. Such Form 4 was filed with the SEC by Mr. Sonkin on November 2, 2006.

- Scott Bravener, a director of the Company, failed to file a timely Statement of Changes in Beneficial Ownership on Form 4 on October 23, 2006. Such Form 4 was filed with the SEC by Mr. Bravener on November 1, 2006.

- Joseph W. McHugh, Jr., our Chief Financial Officer, failed to file a timely Initial Statement of Beneficial Ownership of Securities on Form 3 on May 3, 2006. Such Form 3 was filed by Mr. McHugh with the SEC on June 20, 2006.

Stockholder Communications With The Board Of Directors

Any stockholder or other interested party who desires to communicate with our Chairman of the Board of Directors or any of the other members of the Board of Directors may do so by writing to: Board of Directors, c/o Laurence S. Levy, Chief Executive Officer and Chairman of the Board of Directors, Rand Logistics, Inc., 461 Fifth Avenue, 25th Floor, New York, NY 10017. Communications may be addressed to the Chairman of the Board, an individual director, a Board committee, the non-management directors or the full Board. Communications will then be distributed to the appropriate directors unless the Chairman determines that the information submitted constitutes "spam," pornographic material and/or communications offering to buy or sell products or services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding beneficial ownership of our Common Stock as of July 13, 2007, by:

- each person known by us to beneficially own more than 5% of all outstanding shares of our Common Stock;
- each of our directors, nominees for director and Named Executive Officers (as defined in "Executive Compensation – Compensation Discussion and Analysis" herein) individually; and
- all of our directors and executive officers as a group.

Except as otherwise indicated, to our knowledge, all persons listed below have sole voting power and investment power and record and beneficial ownership of their shares, except to the extent that authority is shared by spouses under applicable law.

The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to warrants held by that person (and/or pursuant to proxies held by that person) are considered outstanding. Except as otherwise indicated, the address for each beneficial owner is c/o Rand Logistics, Inc., 461 Fifth Avenue, 25th Floor, New York, NY 10017.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Ownership Class
Laurence S. Levy	1,675,870 (1)	13.0%
Rand Management LLC	794,286	6.2%
Isaac Kier (2)	707,000 (3)	5.6%
Kier Family, L.P.(2)	200,000 (4)	1.6%
David M. Knott (5) Dorset Management Corporation	3,964,564 (6)	29.8%
Hummingbird Management, LLC (7)	1,582,022 (8)	12.6%
MHR Capital Partners Master Account LP (9)	1,449,080 (10)	11.1%
MHR Advisors LLC(9) MHR Fund Management LLC Mark H. Rachesky, M.D	1,640,652 (11)	12.4%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Ownership Class
Wellington Management Company, LLP (12)	905,300 (13)	7.5%
GMT Capital Corp.(14) Bay Resources Partners L.P. Bay II Resources Partners L.P. Bay Resources Partners Offshore Fund Ltd. Thomas E. Claugus	1,459,677 (15)	11.0%
Islandia, L.P. (16) John Lang, Inc. Richard Berner Edgar Berner Thomas Berner	1,362,107(17)	10.7%
Scott Bravener (18)	53,489 (19)	*
Edward Levy	167,537 (20)	1.4%
Joseph W. McHugh, Jr.	1,708 (21)	*
H. Cabot Lodge III	1,708 (22)	*
Jonathan Brodie (23)	1,708 (24)	*
All directors and executive officers as a group (7 individuals)	2,609,002 (25)	19.1%

* Denotes ownership of less than one percent

(1) Represents 794,286 shares of Common Stock held by Rand Management LLC of which the sole member is the Laurence Levy Irrevocable Trust, a trust established for the benefit of Mr. Levy's three minor children, and 72,800 shares of restricted stock granted to Mr. Levy by the Company. Mr. Levy is the trustee for the trust. Includes 808,784 shares of Common Stock issuable upon exercise of warrants held by Mr. Levy. This information was based on a Schedule 13D filed with the SEC on March 30, 2006, a Form 4 filed with the SEC on October 30, 2006 and a Form 4 filed with the SEC on January 22, 2007.

(2) The business address of both Mr. Kier and Kier Family, L.P. is Kier Global LLC, 1775 Broadway, Suite 604, New York, New York 10019.

(3) In addition to shares held directly, includes 607,000 shares of common stock issuable upon exercise of warrants. This information was based on a Schedule 13D/A filed with the SEC on August 7, 2006.

(4) Represents 200,000 shares of Common Stock issuable upon exercise of warrants. This information was based on a Schedule 13D/A filed with the SEC on August 7, 2006.

(5) The business address of Mr. Knott and Dorset Management Corporation is 485 Underhill Boulevard, Suite 205, Syosett, New York 11791.

(6) This information is based on a Schedule 13D/A filed with the SEC on August 1, 2006 and a Form 4 filed with the SEC on May 2, 2007. Includes 1,504,000 shares of Common Stock issuable upon exercise of warrants and 1,209,675 shares of Common Stock issuable upon conversion of 150,000 shares of Series A convertible preferred stock.

(7) The business address of Hummingbird Management, LLC is 460 Park Avenue, 12th Floor, New York, New York 10022.

(8) This information is based on a Schedule 13D/A filed with the SEC on February 15, 2007 and includes 450,930 shares of Common Stock issuable upon exercise of warrants.

(9) The business address of these entities and this individual is 40 West 57th Street, 24th Floor, New York, New York 10019.

(10) This information is based on (i) a Schedule 13D filed with the SEC on March 10, 2006. Comprised of 429,373 shares of common stock and 1,019,707 shares of Common Stock issuable upon exercise of warrants.

(11) This information is based on a Schedule 13D filed with the SEC on March 10, 2006. Comprised of (i) 429,373 shares of Common Stock held for the account of MHR Capital Partners Master Account LP; (ii) 1,019,707 shares of Common Stock issuable upon exercise of warrants held for the account of MHR Capital Partners Master Account LP;(iii) 53,027 shares of Common Stock held for the account of MHR Capital Partners (100); and (iv) 138,545 shares of Common Stock issuable upon exercise of warrants held for the account of MHR Capital Partners (100). MHR Advisors LLC is the general partner of MHR Capital Partners Master Account LP and MHR Capital Partners (100). Dr. Rachesky is the managing member of MHR Advisors LLC. MHR Fund Management LLC is the management company for MHR Capital Partners Master Account LP and MHR Capital Partners (100).

(12) The business address of this entity is Wellington Management Company, LLP, 75 State Street, Boston, MA 02109.

(13) This information was derived from a Schedule 13G filed with the SEC on February 14, 2007.

(14) The business address of these entities and this individual is 2100 RiverEdge Pkwy, Suite 840, Atlanta GA 30328.

(15) Comprised of 1,209,677 shares of Common Stock underlying Rand's series A convertible preferred stock and 250,000 shares of Common Stock. This information is based on a Schedule 13G filed with the SEC on July 26, 2007.

(16) The business address for these entities and individuals is 485 Madison Avenue, 23rd Floor, New York, New York 10022.

(17) Includes 600,000 shares of Common Stock issuable upon exercise of warrants. This information was derived from a Schedule 13G, filed with the SEC on January 22, 2007.

(18) The business address for Mr. Bravener is 517 Main Street Port Dover, Ontario Canada NOA 1NO.

(19) Consists of 53,489 shares of Common Stock issuable upon exercise of warrants. This information is based on a Form 4/A filed with the SEC on November 15, 2006.

(20) Includes 69,937 shares of Common Stock underlying warrants, which warrants became exercisable on March 3, 2006 and 47,600 shares of restricted stock granted to Mr. Levy by the Company. This information was derived from a Form 3 filed with the SEC on June 8, 2006, a Form 4 filed with the SEC on October 30, 2006 and a Form 4 filed with the SEC on January 22, 2007.

(21) Includes 1,708 shares of Common Stock underlying warrants which became exercisable on March 3, 2006. This information was derived from a Form 4 filed with the SEC on October 30, 2006.

(22) Includes 1,708 shares of Common Stock underlying warrants which became exercisable on March 3, 2006. This information was derived from a Form 4 filed with the SEC on October 30, 2006.

(23) The business address for Mr. Brodie is 10907 Brewer House Road, Rockville, Maryland 20852.

(24) Includes 1,708 shares of Common Stock underlying warrants which became exercisable on March 3, 2006. This information was derived from a Form 4 filed with the SEC on October 30, 2006.

(25) Includes 1,544,334 shares of Common Stock issuable upon exercise of warrants which warrants became exercisable on March 3, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Procedures

Rand maintains its executive offices at 461 Fifth Avenue, 25th Floor, NewYork, New York 10017 pursuant to an agreement with ProChannel Management LLC ("ProChannel"), an affiliate of Laurence S. Levy, our Chairman of the Board and Chief Executive Officer. We pay ProChannel a monthly fee of $12,000 which is for general and administrative services including office space, utilities and secretarial support. We believe, based on rents and fees for similar services in the New York City metropolitan area, that the fee charged by ProChannel is at least as favorable as we could have obtained from an unaffiliated person. ProChannel is not obligated to continue to provide such office space and services to us, and there can be no assurance as to whether, or for how long, ProChannel will continue to make such office space available. For the fiscal year ended March 31, 2007, the Company paid ProChannel approximately $179,000 for use of the Company's executive offices, which includes a portion of ProChannel's relocation expenses and security deposit.

EXECUTIVE COMPENSATION

Executive Officer Compensation

The following table provides the compensation of our corporate officers, direct or indirect, for services rendered in all capacities for the fiscal year ended March 31, 2007, all of which has been paid.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Laurence S. Levy Chairman & Chief Executive Officer	2007	300,000 (1)	-	873,600(4)	-	-	-	2,980(6)	1,176,580
Edward Levy President	2007	200,000 (2)	150,000 (2)	571,200(5)	-	-	-	8,528(7)	929,728
Scott Bravener President, Lower Lakes	2007	169,280	75,000(3)	-	-	-	-	15,372(8)	259,652

(1) Mr. Levy's salary covered the period from March 3, 2006 through February 28, 2007. Pursuant to an agreement with us, Mr. Levy agreed to seek until March 31, 2007 to use all after-tax proceeds of his salary to make open-market purchases of our publicly traded warrants at certain specified maximum prices. Pursuant to such agreement, as of March 31, 2007, Mr. Levy acquired 8,784 warrants.

(2) Mr. Levy's salary covered the period from June 6, 2006 (the date of his appointment as President) through February 28, 2007. The terms of Mr. Levy' bonus award require him to repay a percentage of the bonus award to us in the event his employment is terminated prior to September 30, 2008 (other than as a result of death, permanent disability or without cause). Pursuant to an agreement with us, Mr. Levy agreed to seek until March 31, 2007 to use all after-tax proceeds of his salary and bonus to make open-market purchases of our publicly traded warrants at certain specified maximum prices. Pursuant to such agreement, as of March 31, 2007, Mr. Levy acquired 19,937 warrants.

(3) Pursuant to an agreement with us, Mr. Bravener agreed to seek until March 31, 2007 to use all after-tax proceeds of his bonus to make open-market purchases of our publicly traded warrants at certain specified maximum prices. Pursuant to such agreement, as of March 31, 2007, Mr. Bravener acquired 53,489 warrants.

(4) Represents 130,000 shares of restricted stock awarded to Laurence Levy on January 17, 2007.

(5) Represents 85,000 shares of restricted stock awarded to Edward Levy on January 17, 2007.

(6) Consists of medical and dental insurance, basic life insurance and short-term and long-term disability insurance.

(7) Consists of medical and dental insurance, basic life insurance and short-term and long-term disability insurance.

(8) Consists of medical and dental insurance of $2,285, basic life and long-term disability insurance of $1,680, personal use of a Company vehicle of $1,161 and Company contributions to Mr. Bravener's Retirement Savings Plan (RSP) account of $10,246.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to the value of all equity awards that were outstanding at March 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Laurence Levy	-	-	-	-	-	65,000(1)	$449,410(2)	-	-
Edward Levy	-	-	-	-	-	42,500(1)	$293,845(2)	-	-
Scott Bravener	-	-	-	-	-	-	-	-	-

(1) 50% of the restricted shares of our Common Stock reported in the table above vest on each of March 31, 2008 and March 31, 2009. If the recipient's employment with us is terminated for "cause" as defined in the Restricted Stock Award Agreements (the "Award Agreement"), or the recipient terminates his employment with us without "good reason" (as defined in the Award Agreement), any restricted shares of our Common Stock not vested prior to the date of such termination shall immediately be canceled, with any rights or interests in and with respect to such restricted shares forfeited. We may, at our sole discretion, determine, prior to or within ninety days after the date of any such termination, that all or a portion of such unvested restricted shares shall not be so canceled and forfeited. If the recipient's employment with us is terminated by us without "cause" (as defined in the Award Agreement), by the recipient for "good reason" (as defined in the Award Agreement), or as a result of death or permanent disability, 100% of the restricted shares awarded shall become fully vested as of the date of such termination. In the event of a change of control of the Company (as defined in the Award Agreement), all restrictions, terms and conditions applicable to the restricted shares shall be deemed lapsed.

(2) The cash value of such restricted Common Stock was calculated using our Common Stock price on March 31, 2007 of $6.914.

DIRECTOR COMPENSATION

The following table summaries the compensation we paid to our non-employee directors during the fiscal year ended March 31, 2007. Compensation information for Laurence S. Levy, our Chief Executive Officer, and Scott Bravener, President of Lower Lakes Towing Ltd., our wholly owned subsidiary, is set forth in the Summary Compensation Table above.

Non-employee directors receive $25,000 annually for serving as members of our Board of Directors. In addition, non-employee directors receive the following amounts for serving as chairman of the committees of our Board of Directors: $15,000 for our Audit Committee; $5,000 for our Compensation Committee; and $5,000 for our Corporate Governance/Nominating Committee.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Isaac Kier	32,500(1)	-	-	-	-	-	32,500
Jonathan Brodie	30,000(2)	-	-	-	-	-	30,000
H. Cabot Lodge III	30,000(3)	-	-	-	-	-	30,000

(1) Consists of $25,000 for serving as a director and $7,500 for serving as Chairman of our Audit Committee. Pursuant to an agreement with us, Mr. Kier agreed to seek until March 31, 2007 to use all after-tax proceeds of his director compensation to make open-market purchases of our publicly traded warrants at certain specified maximum prices. Pursuant to such, as of March 31, 2007, Mr. Kier acquired no warrants. Mr. Kier's base director fee covered the period from March 3, 2006 until February 28, 2007. Mr. Kier's compensation for serving as chairman of our Audit Committee covers the period from October 1, 2006 until September 30, 2007. Through March 31, 2007, Mr. Kier was paid one-half of the $15,000 due to him for serving as Chairman of our Audit Committee.

(2) Consists of $25,000 for serving as a director and $5,000 for serving as Chairman of our Compensation Committee. Pursuant to an agreement with us, Mr. Brodie agreed to seek until March 31, 2007 to use all after-tax proceeds of his cash compensation to make open-market purchases of our publicly traded warrants at certain specified maximum prices. Pursuant to such agreement, as of March 31, 2007, Mr. Brodie acquired 1,708 warrants. Mr. Brodie was appointed to our Board of Directors in June, 2006. His base director fee covered the period from June 6, 2006 until May 31, 2007. Mr. Brodie's compensation for serving as chairman of our Compensation Committee covers the period from October 1, 2006 until September 30, 2007.

(3) Consists of $25,000 for serving as a director and $5,000 for serving as Chairman of our Corporate Governance/Nominating Committee. Pursuant to an agreement with us, Mr. Lodge agreed to seek until March 31, 2007 to use all after-tax proceeds of his cash compensation to make open-market purchases of our publicly traded warrants at certain specified maximum prices. Pursuant to such agreement, as of March 31, 2007, Mr. Lodge acquired 1,708 warrants. Mr. Lodge was appointed to our Board of Directors in June, 2006. His base director fee covered the period from June 6, 2006 until May 31, 2007. Mr. Lodge's compensation for serving as chairman of our Corporate Governance/Nominating Committee covers the period from October 1, 2006 until September 30, 2007.

EXECUTIVE EMPLOYMENT ARRANGEMENTS

Mr. Bravener's employment agreement with Lower Lakes Towing Ltd., our wholly owned subsidiary ("Lower Lakes"), provides that if his employment is terminated by Lower Lakes without "cause", by Mr. Bravener for "good reason" or if Lower Lakes fails to renew his employment agreement, Lower Lakes will be required to pay Mr. Bravener A) any accrued, but unpaid base salary and performances bonus as of the date of such termination or non-renewal and any outstanding reimbursable expenses incurred prior to the date or termination or non-renewal; B) payment, in equal monthly installments, of Mr. Bravener's base salary in effect at the time of termination or non-renewal for a period of 24 months; and C) continuation of Mr. Bravener's benefits under his employment agreement for a period of 24 months following termination.

PROPOSAL 2 – APPROVAL OF THE COMPANY'S 2007 LONG TERM INCENTIVE PLAN

On July 26, 2007, the Board approved, subject to stockholder approval at the 2007 Annual Meeting, the 2007 Long Term Incentive Plan (the "Plan") covering stock options, stock appreciation rights, restricted stock and restricted stock units and performance units.

The Board of Directors believes it is in the best interest of the Company and the stockholders to maintain the availability of long term equity based incentive compensation awards and to reduce the overall dilutive effect of such awards. The Plan accomplishes these goals, while providing the flexibility needed to meet the Company's future compensation needs. The following summary of certain features of the Plan is qualified in its entirety by reference to the full text of the Plan, which is attached to this proxy statement as Exhibit A.

The affirmative vote of the holders of a majority of the outstanding shares of Common Stock present in person or by proxy at the Meeting is required for the adoption of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE PLAN. PROXIES RECEIVED IN RESPONSE TO THIS SOLICITATION WILL BE VOTED FOR THE ADOPTION OF THE PLAN UNLESS OTHERWISE SPECIFIED IN THE PROXY.

Purpose of the Plan

The purpose of the Plan is to further and promote the interests of the Company, its subsidiaries and its stockholders by enabling the Company and its subsidiaries to attract, retain and motivate employees, non-employee directors and consultants or those who will become employees, non-employee directors or consultants, and to align the interests of those individuals and the Company's stockholders.

Stock Subject to the Plan

The plan will cover an aggregate of up to 2,500,000 shares of Common Stock. The market value of common stock as reflected in the closing price of a share of Common Stock on the NASDAQ Capital Market on July 25, 2007, was $6.20.

Administration

The Plan will be administered by a Committee of the Board of Directors (the "Committee"), which shall be comprised of not less than two of the members of the Board of Directors who are non-employee directors (within the meaning of SEC Rule 16b-3(b)(3)) of the Company and outside directors (within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as in effect and as amended from time to time (the "Code"). The Committee will be authorized to construe and interpret the Plan and to promulgate, amend and rescind rules and regulations relating to that implementation, administration and maintenance of the Plan. The Committee shall also select the Plan's participants, make awards in such amounts and in such forms as it deems advisable, impose such restrictions, terms and conditions as it deems appropriate, or correct such technical defects or any inconsistencies in the Plan or any agreement made thereunder.

Changes in Capital Structure

Awards granted under the Plan, any agreements evidencing such awards and the maximum number of shares of Common Stock subject to the Plan may be subject to adjustment or substitution, as determined by the Committee in its sole discretion (i) in the event of changes in the outstanding stock or in the capital structure of the Company by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers consolidations, combinations, exchanges or any other relevant changes in capitalization occurring after the date of grant of any such award, or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Plan participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan.

In the event of the Company being merged into or consolidated with another corporation or entity, all or substantially all of the assets of the Company are acquired by another person, the reorganization or liquidation of the Company or the Company entering into a written agreement to undergo any of the foregoing events, the Committee may, in its discretion and upon at least ten days advance notice to the affected persons, cancel any outstanding awards and cause the holders thereof to be pain, in cash, securities or other property (including any securities or other property of a successor or acquiror), or any combination thereof, the value of such awards as determined by the Committee in its sole discretion. In the case of stock options, the value of the award shall be based upon the excess of the value of a share of common stock over the exercise price per share. The Committee may, in its sole discretion, provide that such cash, securities or other property is subject to vesting and/or exercisability terms similar to the award being canceled.

Duration and Modification

The Plan shall terminate on July 26, 2017, except with respect to awards then outstanding.

The Board may suspend or terminate the Plan (or any portion thereof) at any time and may amend the Plan at any time and from time to time in such respects as the Board may deem advisable or to be in the best interests of the Company. No such amendment, suspension or termination shall (x) materially and adversely effect the rights of any Participant under any award, without the consent of such Participant or (y) increase the number of shares available for awards pursuant to the plan without stockholder approval; provided, however, that the Board may amend the Plan, without the consent of any Participants, in any way it deems appropriate to satisfy Code Section 409A and any regulations or other authority promulgated thereunder, including any amendment of the Plan to cause certain awards not to be subject to Code Section 409A.

The Committee may, in its sole discretion, amend or modify at any time the terms and provisions of any outstanding award in any manner to the extent that the Committee under the Plan or any award agreement could have initially determined the restrictions, terms and provisions of such awards, including changing or accelerating the date or dates as of which stock options or stock appreciation right become exercisable, the date or dates as of which restricted share grants shall become vested, or (c) the performance period or goals in respect of any performance units. No such amendment shall, however, materially and adversely affect the rights of any participant under any such award without the consent of such participant, provided that the Committee may amend an award, without the consent of the participant, in any way it deems appropriate to satisfy Code Section 409A and any other regulations or authority promulgated thereunder, including any amendment or modification of such award to cause it not to be subject to such Section 409A.

Eligibility and Extent of Participation

Individuals eligible for awards under the Plan shall be determined by the Committee in it sole discretion and shall be limited to the employees, non-employee directors of, and consultants to the Company and its subsidiaries.

Stock Options

Stock options granted under the Plan may be in the form of incentive stock options or non-qualified stock options (sometimes referred to collectively herein as the "Stock Option(s))". Such Stock Options shall be subject to the terms and conditions of the Plan and any additional terms and conditions as the Committee shall set forth in the relevant award agreement. The Committee may also provide that certain stock options shall be automatically exercised and settled on one or more fixed dates specified therein by the Committee.

Stock Options may be granted under the Plan in such form as the Committee may from time to time approve. Stock Options may be granted alone or in addition to other awards under the Plan or in tandem with stock appreciation rights. Special provisions shall apply to incentive stock options granted to any employee who owns (within the meaning of Section 422(b)(6) of the Code) more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company, within the meaning of Sections 424(e) and (f) of the Code.

The exercise price per share of common stock subject to a stock option shall be determined by the Committee, including, without limitation, a determination based on a formula determined by the Committee; provided, however, that the exercise price of a stock option shall not be less than one hundred percent (100%) of the fair market value of the common stock on the date of the grant of such stock option; provided, further, however, that, in the case of a ten percent (10%) stockholder, the exercise price of an incentive stock option shall not be less than one hundred ten percent (110%) of the fair market value of the common stock on the date of grant.

For purposes hereof, "fair market value" of the Company's common stock means on, or with respect to, any given date(s), the average of the highest and lowest market prices of the common stock, as reported on the principal national securities exchange on which the common stock is listed or admitted to trading, for such date(s) or, if the common stock was not traded on such date(s), on the next preceding day or days on which the common stock was traded. If at any time the common stock is not traded on such an exchange, the fair market value of a share of the Common Stock shall be determined in good faith by the Committee.

Exercise of Options

A Stock option may be exercised, in whole or in part, by giving written notice of exercise to the Secretary of the Company, or such other person as may be designated by the Company, specifying the number of shares to be purchased. Notice shall be accompanied by payment in full of the exercise price in cash, by certified check, bank draft, or money order payable to the order of the Company, or by payment through any other mechanism permitted by the Committee, including, if the Committee so determines, by delivery of shares of common stock. Any portion of a stock option that is exercised may not be exercised again.

Stock options and granted under the Plan shall become exercisable at such time as designated by the Committee at the time of grant.

Stock Appreciation Rights

A stock appreciation right ("Stock Appreciation Right") is an award granted with respect to a specified number of shares of Common Stock entitling a participant to receive an amount equal to the excess of the fair market value of a share of common stock on the date of exercise over the fair market value of a share of Common Stock on the date of grant of the Stock Appreciation Right, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised. The grant of Stock Appreciation Rights under the Plan shall be subject to the terms and conditions of the Plan and any additional terms and conditions, not inconsistent with the express terms and provisions of the Plan, as the Committee shall set forth in the relevant award agreement.

Stock Appreciation Rights may be granted under the Plan in such form as the Committee may approve from time to time. The term of each Stock Appreciation Right shall be such period of time as fixed by the Committee.

Exercise of Stock Appreciation Rights

A Stock Appreciation Right may be exercised, in whole or in part, by giving written notice of exercise to the secretary of the Company, or such other person as may be designated by the Company, specifying the number of shares for which the Stock Appreciation Right is being exercised. Any portion of a Stock Appreciation Right that is exercised may not be exercised again.

A Stock Appreciation Right granted under the Plan shall become exercisable at such time as designated by the Compensation Committee at the time of grant.

Restricted Shares and Restricted Stock Units

Awards of restricted shares and/or restricted stock units are subject to the terms and conditions of the Plan and any additional terms or conditions the Committee shall set for in the relevant award agreement. Subject to the terms of the Plan, the Committee shall determine the number of restricted shares and/or restricted stock units to be granted to a participant and the Committee may provide different terms and conditions on any particular restricted shares and/or restricted stock units grant made to any participant. Each recipient receiving an award of restricted shares shall be issued a stock certificate or certificates in respect of such award. These certificates shall bear a restrictive legend limiting the transferability of such shares until the applicable restrictions have lapsed. Such stock certificates evidencing restricted shares shall, at the discretion of the Committee, be deposited with and held by the Company until the restrictions thereon have lapsed and all applicable terms and conditions applicable to such grant shall have been satisfied.

Grants of restricted shares and/or restricted stock units are subject to restrictions, terms and conditions the Committee deems appropriate. Such restrictions may involve limitation on the sale, assignment, or transfer of such shares, the requirement that the participant deposit such shares with the Company while the shares are subject to any such restrictions and the requirement that such shares be forfeited upon termination of employment or service for any reason or for specified reasons. Restricted stock units shall be similar to restricted shares except that no shares of common stock are awarded to the participant on the date of grant.

Restriction Period

Restricted shares and/or restricted stock units shall only become unrestricted and vested in the participant in accordance with such vesting schedule and any other restrictions, terms and conditions relating to such restricted shares and/or restricted stock units as the Committee may establish in the relevant award agreement. While the shares are restricted, the participant may not sell, transfer, pledge, encumber or otherwise depose of such shares.

Upon the satisfaction or restrictions on a grant of restricted shares, a new, un-legended certificate shall be delivered to the participant. Restricted stock units shall be paid on such date and in such form as the Committee, in its sole discretion, may determine.

Stockholder Rights

A participant shall have, with respect to shares of common stock underlying a grant of restricted shares, all of the rights of a stockholder of such stock, except as such rights are limited by the relevant award agreement. Any dividends paid on such Restricted Shares shall be treated as additional restricted shares and subject to the same restrictions and other terms and conditions that apply to the unvested restricted shares. There are no shareholder rights with respect to any restricted stock units granted under the plan.

Performance Units

A performance unit is an award of units (with each unit representing such monetary amount as is designated by the Committee in the award agreement) granted to a participant, subject to the terms and conditions of the Plan and the Committee, as it deems appropriate, including the requirement that the participant forfeit such units (or a portion thereof) in the event certain performance criteria or other conditions are not met within a designated period of time ("Performance Unit").

Performance Unit Grants and Performance Periods

Performance Units may be granted alone or in addition to any other award under the Plan. The Committee may impose different terms and conditions on any particular Performance Units granted to any Participant.

Participants receiving a grant of Performance Units shall only earn into and be entitled to payment in respect of such awards if the Company and/or the participant achieves certain goals during and in respect of a designated performance period. The performance goals and periods shall be established by the Committee in its sole discretion. The Committee shall establish performance goals for a performance period prior to or as soon as practicable after the commencement of such performance period. The Committee also shall establish a schedule for Performance Units setting for the portion of the award which will be earned or forfeited based on the degree of achievement, or lack thereof, of the performance goals for the relevant period. Performance goals may use, among other things such measures as level of sales, earnings per share, income before income taxes and cumulative effect of accounting changes, income before cumulative effect of account changes, net income, total stockholder return, market valuation, cash flow and comparisons to peer companies. Such measures shall be defined by the Committee. The Committee may also adjust such performance goals or performance periods in such manner as it, in its discretion, deems appropriate at any time.

Payment of Units

If the applicable performance goals have been achieved or partially achieved, as determined by the Committee, the participant will be entitled to receive payment in an amount equal to the designated value of each Performance Unit times the number of such units earned. Payment of earned Performance Units shall be made as soon as practicable after the performance period in cash, unrestricted common stock, restricted shares or a combination thereof, as determined by the Committee at its sole discretion.

Performance-Based Awards

Performance Units, restricted shares, restricted stock units and other awards subject to performance criteria that are intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code shall be paid or become vested solely on account of the attainment of one or more preestablished, objective performance goals within the meaning of Section 162(m) of the Code and the regulations thereunder. These performance goals shall be based on any of the following performance criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, as the Committee may determine:

- level of sales;
- earnings per share;
- income before income taxes and cumulative effect of accounting changes;
- income before cumulative effect of accounting changes;
- net income;
- earnings before interest and taxes;
- return on assets;
- return on equity;
- return on capital employed;
- total stockholder return;
- market valuation;
- cash flow;
- comparisons to peer companies;
- working capital management;
- management of capital expenditures;
- growth rate of revenue;
- growth rate of earnings before interest and taxes; and
- completion of acquisitions and/or divestitures.

The foregoing criteria shall have any reasonable definitions that the Committee may specify, which may include or exclude any or all of the following items, as the Committee may specify: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring or productivity initiatives; non-operating items; acquisition expenses; and effects of divestitures. Any such performance criterion or combination of such criteria may apply to a participant's award opportunity in its entirety or to any designated portion or portions of the award opportunity, as the Committee may specify. The payout of any such award to may be reduced, but not increased, based on the degree of attainment of other performance criteria or otherwise at the discretion of the Committee.

Transferability of Awards

Unless provided in the applicable award agreement, no award under the Plan shall be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise disposed of by a participant or any beneficiary of any participant except by testamentary disposition by the participant or laws of intestate succession. No interest shall be subject to execution, attachment or similar legal process, including for seizure for payment of the participant's debts, judgments, alimony or maintenance. Unless otherwise provided in the award agreement, Stock Options and Stock Appreciation right re exercisable only by the participant.

Federal Income Tax Consequences

The following is a brief and general summary of some United States federal income tax consequences applicable to the Plan. The summary does not reflect any provisions of the income tax laws of any state, local or foreign taxing jurisdiction. **Because the tax consequences of events and transactions under the Plan depend upon various factors, including an individual's own tax status, each participant who receives an award under the Plan should consult a tax advisor.**

Incentive Stock Options

Stock Options granted under the Plan may qualify as incentive stock options (within the meaning of Section 422 of the Code) or non-qualified stock options. Upon the grant of an incentive stock option, the optionee will not recognize any income. Generally, no income is recognized by the optionee upon the exercise of an incentive stock option. The optionee must increase his or her alternative minimum taxable income for the taxable year in which he or she exercised the incentive stock option by the amount that would have been ordinary income had the option not been an incentive stock option.

Upon the subsequent disposition of shares acquired upon the exercise of an incentive stock option, the federal income tax consequences will depend upon when the disposition occurs and the type of disposition. If the shares are disposed of by the optionee after the later to occur of (i) the end of the two year period beginning the day after the day the incentive stock option is awarded to the optionee, or (ii) the end of the one-year period beginning on the day after the day the shares are issued to the optionee (we refer to the later of (i) or (ii) as the ISO Holding Period), any gain or loss realized upon such disposition will be long-term capital gain or loss, and the Company (or a subsidiary) will not be entitled to any income tax deduction in respect of the option or its exercise. For purposes of determining the amount of such gain or loss, the optionee's tax basis in the shares will be the option price.

Generally, if the shares are disposed of by the optionee in a taxable disposition within the two year period beginning on the day after the day the option was awarded to the optionee, or the one-year period beginning on the day after the day the shares are issued to the optionee, the excess, if any, of the amount realized (up to the fair market value of the shares on the exercise date) over the option price will be compensation taxable to the optionee as ordinary income, and the Company generally will be entitled to a deduction (subject to the provisions of Section 162(m) of the Code discussed below under the caption "Limits on Deductions") equal to the amount of ordinary income realized by the optionee. Any amount realized upon such a disposition by the optionee in excess of the fair market value of the shares on the exercise date will be capital gain.

If an optionee has not remained an employee of the Company or it subsidiaries during the period beginning with the grant of an incentive stock option and ending on the day three months (one year if the optionee becomes disabled) before the date the option is exercised (other than in the case of the optionee's death), the exercise of such option will be treated as the exercise of a non-qualified stock option with the tax consequences described below.

Non-Qualified Stock Options

In general, upon the grant of a non-qualified stock option, an optionee will not recognize any income. At the time a nonqualified option is exercised, the optionee will recognize compensation taxable as ordinary income, and the Company generally will be entitled to a deduction (subject to the provisions of Section 162(m) of the Code discussed below under the caption "Limits on Deductions"), in an amount equal to the difference between the fair market value on the exercise date of the shares acquired pursuant to such exercise and the option price. Upon a subsequent disposition of the shares, the optionee will recognize long- or short-term capital gain or loss, depending upon the holding period of the shares. For purposes of determining the amount of such gain or loss, the optionee's tax basis in the shares will be the fair market value of such shares on the exercise date.

Effect of Share-for-Share Exercise

If an optionee elects to tender shares of the Company's Common Stock in partial or full payment of the option price for shares to be acquired through the exercise of an option, generally the optionee will not recognize any gain or loss on such tendered shares. However, if the shares tendered in connection with any share-for-share exercise were previously acquired upon the exercise of an incentive stock option, and such share-for-share exercise occurs during the ISO Holding Period for such shares, then there will be a taxable disposition of the tendered shares with the tax consequences described above for the taxable dispositions during the ISO Holding Period of the shares acquired upon the exercise of an incentive stock option.

If the optionee tenders shares upon the exercise of a nonqualified option, the optionee will recognize compensation taxable as ordinary income and the Company generally will be entitled to a deduction (subject to the provisions of Section 162(m) of the Code discussed below under the caption "Limits on Deductions") in an amount equal only to the fair market value of the number of shares received by the optionee upon exercise which is in excess of the number of tendered shares, less any cash paid by the optionee.

Restricted Shares

A participant will not recognize any income upon the award of restricted shares unless the participant makes an election under Section 83(b) of the Code in respect of such grant, as described below. Unless a participant has made an election under Section 83(b) of the Code in respect of any restricted shares, any dividends received by the participant with respect to restricted shares prior to the date the participant recognizes income with respect to such award (as described below) must be treated by the participant as compensation taxable as ordinary income, and the Company will be entitled to a deduction, in an amount equal to the amount of ordinary income recognized by the participant. After the terms and conditions applicable to the restricted shares are satisfied, or if the participant has made an election under Section 83(b) of the Code in respect of the restricted shares, any dividends received by the participant in respect of such award will be treated as a dividend taxable as ordinary income, and the Company will not be entitled to a deduction in respect of any such dividend payment.

Unless the participant has made an election under Section 83(b) of the Code (as described below), at the time the terms and conditions applicable to the restricted shares are satisfied, a participant will recognize compensation taxable as ordinary income, and the Company generally will be entitled to a deduction, in an amount equal to the then fair market value of the shares of Company Common Stock or which the terms and conditions applicable to the restricted share award have been satisfied. The participant's tax basis for any such shares of the Company common stock would be the fair market value on the date such terms and conditions are satisfied.

A participant may irrevocably elect under Section 83(b) of the Code to recognize compensation taxable as ordinary income, and the Company will be entitled to a corresponding deduction, in an amount equal to the fair market value of such restricted shares (determined without regard to any restrictions thereon) on the date of grant. Such an election must be made by the participant not later than 30 days after the date of grant. If such an election is made, no income would be recognized by the participant (and the Company will not be entitled to a corresponding deduction) at the time the applicable terms and conditions are satisfied. The participant's tax basis for the restricted shares received and for any shares of the Company common stock subsequently held in respect thereof would be the fair market value of the restricted shares (determined without regard to any restrictions thereon) on the date of grant. If a participant makes such an election and subsequently all or part of the award is forfeited, the participant will not be entitled to a deduction as a result of such forfeiture.

The holding period for capital gain or loss purposes in respect of the Company's common stock underlying an award of restricted shares shall commence when the terms and conditions applicable to the restricted shares are satisfied, unless the participant makes a timely election under Section 83(b) of the Code. In such case, the holding period will commence immediately after the grant of such restricted shares.

Performance Units and *Restricted Stock Units*

A participant will not recognize any income upon the award of a performance unit or restricted stock unit. A participant will generally recognize compensation taxable as ordinary income when he or she receives payment with respect to a performance unit or a restricted stock unit, and at such time the Company will generally be entitled to a deduction equal to the amount of cash or the then fair market value of unrestricted Company common stock received by the participant in payment of the performance units or restricted stock units. The participant's tax basis for any such shares of the Company's common stock would be the fair market value on the date such unrestricted shares are transferred to the participant. If all or a portion of the performance units or restricted stock units are paid in restricted shares, see "Restricted Shares" above for a discussion of the applicable tax treatment.

Limits on Deductions

Under Section 162(m) of the Code, the amount of compensation paid to the chief executive officer and the four other most highly paid executive officers of the Company in the year for which a deduction is claimed by the Company (including its subsidiaries) is limited to $1,000,000 per person in any year, except that qualified performance-based compensation will be excluded for purposes of calculating the amount of compensation subject to this $1,000,000 limitation. The ability of the Company to claim a deduction for compensation paid to any other executive officer or employee of the Company (including its subsidiaries) is not affected by this provision.

The Company has structured the Plan so that it may generally claim a deduction in connection with (i) the exercise of non-qualified stock options and/or SARs, (ii) the disposition during the ISO Holding Period by an optionee of shares acquired upon the exercise of incentive stock options, and (iii) the payment of any performance units or restricted stock units, provided that, in each case, the requirements imposed on qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder are satisfied with respect to such awards. Any awards, other than stock options and SARs, which vest solely as a result of the passage of time will not be qualified performance-based compensation under Section 162(m) of the Code (e.g., certain restricted stock, restricted stock units and performance units), and amounts for which the Company may claim a deduction upon the lapse of any restrictions on such awards will be subject to the limitations on deductibility under Section 162(m).

However, the Plan does permit the Committee to make awards that will not qualify as "qualified performance-based compensation" within the meaning of Section 162(m) and, while the Compensation Committee expects that a significant portion of the awards it grants under the Plan will be "qualified performance-based compensation", the Committee may very well make various awards that do not satisfy those requirements.

Section 409A

Section 409A of the Code provides substantial penalties (described below) to persons deferring taxable income, unless the requirements of Section 409A have been satisfied. Many awards provided under the Plan could be viewed as deferring income for participants and may, therefore, be subject to Section 409A. While it is the intention of the Company's Board of Directors to prevent awards made under the Plan from being subject to Section 409A, or if subject to such section, to have such awards satisfy the requirements of Section 409A, there can be no assurance that awards made under the Plan which are subject to Section 409A will satisfy the requirements of Section 409A.

In the event that an award made under the Plan is subject to Section 409A, but does not satisfy the requirements of that Section, then the affected participant will incur an additional 20% penalty of the amount found to be improperly deferred, as well as full taxation of that amount and interest on that amount from the date when that amount became vested. In addition, other deferrals by that participant found to be part of the same "plan", even if the deferrals themselves satisfied Section 409A, would also be treated as failing to satisfy Section 409A and, with respect to those deferrals, the participant would also incur an additional 20% penalty of the amount deferred, as well as full taxation of that amount and interest on that amount from the date it became vested.

Additional Information

The recognition by an employee of compensation income with respect to a grant or an award under the Plan will be subject to withholding for federal income and employment tax purposes. If an employee, to the extent permitted by the terms of a grant or award under the Plan, uses shares of the Company's Common Stock to satisfy the federal income and employment tax withholding obligation, or any similar withholding obligation for state and local tax obligations, the employee will recognize a capital gain or loss, short-term or long-term, depending on the tax basis and holding period for such shares of the Company's Common Stock.

In the event that certain compensation payments or other benefits received by "disqualified individuals" (as defined in Section 280G(c) of the Code) under the Plan may cause or result in "excess parachute payments" (as defined in Section 280G(b)(1) of the Code) then, pursuant to Section 280G of the Code, any amount that constitutes an excess parachute payment is not deductible by the Company. In addition, Section 4999 of the Code generally imposes a 20% excise tax on the amount of any such excess parachute payment received by such a disqualified individual, and any such excess parachute payments will not be deductible by the Company (or a subsidiary).

PROPOSAL 3 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Grant Thornton LLP as the independent registered public accounting firm to audit and report upon the consolidated financial statements of the Company for the fiscal year ending March 31, 2008. Although stockholder ratification of the Board of Directors' action in this respect is not required, the Board of Directors considers it desirable for stockholders to pass upon the selection of auditors and, if the stockholders disapprove of the selection, intends to reconsider the selection of the independent registered public accounting firm for the fiscal year ending March 31, 2009.

It is expected that representatives of Grant Thornton LLP will be present at the meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders.

The Board of Directors recommends a vote FOR ratification of the appointment of the independent registered public accounting firm. Proxies received in response to this solicitation will be voted FOR the ratification of the appointment of the independent registered public accounting firm unless otherwise specified in the proxy.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On May 22, 2006, the Company notified its independent registered public accounting firm, Goldstein Golub Kessler LLP ("Goldstein") of its intention to engage Grant Thornton LLP as its new independent registered public accounting firm, at which time the Company dismissed Goldstein.

Goldstein's reports on the Company's financial statements for the two years preceding such dismissal did not contain an adverse opinion or disclaimer of opinion, and were not modified as to uncertainty, audit scope or accounting principles.

The decision to change the Company's independent registered public accounting firm was approved by the Company's Board of Directors.

There were no disagreements between the Company and Goldstein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Goldstein's satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

On May 25, 2006, the Company engaged Grant Thornton LLP as its new independent registered public accounting firm. Prior to the time the Company engaged Grant Thornton LLP, the Company did not consult Grant Thornton LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, or any other matters or reportable events as set forth in Item 304(a)(2)(ii) of Regulation S-B.

Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed by Grant Thornton LLP for the fiscal year ended March 31, 2007 and the three month Transitional Period ended March 31, 2006 for professional services rendered for the audit of the Company's annual financial statements, review of financial statements included in the Company's quarterly reports on Form 10-QSB and services that were provided in connection with statutory and regulatory filings or engagements were $230,000 for the fiscal year ended March 31, 2007 and $200,000 for the three month Transitional Period ended March 31, 2006. The aggregate fees billed by Goldstein Golub Kessler LLP for the fiscal year ended March 31, 2005 for professional services rendered for the audit of the Company's annual financial statements, review of financial statements included in the Company's quarterly reports on Form 10-QSB and services that were provided in connection with statutory and regulatory filings or engagements were $34,000.

Audit-Related Fees. The aggregate fees billed by Grant Thornton LLP for the fiscal year ended March 31, 2007 and the three month Transitional Period ended March 31, 2006 for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements were $27,500 for the fiscal year ended March 31, 2007 and $0 for the three month Transitional Period ended March 31, 2006. The aggregate fees billed by Goldstein Golub Kessler LLP for the fiscal year ended December 31, 2005 for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements were $0. The nature of the services performed for these fees was primarily in connection with the accounting treatment of the Company's variable interest entity.

Tax Fees. The aggregate fees billed by Grant Thornton LLP in the fiscal year ended March 31, 2007 for professional services rendered for tax compliance, tax advice and tax planning were $87,385 for the fiscal year ended March 31, 2007 and $0 for the three month Transitional Period ended March 31, 2006. The aggregate fees billed by Goldstein Golub Kessler LLP in the three month Transitional Period ended March 31, 2006 and the fiscal year ended December 31, 2005 for professional services rendered for tax compliance, tax advice and tax planning were $1,095 for the three month Transitional Period ended March 31, 2006 and $1,500 for the fiscal year ended December 31, 2005. The nature of the services performed for these fees was primarily for the preparation of tax returns, responding to inquiries from taxing agencies and tax structure planning.

All Other Fees. For the fiscal year ended December 31, 2005, the three month Transitional Period ended March 31, 2006 and the fiscal year ended March 31, 2007, the Company incurred no other fees.

Policy on Pre-Approval of Services Provided by Grant Thornton LLP.

The Audit Committee has established policies and procedures regarding pre-approval of all services provided by the independent registered public accounting firm. The Audit Committee pre-approves all audit and non-audit services provided by the independent registered public accounting firm, other than de minimis non-audit services, and shall not engage the independent registered public accounting firm to perform the specific non-audit services proscribed by law or regulation.

Other Matters

Any proposal of an eligible stockholder intended to be presented at the next annual meeting of stockholders must be received by the Company for inclusion in its proxy statement and form of proxy relating to that meeting no later than April 1, 2008. The proxy or proxies designated by the Company will have discretionary authority to vote on any matter properly presented by a stockholder for consideration at the next annual meeting of stockholders but not submitted for inclusion in the proxy materials for such meeting unless notice of the matter is received by the Company on or prior to June 13, 2008 and certain other conditions of the applicable rules of the SEC are satisfied. Stockholder proposals should be directed to the Secretary of the Company at the address set forth below.

We will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this Proxy Statement and other material which may be sent to stockholders in connection with this solicitation. In addition to solicitation of proxies by use of the mails, our directors, officers and employees (who will receive no compensation therefore in addition to their regular remuneration) may solicit the return of proxies by telephone, telegram or personal interview.

We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request instructions for voting the proxies. We may reimburse such banks, brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection therewith.

COPIES OF OUR ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED MARCH 31, 2007, TOGETHER WITH FINANCIAL STATEMENTS AND SCHEDULES, AS FILED WITH THE SEC ARE AVAILABLE TO STOCKHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST ADDRESSED TO LAURENCE S. LEVY, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER, RAND LOGISTICS, INC., 461 FIFTH AVENUE, 25TH FLOOR, NEW YORK, NEW YORK, 10017.

Our Board of Directors does not intend to present, and does not have any reason to believe that others intend to present, any matter of business at the meeting other than those set forth in the accompanying Notice of Annual Meeting of Stockholders. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote any proxies in accordance with their judgment.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, STOCKHOLDERS ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING WHITE FORM OF PROXY IN THE ENCLOSED ENVELOPE.

By order of the Board of Directors,

CAROL ZELINSKI
Secretary

461 Fifth Avenue, 25th Floor
New York, New York 10017
July 30, 2007

RAND LOGISTICS, INC.

2007 LONG-TERM INCENTIVE PLAN

* * * * *

1. **Purpose**. The purpose of the 2007 Long-Term Incentive Plan (the "Plan") is to further and promote the interests of Rand Logistics, Inc. (the "Company"), its Subsidiaries (as defined below) and its shareholders by enabling the Company and its Subsidiaries to attract, retain and motivate employees, non-employee directors and consultants or those who will become employees, non-employee directors or consultants, and to align the interests of those individuals and the Company's shareholders.

2. **Definitions**. For purposes of the Plan, the following terms shall have the meanings set forth below:

2.1 **"Award"** means an award or grant made to a Participant under Sections 6, 7, 8 and/or 9 of the Plan.

2.2 **"Award Agreement"** means the agreement executed by a Participant pursuant to Sections 3.2 and 15.6 of the Plan in connection with the granting of an Award.

2.3 **"Board"** means the Board of Directors of the Company, as constituted from time to time.

2.4 **"Code"** means the Internal Revenue Code of 1986, as in effect and as amended from time to time, or any successor statute thereto, together with any rules, regulations and interpretations promulgated thereunder or with respect thereto.

2.5 **"Committee"** means the committee of the Board established to administer the Plan, as described in Section 3 of the Plan.

2.6 **"Common Stock"** means the Common Stock, par value $.0001 per share, of the Company or any security of the Company issued by the Company in substitution or exchange therefor.

2.7 **"Company"** means Rand Logistics, Inc., a Delaware corporation, or any successor corporation to Rand Logistics, Inc..

2.8 **"Exchange Act"** means the Securities Exchange Act of 1934, as in effect and as amended from time to time, or any successor statute thereto, together with any rules, regulations and interpretations promulgated thereunder or with respect thereto.

2.9 **"Fair Market Value"** of the Company's Common Stock means on, or with respect to, any given date(s), the average of the highest and lowest market prices of the Common Stock, as reported on the principal national securities exchange on which the Common Stock is listed or admitted to trading, for such date(s) or, if the Common Stock was not traded on such date(s), on the next preceding day or days on which the Common Stock was traded. If at any time the Common Stock is not traded on such an exchange, the Fair Market Value of a share of the Common Stock shall be determined in good faith by the Committee.

2.10 **"Incentive Stock Option"** means any stock option granted pursuant to the provisions of Section 6 of the Plan (and the relevant Award Agreement) that is intended to be (and is specifically designated as) an "incentive stock option" within the meaning of Section 422 of the Code.

2.11 **"Non-Qualified Stock Option"** means any stock option granted pursuant to the provisions of Section 6 of the Plan (and the relevant Award Agreement) that is not (and is specifically designated as not being) an Incentive Stock Option.

2.12 **"Participant"** means any individual who is selected from time to time under Section 5 to receive an Award under the Plan.

2.13 **"Performance Units"** means the monetary units granted under Section 9 of the Plan and the relevant Award Agreement.

2.14 **"Plan"** means the Rand Logistics, Inc. 2007 Long-Term Incentive Plan, as set forth herein and as in effect and as amended from time to time (together with any rules and regulations promulgated by the Committee with respect thereto).

2.15 **"Restricted Shares"** means the restricted shares of Common Stock granted pursuant to the provisions of Section 8 of the Plan and the relevant Award Agreement.

2.16 "**Restricted Stock Unit**" means an Award granted to a Participant pursuant to the provisions of Section 8 of the Plan and the relevant Award Agreement, except no shares of Common Stock are actually awarded to the Participant on the date of grant.

2.17 **"Stock Appreciation Right"** means an Award described in Section 7.2 of the Plan and granted pursuant to the provisions of Section 7 of the Plan.

2.18 "**Subsidiary(ies)**" means any corporation (other than the Company), partnership or limited liability company in an unbroken chain of entities, including and beginning with the Company, if each of such entities, other than the last entity in the unbroken chain, owns, directly or indirectly, more than fifty percent (50%) of the voting stock, partnership or membership interests in one of the other entities in such chain.

3. **Administration.**

3.1 **The Committee.** The Plan shall be administered by the Committee. The Committee shall be appointed from time to time by the Board and shall be comprised of not less than two (2) of the then members of the Board who are Non-Employee Directors (within the meaning of SEC Rule 16b-3(b)(3)) of the Company and Outside Directors (within the meaning of Section 162(m) of the Code). Consistent with the Bylaws of the Company, members of the Committee shall serve at the pleasure of the Board and the Board, subject to the immediately preceding sentence, may at any time and from time to time remove members from, or add members to, the Committee.

3.2 **Plan Administration and Plan Rules.** The Committee is authorized to construe and interpret the Plan and to promulgate, amend and rescind rules and regulations relating to the implementation, administration and maintenance of the Plan. Subject to the terms and conditions of the Plan, the Committee shall make all determinations necessary or advisable for the implementation, administration and maintenance of the Plan including, without limitation, (a) selecting the Plan's Participants, (b) making Awards in such amounts and in such forms as the Committee shall determine, (c) imposing such restrictions, terms and conditions upon such Awards as the Committee shall deem appropriate, and (d) correcting any technical defect(s) or technical omission(s), or reconciling any technical inconsistency(ies), in the Plan, any Award Agreement, and/or any other applicable agreement. The Committee may designate persons other than members of the Committee to carry out the day-to-day ministerial administration of the Plan under such conditions and limitations as it may prescribe, except that the Committee shall not delegate its authority with regard to the selection for participation in the Plan and/or the granting of any Awards to Participants. The Committee's determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. Any determination, decision or action of the Committee in connection with the construction, interpretation, administration, implementation or maintenance of the Plan shall be final, conclusive and binding upon all Participants and any person(s) claiming under or through any Participants. The Company shall effect the granting of Awards under the Plan, in accordance with the determinations made by the Committee, by execution of written agreements and/or other instruments in such forms as are approved by the Committee.

3.3 **Liability Limitation.** Neither the Board nor the Committee, nor any member of either, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan (or any Award Agreement), and the members of the Board and the Committee shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage which may be in effect from time to time.

4. **Term of Plan/Common Stock Subject to Plan.**

4.1 **Term**. The Plan shall terminate on the tenth anniversary of the Board's approval of the Plan, except with respect to Awards then outstanding. After such date no further Awards shall be granted under the Plan.

4.2 **Common Stock.** The maximum number of shares of Common Stock in respect of which Awards may be granted or paid out under the Plan, subject to adjustment as provided in Section 13.2 of the Plan, shall not exceed 2,500,000 shares of Common Stock. In the event of a change in the Common Stock of the Company that is limited to a change in the designation thereof to "Capital Stock" or other similar designation, or to a change in the par value thereof, or from par value to no par value, without increase or decrease in the number of issued shares, the shares resulting from any such change shall be deemed to be the Common Stock for purposes of the Plan. Common Stock which may be issued under the Plan may be either authorized and unissued shares or issued shares which have been reacquired by the Company (in the open-market or in private transactions) and which are being held as treasury shares. No fractional shares of Common Stock shall be issued under the Plan.

4.3 **Computation of Available Shares.** For the purpose of computing the total number of shares of Common Stock available for Awards under the Plan, there shall be counted against the limitations set forth in Section 4.2 of the Plan the maximum number of shares of Common Stock potentially subject to issuance upon exercise or settlement of Awards granted under Sections 6 and 7 of the Plan, the number of shares of Common Stock issued under grants of Restricted Shares and Restricted Stock Units pursuant to Section 8 of the Plan and the maximum number of shares of Common Stock potentially issuable under grants or payments of Performance Units pursuant to Section 9 of the Plan, in each case determined as of the date on which such Awards are granted. If any Awards expire unexercised or are forfeited, surrendered, cancelled, terminated or settled in cash in lieu of Common Stock, the shares of Common Stock which were theretofore subject (or potentially subject) to such Awards shall again be available for Awards under the Plan to the extent of such expiration, forfeiture, surrender, cancellation, termination or settlement of such Awards.

5. **Eligibility.** Individuals eligible for Awards under the Plan shall be determined by the Committee in its sole discretion and shall be limited to the employees, non-employee directors of, and consultants to the Company and its Subsidiaries.

6. **Stock Options.**

6.1 **Terms and Conditions**. Stock options granted under the Plan shall be in respect of Common Stock and may be in the form of Incentive Stock Options or Non-Qualified Stock Options (sometimes referred to collectively herein as the "Stock Option(s))". Such Stock Options shall be subject to the terms and conditions set forth in this Section 6 and any additional terms and conditions, not inconsistent with the express terms and provisions of the Plan, as the Committee shall set forth in the relevant Award Agreement. The Committee may also provide that certain Stock Options shall be automatically exercised and settled on one or more fixed dates specified therein by the Committee (in such a situation, the Committee may provide that a number of shares of Common Stock with a Fair Market Value equal to or greater than the total exercise price be withheld to satisfy the exercise price and, in the event the Fair Market Value of the shares of Common Stock withheld exceeded the total exercise price, the Committee may provide that any excess be paid to the Participant in cash, securities or other property).

6.2 **Grant.** Stock Options may be granted under the Plan in such form as the Committee may from time to time approve. Stock Options may be granted alone or in addition to other Awards under the Plan or in tandem with Stock Appreciation Rights. Special provisions shall apply to Incentive Stock Options granted to any employee who owns (within the meaning of Section 422(b)(6) of the Code) more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its parent corporation or any subsidiary of the Company, within the meaning of Sections 424(e) and (f) of the Code (a "10% Shareholder").

6.3 **Exercise Price.** The exercise price per share of Common Stock subject to a Stock Option shall be determined by the Committee, including, without limitation, a determination based on a formula determined by the Committee; provided, however, that the exercise price of a Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of the grant of such Incentive Stock Option; provided, further, however, that, in the case of a 10% Shareholder, the exercise price of an Incentive Stock Option shall not be less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant.

6.4 **Term.** The term of each Stock Option shall be such period of time as is fixed by the Committee; provided, however, that the term of any Incentive Stock Option shall not exceed ten (10) years (five (5) years, in the case of a 10% Shareholder) after the date immediately preceding the date on which the Incentive Stock Option is granted.

6.5 **Method of Exercise.** A Stock Option may be exercised, in whole or in part, by giving written notice of exercise to the Secretary of the Company, or such other person as may be designated by the Company, specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the exercise price in cash, by certified check, bank draft, or money order payable to the order of the Company, or by payment through any other mechanism permitted by the Committee, including, if the Committee so determines, by delivery of shares of Common Stock. The proceeds received by the Company upon exercise of any Stock Option may be used by the Company for general corporate purposes. Any portion of a Stock Option that is exercised may not be exercised again.

6.6 **Tandem Grants.** If Non-Qualified Stock Options and Stock Appreciation Rights are granted in tandem, as designated in the relevant Award Agreements, the right of a Participant to exercise any such tandem Stock Option shall terminate to the extent such Participant exercises the Stock Appreciation Right to which such Stock Appreciation Right is related.

7. **Stock Appreciation Rights.**

7.1 Terms and Conditions. The grant of Stock Appreciation Rights under the Plan shall be subject to the terms and conditions set forth in this Section 7 and any additional terms and conditions, not inconsistent with the express terms and provisions of the Plan, as the Committee shall set forth in the relevant Award Agreement.

7.2 Stock Appreciation Rights. A Stock Appreciation Right is an Award granted with respect to a specified number of shares of Common Stock entitling a Participant to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant of the Stock Appreciation Right, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised.

7.3 Grant. Stock Appreciation Rights may be granted under the Plan in such form as the Committee may from time to time approve. A Stock Appreciation Right may be granted in addition to any other Award under the Plan or in tandem with or independent of a Non-Qualified Stock Option.

7.4 Term. The term of each Stock Appreciation Right shall be such period of time as is fixed by the Committee.

7.5 Method of Exercise. A Stock Appreciation Right may be exercised, in whole or in part, by giving written notice of exercise to the Secretary of the Company, or such other person as may be designated by the Company, specifying the number of shares for which the Stock Appreciation Right is being exercised. Any portion of a Stock Appreciation that is exercised may not be exercised again.

7.6 Tandem Grants. If Non-Qualified Stock Options and Stock Appreciation Rights are granted in tandem, as designated in the relevant Award Agreements, the right of a Participant to exercise a tandem Stock Appreciation Right shall terminate to the extent such Participant exercises the Non-Qualified Stock Option to which such Stock Appreciation Right is related.

8. **Restricted Shares and Restricted Stock Units.**

8.1 Terms and Conditions. Awards of Restricted Shares and/or Restricted Stock Units shall be subject to the terms and conditions set forth in this Section 8 and any additional terms and conditions, not inconsistent with the express terms and provisions of the Plan, as the Committee shall set forth in the relevant Award Agreement or other applicable agreement. Subject to the terms of the Plan, the Committee shall determine the number of Restricted Shares and/or Restricted Stock Units to be granted to a Participant and the Committee may provide or impose different terms and conditions on any particular Restricted Shares and/or Restricted Stock Units grant made to any Participant. With respect to each Participant receiving an Award of Restricted Shares, there shall be issued a stock certificate (or certificates) in respect of such Restricted Shares. Such stock certificate(s) shall be registered in the name of the Participant, and shall bear, among other required legends, the following legend:

"THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING, WITHOUT LIMITATION, FORFEITURE EVENTS) CONTAINED IN THE RAND LOGISTICS, INC. 2007 LONG TERM INCENTIVE PLAN AND AN AWARD AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER HEREOF AND RAND LOGISTICS, INC. COPIES OF SUCH PLAN AND AWARD AGREEMENT ARE ON FILE IN THE OFFICE OF THE SECRETARY OF RAND LOGISTICS, INC., 461 FIFTH AVENUE, 25TH FLOOR, NEW YORK, NEW YORK 10017. RAND LOGISTICS, INC. WILL FURNISH TO THE RECORDHOLDER OF THE CERTIFICATE, WITHOUT CHARGE AND UPON WRITTEN REQUEST AT ITS PRINCIPAL PLACE OF BUSINESS, A COPY OF SUCH PLAN AND AWARD AGREEMENT. RAND LOGISTICS, INC. RESERVES THE RIGHT TO REFUSE TO RECORD THE TRANSFER OF THIS CERTIFICATE UNTIL ALL SUCH RESTRICTIONS ARE SATISFIED, ALL SUCH TERMS ARE COMPLIED WITH AND ALL SUCH CONDITIONS ARE SATISFIED."

The stock certificate evidencing Restricted Shares shall, in the sole discretion of the Committee, be deposited with and held in custody by the Company until the restrictions thereon shall have lapsed and all of the terms and conditions applicable to such grant shall have been satisfied.

8.2 **<u>Restricted Share and/or Restricted Stock Unit Grants</u>**. A grant of Restricted Shares is an Award of shares of Common Stock granted to a Participant, subject to such restrictions, terms and conditions, if any, as the Committee deems appropriate, including, without limitation, (a) restrictions on the sale, assignment, transfer, hypothecation or other disposition of such shares, (b) the requirement that the Participant deposit such shares with the Company while such shares are subject to such restrictions, and (c) the requirement that such shares be forfeited upon termination of employment or service for any reason or for specified reasons within a specified period of time (including, without limitation, the failure to achieve designated performance goals). Restricted Stock Units shall be similar to Restricted Shares except that no shares of Common Stock are actually awarded to the Participant on the date of grant.

8.3 **<u>Restriction Period</u>**. In accordance with Sections 8.1 and 8.2 of the Plan and unless otherwise determined by the Committee (in its sole discretion) at any time and from time to time, Restricted Shares and/or Restricted Stock Units shall only become unrestricted and vested in the Participant in accordance with such vesting schedule and any other applicable restrictions, terms and conditions relating to such Restricted Shares and/or Restricted Stock Units, if any, as the Committee may establish in the relevant Award Agreement or other applicable agreement (the "Restriction Period"). During the Restriction Period, such stock shall be and remain unvested and a Participant may not sell, assign, transfer, pledge, encumber or otherwise dispose of or hypothecate such Award. Upon satisfaction of the vesting schedule and any other applicable restrictions, terms and conditions, the Participant shall be entitled to receive the Restricted Shares and/or Restricted Stock Units or a portion thereof, as the case may be, as provided in Section 8.4 of the Plan.

8.4 Payment of Restricted Share and/or Restricted Stock Unit Grants. After the satisfaction and/or lapse of the restrictions, terms and conditions established by the Committee in respect of a grant of Restricted Shares, a new certificate, without the legend set forth in Section 8.1 hereof, for the number of shares of Common Stock which are no longer subject to such restrictions, terms and conditions shall, as soon as practicable thereafter, be delivered to the Participant. Except as otherwise provided in this Section 8 or under applicable law, Restricted Stock Units shall be paid on such date and in such form (e.g., cash, shares, or a combination of cash and shares) as the Committee, in its sole discretion, shall determine.

8.5 Stockholder Rights. A Participant shall have, with respect to the shares of Common Stock underlying a grant of Restricted Shares, all of the rights of a stockholder of such stock (except as such rights (including the right to receive dividends), in the Committee's discretion, are limited or restricted under the Plan or in the relevant Award Agreement or in any other applicable agreement). Any stock dividends paid in respect of unvested Restricted Shares shall (to the extent the unvested Restricted Shares are entitled to receive dividends) be treated as additional Restricted Shares and shall be subject to the same restrictions and other terms and conditions that apply to the unvested Restricted Shares in respect of which such stock dividends are issued. There shall be no shareholder rights with respect to any Restricted Stock Units granted hereunder.

9. Performance Units.

9.1 Terms and Conditions. Performance Units shall be subject to the terms and conditions set forth in this Section 9 and any additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee shall set forth in the relevant Award Agreement.

9.2 Performance Unit Grants. A Performance Unit is an Award of units (with each unit representing such monetary amount as is designated by the Committee in the Award Agreement) granted to a Participant, subject to such terms and conditions as the Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such units (or a portion thereof) in the event certain performance criteria or other conditions are not met within a designated period of time.

9.3 Grants. Performance Units may be granted alone or in addition to any other Awards under the Plan. Subject to the terms of the Plan, the Committee shall determine the number of Performance Units to be granted to a Participant and the Committee may impose different terms and conditions on any particular Performance Units granted to any Participant.

9.4 Performance Goals and Performance Periods. Participants receiving a grant of Performance Units shall only earn into and be entitled to payment in respect of such Awards if the Company and/or the Participant achieves certain performance goals (the

"Performance Goals") during and in respect of a designated performance period (the "Performance Period"). The Performance Goals and the Performance Period shall be established by the Committee, in its sole discretion. The Committee shall establish Performance Goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period. The Committee shall also establish a schedule or schedules for Performance Units setting forth the portion of the Award which will be earned or forfeited based on the degree of achievement, or lack thereof, of the Performance Goals at the end of the relevant Performance Period. In setting Performance Goals, the Committee may use, but shall not be limited to, such measures as level of sales, earnings per share, income before income taxes and cumulative effect of accounting changes, income before cumulative effect of accounting changes, net income, earnings before interest and taxes, return on assets, return on equity, return on capital employed, total stockholder return, market valuation, cash flow, completion of acquisitions and/or divestitures, comparisons to peer companies, individual or aggregate Participant performance or such other measure or measures of performance as the Committee, in its sole discretion, may deem appropriate. Such performance measures shall be defined as to their respective components and meaning by the Committee (in its sole discretion). During any Performance Period, the Committee shall have the authority to adjust the Performance Goals and/or the Performance Period in such manner as the Committee, in its sole discretion, deems appropriate at any time and from time to time.

9.5 ***Payment of Units.*** With respect to each Performance Unit, the Participant shall, if the applicable Performance Goals have been achieved, or partially achieved, as determined by the Committee in its sole discretion, by the Company and/or the Participant during the relevant Performance Period, be entitled to receive payment in an amount equal to the designated value of each Performance Unit times the number of such units so earned. Payment in settlement of earned Performance Units shall be made as soon as practicable following the conclusion of the respective Performance Period in cash, in unrestricted Common Stock, or in Restricted Shares, or in any combination thereof, as the Committee in its sole discretion, shall determine and provide in the relevant Award Agreement.

10. Other Provisions.

10.1 **Performance-Based Awards.** Performance Units, Restricted Shares, Restricted Stock Units and other Awards subject to performance criteria that are intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code shall be paid or become vested solely on account of the attainment of one or more preestablished, objective performance goals within the meaning of Section 162(m) and the regulations thereunder. These performance goals shall be based on any of the following performance criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, as the Committee may determine: level of sales, earnings per share, income before income taxes and cumulative effect of accounting changes, income before cumulative effect of accounting changes, net income, earnings before interest and taxes, return on assets, return on equity, return on capital employed, total stockholder return, market valuation, cash flow, comparisons to peer companies, working capital management, management of capital expenditures, growth rate of revenue, growth rate of earnings before interest and taxes and completion of acquisitions and/or divestitures. The foregoing criteria shall have any reasonable definitions that the Committee may specify, which may include or exclude any or all of the following items, as the Committee may specify: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring or productivity initiatives; non-operating items; acquisition expenses; and effects of divestitures. Any such performance criterion or combination of such criteria may apply to a Participant's award opportunity in its entirety or to any designated portion or portions of the award opportunity, as the Committee may specify. The payout of any such Award to a Covered Employee may be reduced, but not increased, based on the degree of attainment of other performance criteria or otherwise at the discretion of the Committee. For purposes of the Plan, "Covered Employee" has the same meaning as set forth in Section 162(m) of the Code.

10.2 Maximum Yearly Awards. The maximum annual Common Stock amounts in this Section 10.2 are subject to adjustment under Section 13.2 and are subject to the Plan maximum under Section 4.2.

10.2.1 Performance-Based Awards. The maximum amount payable in respect of Performance Units, performance-based Restricted Shares and Restricted Stock Units and other Awards in any calendar year may not exceed 1,000,000 shares of Common Stock (or the then equivalent Fair Market Value thereof) in the case of any individual Participant.

10.2.2 Stock Options and SARs. Each individual Participant may not receive in any calendar year Awards of Options or Stock Appreciation Rights exceeding 1,000,000 underlying shares of Common Stock.

11. Dividend Equivalents. In addition to the provisions of Section 8.5 of the Plan, Awards of Stock Options, and/or Stock Appreciation Rights, may, in the sole discretion of the Committee and if provided for in the relevant Award Agreement, earn dividend equivalents. In respect of any such Award which is outstanding on a dividend record date for Common Stock, the Participant shall be credited with an amount equal to the amount of cash or stock dividends that would have been paid on the shares of Common Stock covered by such Award had such covered shares been issued and outstanding on such dividend record date. The Committee shall establish such rules and procedures governing the crediting of such dividend equivalents, including, without limitation, the amount, the timing, form of payment and payment contingencies and/or restrictions of such dividend equivalents, as it deems appropriate or necessary.

12. Non-transferability of Awards. Unless otherwise provided in the Award Agreement, no Award under the Plan or any Award Agreement, and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged, or otherwise hypothecated or disposed of by a Participant or any beneficiary(ies) of any Participant, except by testamentary disposition by the Participant or the laws of intestate succession. No such interest shall be subject to execution, attachment or similar legal process, including, without limitation, seizure for the payment of the Participant's debts, judgements, alimony, or separate maintenance. Unless otherwise provided in the Award Agreement, during the lifetime of a Participant, Stock Options and Stock Appreciation Rights are exercisable only by the Participant.

13. Changes in Capitalization and Other Matters.

13.1 No Corporate Action Restriction. The existence of the Plan, any Award Agreement and/or the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company's or any Subsidiary's capital structure or its business, (b) any merger, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stocks ahead of or affecting the Company's or any Subsidiary's capital stock or the rights thereof, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the Company's or any Subsidiary's assets or business, or (f) any other corporate act or proceeding by the Company or any Subsidiary. No Participant, beneficiary or any other person shall have any claim against any member of the Board or the Committee, the Company or any Subsidiary, or any employees, officers, shareholders or agents of the Company or any subsidiary, as a result of any such action.

13.2 Changes in Capital Structure. Awards granted under the Plan, any agreements evidencing such Awards and the maximum number of shares of Common Stock subject to all Awards stated in Section 4.2 and subject to individual calendar year Awards in Section 10.2 shall be subject to adjustment or substitution, as determined by the Committee in its sole discretion, as to the number, price or kind of a share of stock or other consideration subject to such Awards or as otherwise determined by the Committee to be equitable (i) in the event of changes in the outstanding stock or in the capital structure of the Company by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such Award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

Notwithstanding the above, in the event of any of the following,

A. The Company is merged into or consolidated with another corporation or entity;

B. All or substantially all of the assets of the Company are acquired by another person;

C. The reorganization or liquidation of the Company;

D. The Company entering into a written agreement to undergo an event described in clauses A, B or C above;

then the Committee may, in its discretion and upon at least ten (10) days advance notice to the affected persons, cancel any outstanding Awards and cause the holders thereof to be paid, in cash, securities or other property (including any securities or other property of a successor or acquirer), or any combination thereof, the value of such Awards as determined by the Committee in its sole discretion; in the case of Stock Options, the value of the Award shall be based upon the excess of the value of a share of Common Stock over the exercise price per share. The Committee may, in its sole discretion, provide that such cash, securities or other property is subject to vesting and/or exercisability terms similar to the Award being cancelled.

14. Amendment, Suspension and Termination.

14.1 In General. The Board may suspend or terminate the Plan (or any portion thereof) at any time and may amend the Plan at any time and from time to time in such respects as the Board may deem advisable or to be in the best interests of the Company or any Subsidiary. No such amendment, suspension or termination shall (x) materially and adversely effect the rights of any Participant under any Award, without the consent of such Participant or (y) increase the number of shares available for Awards pursuant to Section 4.2 without shareholder approval; provided, however, that the Board may amend the Plan, without the consent of any Participants, in any way it deems appropriate to satisfy Code Section 409A and any regulations or other authority promulgated thereunder, including any amendment of the Plan to cause certain Awards not to be subject to Code Section 409A.

14.2 Award Agreement Modifications. The Committee may (in its sole discretion) amend or modify at any time and from time to time the terms and provisions of any outstanding Award, in any manner to the extent that the Committee under the Plan or any Award Agreement could have initially determined the restrictions, terms and provisions of such Awards, including, without limitation, changing or accelerating (a) the date or dates as of which such Stock Options or Stock Appreciation Rights shall become exercisable, (b) the date or dates as of which such Restricted Share grants shall become vested, or (c) the performance period or goals in respect of any Performance Units; provided, however that with respect to an Award intended to be "qualified performance-based compensation", no such amendment or modification may cause the Award to cease to satisfy the requirements of "qualified performance-based compensation". No such amendment or modification shall, however, materially and adversely affect the rights of any Participant under any such Award without the consent of such Participant; provided, however, that the Committee may amend an Award, without the consent of the Participant, in any way it deems appropriate to satisfy Code Section 409A and any regulations or other authority promulgated thereunder, including any amendment or modification of such Award to cause it not to be subject to Code Section 409A.

15. **Miscellaneous.**

15.1 **Tax Withholding.** The Company shall have the right to deduct from any payment or settlement under the Plan, including, without limitation, the exercise of any Stock Option or Stock Appreciation Right, or the delivery, transfer or vesting of any Common Stock or Restricted Shares, any federal, state, local, foreign or other taxes of any kind which the Committee, in its sole discretion, deems necessary to be withheld to comply with the Code and/or any other applicable law, rule or regulation. In addition, the Company shall have the right to require payment from a Participant to cover any applicable withholding or other employment taxes due upon any payment or settlement under the Plan.

15.2 **No Right to Employment**. Neither the adoption of the Plan, the granting of any Award, nor the execution of any Award Agreement, shall confer upon any employee, director or consultant of the Company or any Subsidiary any right to continued employment, Board membership or consulting relationship with the Company or any Subsidiary, as the case may be, nor shall it interfere in any way with the right, if any, of the Company or any Subsidiary to terminate the employment, directorship or consulting relationship of any employee, director or consultant at any time for any reason, even if such termination adversely affects such Participant's Awards.

15.3 **Unfunded Plan.** The Plan shall be unfunded and the Company shall not be required to segregate any assets in connection with any Awards under the Plan. Any liability of the Company to any person with respect to any Award under the Plan or any Award Agreement shall be based solely upon the contractual obligations that may be created as a result of the Plan or any such award or agreement. No such obligation of the Company shall be deemed to be secured by any pledge of, encumbrance on, or other interest in, any property or asset of the Company or any Subsidiary. Nothing contained in the Plan, any Award Agreement or any applicable agreement, shall be construed as creating in respect of any Participant (or beneficiary thereof or any other person) any equity or other interest of any kind in any assets of the Company or any Subsidiary or creating a trust of any kind or a fiduciary relationship of any kind between the Company, any Subsidiary and/or any such Participant, any beneficiary thereof or any other person.

15.4 **Other Company Benefit and Compensation Programs.** Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary unless expressly provided in such other plans or arrangements, or except where the Committee expressly determines in writing that inclusion of an Award or portion of an Award should be included to accurately reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive annual base salary or other cash compensation. Awards under the Plan may be made in addition to, in combination with, or as alternatives to, grants, awards or payments under any other plans or arrangements of the Company or its Subsidiaries. The existence of the Plan notwithstanding, the Company or any Subsidiary may adopt such other compensation plans or programs and additional compensation arrangements as it deems necessary to attract, retain and motivate employees, non-employee directors and consultants.

15.5 Listing, Registration and Other Legal Compliance. No Awards or shares of the Common Stock shall be required to be issued or granted under the Plan or any Award Agreement unless legal counsel for the Company shall be satisfied that such issuance or grant will be in compliance with all applicable federal and state securities laws and regulations and any other applicable laws or regulations. The Committee may require, as a condition of any payment or share issuance, that certain agreements, undertakings, representations, certificates, and/or information, as the Committee may deem necessary or advisable, be executed or provided to the Company to assure compliance with all such applicable laws or regulations. Certificates for shares of the Restricted Shares and/or Common Stock delivered under the Plan may bear appropriate legends and may be subject to such stock-transfer orders and such other restrictions as the Committee may deem advisable under the rules, regulations, or other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. In addition, if, at any time specified herein (or in any Award Agreement or otherwise) for (a) the making of any Award, or the making of any determination, (b) the issuance or other distribution of Restricted Shares and/or Common Stock, or (c) the payment of amounts to or through a Participant with respect to any Award, any law, rule, regulation or other requirement of any governmental authority or agency shall require either the Company, any Subsidiary or any Participant (or any estate, designated beneficiary or other legal representative thereof) to take any action in connection with any such determination, any such shares to be issued or distributed, any such payment, or the making of any such determination, as the case may be, shall be deferred until such required action is taken. With respect to persons subject to Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable conditions of SEC Rule 16b-3.

15.6 Award Agreements. Each Participant receiving an Award under the Plan shall enter into an Award Agreement and any other agreement with the Company and/or its Subsidiaries as may be required by the Committee in such forms as determined by the Committee. Each Participant shall agree to the restrictions, terms and conditions of the Award set forth therein and in the Plan.

15.7 Designation of Beneficiary. Each Participant to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Stock Option or Stock Appreciation Right or to receive any payment which under the terms of the Plan and the relevant Award Agreement may become exercisable or payable on or after the Participant's death. At any time, and from time to time, any such designation may be changed or cancelled by the Participant without the consent of any such beneficiary. Any such designation, change or cancellation must be on a form provided for that purpose by the Committee and shall not be effective until received by the Committee. If no beneficiary has been designated by a deceased Participant, or if the designated beneficiaries have predeceased the Participant, the beneficiary shall be the Participant's estate. If the Participant designates more than one beneficiary, any payments under the Plan to such beneficiaries shall be made in equal shares unless the Participant has expressly designated otherwise, in which case the payments shall be made in the shares designated by the Participant.

15.8 **Leaves of Absence/Transfers.** The Committee shall have the power to promulgate rules and regulations and to make determinations, as it deems appropriate, under the Plan in respect of any leave of absence from the Company or any Subsidiary granted to a Participant. Without limiting the generality of the foregoing, the Committee may determine whether any such leave of absence shall be treated as if the Participant has terminated employment with the Company or any such Subsidiary. If a Participant transfers within the Company, or to or from any Subsidiary, such Participant shall not be deemed to have terminated employment as a result of such transfer.

15.9 **Governing Law.** The Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of New York, without reference to the principles of conflict of laws thereof. Any titles and headings herein are for reference purposes only, and shall in no way limit, define or otherwise affect the meaning, construction or interpretation of any provisions of the Plan.

15.10 **Effective Date.** The Plan shall be effective upon its approval by the Board and adoption by the Company, subject to the approval of the Plan by the Company's shareholders in accordance with Sections 162(m) and 422 of the Code.

IN WITNESS WHEREOF, this Plan is adopted by the Company on this 26th day of July, 2007

RAND LOGISTICS, INC.

By
Name: Laurence S. Levy
Title: Chairman of the Board and Chief Executive Officer

▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

PROXY

Please mark your votes like this **X**

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BELOW. IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR THE NOMINEE AND THE PROPOSALS LISTED BELOW.

	FOR nominee listed below	WITHHOLD AUTHORITY to vote for nominee listed below
1. Election of Class I Director:	☐	☐
Scott Bravener		

	FOR	AGAINST	ABSTAIN
2. To approve the Company's 2007 Long Term Incentive Plan.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
3. Ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2008.	☐	☐	☐

4. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

Please mark date and sign, and return promptly this proxy in the enclosed envelope.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature ______________________ **Signature if held jointly** ______________________ **Dated** ____________ **2007**

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

PROXY

RAND LOGISTICS, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 11, 2007. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints LAURENCE S. LEVY and EDWARD LEVY, and each of them, Proxies, with full power of substitution in each of them, in the name, place and stead of the undersigned, to vote at the Annual Meeting of Stockholders of Rand Logistics, Inc. (the "Company") on Tuesday, September 11, 2007, at the offices of the Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, NY 10022 or at any adjournment or adjournments thereof, according to the number of votes that the undersigned would be entitled to vote if personally present, upon the following matters:

This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, shares of the Common Stock represented by this proxy will be voted FOR the election of the nominee listed for Class I Director on the reverse side; FOR the approval of the Company's 2007 Long Term Incentive Plan; FOR ratification of the appointment of Grant Thornton LLP as the independent registered public accounting firm of Rand Logistics, Inc. for the fiscal year ending March 31, 2008; and in the discretion of the proxy holders on any other matter which comes before the meeting, including any continuation of the meeting caused by any adjournment, or any postponement of the meeting. This proxy may be revoked at any time prior to the time it is voted.

Only stockholders of record at the close of business on July 23, 2007 are entitled to notice of, and to vote at the meeting and any adjournment or postponement thereof.

END

(Continued and to be dated and signed on reverse side)